UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Encompass Group Affiliates, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

007511108

(CUSIP Number)

Sankaty Advisors, LLC 111 Huntington Avenue Boston, MA 02199 (617) 516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00711108
1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sankaty Credit Opportunities III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,500,922,628*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,500,922,628*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,922,628*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%**
14.	TYPE OF REPORTING PERSON PN

*	Represents, in the aggregate, 10,889,841,215 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock. The Sankaty entities received warrants to purchase 2,577,001,000 shares of common stock in the first quarter of the fiscal year ending June 30, 2011 when the Company failed to make a certain EBITDA leverage ratio, as defined, for the twelve month period prior to August 1, 2010 in accordance with the terms of the Note Purchase Agreement dated as of August 17, 2007 and amended August 1, 2008.
**	Based on 13,286,151,226 shares of Common Stock outstanding as of February 15, 2010, as reported by the Issuer in its Report on Form 10-Q for the period ended December 31, 2009 and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which requires that calculations be made for a stockholder assuming that such stockholder has converted its convertible securities but that no other stockholder has converted its convertible securities. The Issuer in its filings has taken a different approach to calculating percentage ownership, assuming full conversion of all outstanding securities convertible into Common Stock, resulting in the Issuer reporting a lower percentage ownership by the Reporting Person.

CUSIP No. 00711108
1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sankaty Credit Opportunities II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,250,930,179*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,250,930,179*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,930,179*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%**
14.	TYPE OF REPORTING PERSON PN

*	Represents, in the aggregate, 10,889,841,215 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock. The Sankaty entities received warrants to purchase 2,577,001,000 shares of common stock in the first quarter of the fiscal year ending June 30, 2011 when the Company failed to make a certain EBITDA leverage ratio, as defined, for the twelve month period prior to August 1, 2010 in accordance with the terms of the Note Purchase Agreement dated as of August 17, 2007 and amended August 1, 2008.
**	Based on 13,286,151,226 shares of Common Stock outstanding as of February 15, 2010, as reported by the Issuer in its Report on Form 10-Q for the period ended December 31, 2009 and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which requires that calculations be made for a stockholder assuming that such stockholder has converted its convertible securities but that no other stockholder has converted its convertible securities. The Issuer in its filings has taken a different approach to calculating percentage ownership, assuming full conversion of all outstanding securities convertible into Common Stock, resulting in the Issuer reporting a lower percentage ownership by the Reporting Person.

CUSIP No. 00711108
1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Prospect Harbor Credit Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,137,988,408*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,137,988,408*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,988,408*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%**
14.	TYPE OF REPORTING PERSON PN

*	Represents, in the aggregate, 10,889,841,215 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock. The Sankaty entities received warrants to purchase 2,577,001,000 shares of common stock in the first quarter of the fiscal year ending June 30, 2011 when the Company failed to make a certain EBITDA leverage ratio, as defined, for the twelve month period prior to August 1, 2010 in accordance with the terms of the Note Purchase Agreement dated as of August 17, 2007 and amended August 1, 2008.
**	Based on 13,286,151,226 shares of Common Stock outstanding as of February 15, 2010, as reported by the Issuer in its Report on Form 10-Q for the period ended December 31, 2009 and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which requires that calculations be made for a stockholder assuming that such stockholder has converted its convertible securities but that no other stockholder has converted its convertible securities. The Issuer in its filings has taken a different approach to calculating percentage ownership, assuming full conversion of all outstanding securities convertible into Common Stock, resulting in the Issuer reporting a lower percentage ownership by the Reporting Person.

CUSIP No. 00711108

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements Items 4 and 6 of the Statement on the Schedule 13D filed on June 22, 2010, as amended on February 11, 2011 (the “Schedule 13D”) by Sankaty Credit Opportunities III, L.P., a Delaware limited partnership (“SCO III”), Sankaty Credit Opportunities II, L.P., a Delaware limited partnership (“SCO II”), and Prospect Harbor Credit Partners, L.P., a Delaware limited partnership (“PHCP” and with SCO III and SCO II, each a “Reporting Person” and collectively, the “Reporting Persons”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

This Amendment No. 2 is being made to reflect the entry by the Reporting Persons and the Issuer into an agreement with respect to a material transaction with the Issuer, as described below under Items 4 and 6.

The Schedule 13D is hereby amended as follows:

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended to read by replacing the second paragraph of Item 4 of the Schedule 13D, as amended by Amendment No. 2, in its entirety with the following language:

The information contained in Item 6 below is incorporated by reference herein. Pursuant to an Asset Purchase Agreement (as defined below), Sancompass, Inc., a newly-formed entity indirectly controlled by the Reporting Persons and certain of their affiliated investors (“Newco”) will acquire substantially all of the assets (and assume substantially all of the liabilities) of the Issuer and its subsidiaries, including Encompass Parts Distribution, Inc. (the “Operating Company”), Cyber-Test, Inc., Vance Baldwin, Inc., Tritronics, Inc., and Encompass Service Solutions, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is amended and supplemented as follows:

On May 13, 2011, Newco and the parent of Newco (the “Parent”) entered into an agreement pursuant to which Newco will acquire substantially all of the assets (and assume substantially all of the liabilities) of the Issuer and its subsidiaries in exchange for consideration consisting of cash, the subordinated debt (as described below), shares of equity in the Parent and payment of certain agreed upon expenses of the Issuer (the “Asset Purchase Agreement”).

Conditions of the Asset Purchase Agreement require the Issuer to obtain shareholder approval, comply with other regulatory requirements and provide certain certifications to Newco. The Asset Purchase Agreement may be terminated as a result of, among other things, mutual agreement between the parties, breach of representations, warranties and covenants, or failure of the Issuer to enter certain exchange agreements by a specified date.

The foregoing description of the Asset Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Asset Purchase Agreement, which is filed as an exhibit to this Amendment No. 2 and is incorporated herein by reference in its entirety.

The Asset Purchase Agreement is incorporated herein by reference to provide investors, security holders, vendors, customers and other constituencies with information regarding its terms. It is not intended to provide any other factual or financial information about the Issuer, the Reporting Persons, Sankaty, or any of their respective subsidiaries and affiliates.

On May 13, 2011 Newco and ACT-DE LLC (a majority shareholder of the Issuer) (“ACT”) entered into a Voting Agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, ACT agreed to vote all of the shares of Issuer stock owned by it in favor of the transactions contemplated by the Asset Purchase Agreement. The foregoing description of the Voting Agreement is qualified in its entirety by, the full text of the Voting Agreement, which is filed as an exhibit to this Amendment No. 2 and is incorporated herein by reference in its entirety.

CUSIP No. 00711108

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	The Asset Purchase Agreement dated as of May 13, 2011.

Exhibit B	The Voting Agreement dated as of May 13, 2011.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 20, 2011

SANKATY CREDIT OPPORTUNITIES III, L.P.
By: Sankaty Credit Opportunities Investors III, LLC, its general partner
By: Sankaty Credit Member, LLC, its Managing Member

	By:	/s/ Ranesh Ramanathan
	Name:	Ranesh Ramanathan
	Title:	General Counsel

SANKATY CREDIT OPPORTUNITIES II, L.P.
By: Sankaty Credit Opportunities Investors II, LLC, its general partner
By: Sankaty Credit Member, LLC, its Managing Member

	By:	/s/ Ranesh Ramanathan
	Name:	Ranesh Ramanathan
	Title:	General Counsel

PROSPECT CREDIT PARTNERS, L.P.
By: Prospect Harbors Investors, LLC, its general partner
By: Sankaty Credit Member, LLC, its Managing Member

	By:	/s/ Ranesh Ramanathan
	Name:	Ranesh Ramanathan
	Title:	General Counsel

Execution Version

ASSET PURCHASE AGREEMENT

Dated as of May 13, 2011

Between

SANCOMPASS, INC.

ENCOMPASS SUPPLY CHAIN SOLUTIONS, INC.

and

ENCOMPASS GROUP AFFILIATES, INC.

ENCOMPASS PARTS DISTRIBUTION, INC.

CYBER-TEST, INC.

VANCE BALDWIN, INC.

TRITRONICS, INC.

ENCOMPASS SERVICE SOLUTIONS, INC.

i

Table of Contents (continued)

ii

Table of Contents (continued)

iii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement dated as of May 13, 2011 (as amended or otherwise modified, the “Agreement”) is between Sancompass, Inc., a Delaware corporation (the “Parent”) and Encompass Supply Chain Solutions, Inc., a Delaware corporation (the “Buyer”) and Encompass Group Affiliates, Inc., a Florida corporation (“Encompass”), Encompass Parts Distribution, Inc. (f/k/a Encompass Group Affiliates, Inc.), a Delaware corporation and a wholly-owned subsidiary of Encompass (“Encompass Parts”), Cyber-Test, Inc., a Delaware corporation (“Cyber-Test”), Vance Baldwin, Inc., a Florida corporation (“Vance Baldwin”), Tritronics, Inc., a Maryland corporation (“Tritronics”) and Encompass Service Solutions, Inc., a Delaware Corporation (“Encompass Service Solutions” and with Encompass, Encompass Parts, Cyber-Test, Vance Baldwin, Tritronics and Encompass Service Solutions, each a “Seller” and collectively, the “Sellers”).

RECITALS

WHEREAS, the Sellers are engaged in the business of the distribution and sale of parts for consumer electronics and related products, and providing repair, refurbishment and maintenance services for consumer electronics and related products (with all business activities associated therewith, the “Business”);

WHEREAS, the Buyer desires to purchase and acquire substantially all of the assets and contractual rights (and assume certain of the liabilities) of the Business from the Sellers, and the Sellers desire to sell such assets and contractual rights to the Buyer in accordance with the terms and conditions set forth in this Agreement;

WHEREAS, the Parent and the Buyer were formed for the purpose of entering into the Contemplated Transactions; and

WHEREAS, the Buyer and the Sellers desire to make certain representations, warranties, covenants and agreements in connection with the Contemplated Transactions and also to prescribe various conditions to the Contemplated Transactions.

AGREEMENT

NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, and other good and valuable consideration, the Buyer and the Sellers hereby agree as follows:

1. DEFINITIONS; CERTAIN RULES OF CONSTRUCTION.

As used herein, the following terms will have the following meanings:

“Action” means any claim, action, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, investigation, hearing, charge, complaint, demand, notice or proceeding to, from, by or before any Governmental Authority.

“Acquired Assets” is defined in Section 2.1.

“Acquisition Proposal” means any proposal or offer from any Person other than the Buyer for the acquisition, transfer, purchase or other disposition of the Business or the Acquired Assets (or any material portion thereof), including (a) the acquisition, transfer, purchase or other disposition of any Equity Interest of the Sellers, (b) any business combination involving or otherwise relating to the Sellers, (c) any offer or proposal to restructure all or any portion of the Liability of the Sellers or (d) any other similar transaction, the consummation of which would reasonably be expected (i) to prevent or materially delay the Contemplated Transactions or (ii) to dilute materially the benefits to the Buyer of such transactions.

“Affiliate” means, with respect to any specified Person at any time, (a) each Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person at such time, (b) each Person who is at such time an officer or director of, or direct or indirect beneficial holder of at least 20% of the aggregate voting power of, such specified Person, (c) each Person that is managed by a common group of executive officers and/or directors as such specified Person, (d) the members of the immediate family (i) of each officer, director or holder described in clause (b) and (ii) if such specified Person is an individual, of such specified Person and (e) each Person of which such specified Person or an Affiliate (as defined in clauses (a) through (d)) thereof will, directly or indirectly, beneficially own at least 20% of any class of Equity Interests at such time.

“Affiliate Transaction” is defined in Section 6.13.

“Agreement” is defined in the Preamble.

“Allocation” is defined in Section 10.2.

“Amendment to the Amended and Restated Note Purchase Agreement” means the second amendment to the Amended and Restated Note Purchase Agreement, by and between Encompass Parts, certain Guarantors (as defined therein), the Note Purchasers (as defined therein), and Sankaty Advisors, LLC, substantially in the form of Exhibit A.

“Ancillary Agreements” means the Amendment to the Amended and Restated Note Purchase Agreement, the Bills of Sale and Assumption Agreement, the Escrow Agreement and certain contribution agreements.

“Assumed Liabilities” is defined in Section 2.3.

“Available Funds” is defined in Section 8.3.

“Balance Sheet Assets” is defined in Section 2.1.1.

“Bills of Sale and Assumption Agreement” means the bills of sale between the Sellers and the Buyer substantially in the form of Exhibit B.

“Board of Directors” means the Board of Directors of Encompass.

“Business” is defined in the Recitals.

“Business Day” means any weekday other than a weekday on which banks in New York, New York are authorized or required to be closed.

“Business Employees” is defined in Section 5.9.

“Business Technology” means any and all Technology used or useful in connection with the Business and any and all Intellectual Property in any and all such Technology.

“Buyer” is defined in the Preamble.

“Buyer Indemnified Person” is defined in Section 8.1.1.

“Cash Portion” is defined in Section 2.5.

“Circuit City Bankruptcy Action” shall mean certain pending claims, as described in the complaint filed by Circuit City, against Vance Baldwin in November, 2010.

“Circuit City Claims” are defined in Section 8.1.1.

“Claim for Indemnification” is defined in Section 8.2.1.

“Closing” is defined in Section 2.6.1.

“Closing Date” is defined in Section 2.6.1.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Compensation” means, with respect to any Person, all salaries, wages, compensation, remuneration, bonuses or benefits of any kind or character whatever (including issuances or grants of Equity Interests), made or provided directly or indirectly by the Seller or its Affiliates to such Person or Affiliates of such Person.

“Consideration” is defined in Section 2.5.

“Consulting Letter Agreement” is defined in Section 2.4.2.

“Contemplated Transactions” means, collectively, the transactions contemplated by this Agreement, including (a) the purchase and sale of the Acquired Assets and the assumption of the Assumed Liabilities, (b) the execution, delivery and performance of this Agreement and the Ancillary Agreements and (c) the Seller Note Exchange.

“Contracts” is defined in Section 2.1.5.

“Contractual Obligation” means, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, commitment, promise, undertaking, arrangement or understanding related to the Business, whether written or oral and whether express or implied, or other document or instrument (including any document or instrument evidencing or otherwise relating to any Debt), to which or by which such Person is a party or otherwise subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Current Insurance Policies” is defined in Section 3.28.

“Cyber-Test” is defined in the Preamble.

“Debt” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person (a) for borrowed money (including overdraft facilities), (b) evidenced by notes, bonds, debentures or similar Contractual Obligations, (c) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the Ordinary Course of Business), (d) under capital leases (in accordance with GAAP), (e) in respect of letters of credit and bankers’ acceptances, (f) for Contractual Obligations relating to interest rate protection, swap agreements and collar agreements and (g) in the nature of Guarantees of the obligations described in clauses (a) through (f) above of any other Person. For the avoidance of doubt, Debt shall also include the Sankaty Notes and the Seller Notes.

“Eckert Note” is defined in Section 2.4.3.

“Employee Plan” is defined in Section 3.19.1.

“Encompass” is defined in the Preamble.

“Encompass Canada” means Encompass Distribution Canada, Inc., an Ontario, Canada corporation.

“Encompass Common Stock” means the shares of the common stock of Encompass, no par value.

“Encompass Mexico” means Encompass Parts Distribution, S. de R.L. de C.V., a Mexican corporation.

“Encompass Parts” is defined in the Preamble.

“Encompass Service Solutions” is defined in the Preamble.

“Encompass Shareholder Meeting” is defined in Section 5.2.1.

“Encumbrances” means any and all claims and any other interests, charges, conditions, equitable interests, liens, licenses, pledges, security interests, mortgages, rights of way, easements, encroachments, encumbrances, servitudes, rights of first offer or first refusal, buy/sell agreements and any other restrictions or covenants with respect to, or conditions governing the use, construction, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

“Enforceable” means, with respect to any Contractual Obligation stated to be Enforceable by or against any Person, that such Contractual Obligation is a legal, valid and binding obligation of such Person enforceable by or against such Person in accordance with its terms, subject to the effect of bankruptcy, reorganization, insolvency, receivership, moratorium and other similar laws affecting the rights and remedies of creditors generally and further subject to the exercise of judicial discretion and principles of equity.

“Environmental Laws” means any Legal Requirement relating to (a) Releases or threatened Releases of Hazardous Substances, (b) pollution or protection of public health or the environment or worker safety or health or (c) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances.

“Equipment” is defined in Section 3.14.

“Equity Interest” means (a) any capital stock, share, partnership or membership interest, unit of participation or other similar interest (however designated) in any Person and (b) any option, warrant, purchase right, conversion right, exchange rights or other Contractual Obligation which would entitle any Person to acquire any such interest in such Person or otherwise entitle any Person to share in the equity, profit, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights).

“Equity Purchase Price” is defined in Section 2.5.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means the agent appointed to manage and disburse the Escrow Funds, in accordance with the terms of the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement substantially in the form of Exhibit C as may be entered into on or prior to the Closing Date among the Sellers, the Buyer and the Escrow Agent.

“Escrow Amount” is defined in Section 2.7.

“Escrow Funds” means, at any particular time, the amount of funds remaining in the escrow account, as established in accordance with the Escrow Agreement.

“Exchange Act” is defined in Section 3.8.1.

“Excluded Assets” is defined in Section 2.2.

“Excluded Liabilities” is defined in Section 2.4.

“Facilities” means any buildings, plants, improvements or structures located on the Real Property.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Government Order” means any order, writ, judgment, injunction, decree, stipulation, ruling, determination or award entered by or with any Governmental Authority.

“Governmental Authority” means any United States federal, state or local or any foreign government or political subdivision thereof, or any multinational organization or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body.

“Guarantee” means, with respect to any Person, (a) any guarantee of the payment or performance of, or any contingent obligation in respect of, any Debt or other Liability of any other Person, (b) any other arrangement whereby credit is extended to any obligor (other than such Person) on the basis of any promise or undertaking of such Person (i) to pay the Debt or other Liability of such obligor, (ii) to purchase any obligation owed by such obligor, (iii) to purchase or lease assets under circumstances that are designed to enable such obligor to discharge one or more of its obligations or (iv) to maintain the capital, working capital, solvency or general financial condition of such obligor and (c) any liability as a general partner of a partnership or as a venturer in a joint venture in respect of Debt or other obligations of such partnership or venture.

“Hazardous Substance” is defined in Section 3.21.

“Indemnity Claim” means any claim for indemnification made by a Buyer Indemnified Person under Section 8 with respect to any actual or potential Loss.

“Independent Accountant” is defined in Section 10.2.

“Intellectual Property” means the entire right, title and interest in and to all proprietary rights of every kind and nature, including all rights and interests pertaining to or deriving from:

(a) patents, copyrights, mask work rights, technology, know-how, processes, trade secrets, algorithms, inventions, works, proprietary data, databases, formulae, research and development data and computer software or firmware;

(b) trademarks, trade names, service marks, service names, brands, trade dress and logos, and the goodwill and activities associated therewith;

(c) domain names, rights of privacy and publicity, moral rights, and proprietary rights of any kind or nature, however denominated, throughout the world in all media now known or hereafter created;

(d) any and all registrations, applications, recordings, licenses, common-law rights and Contractual Obligations relating to any of the foregoing; and

(e) all Actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions or other extensions of legal protections pertaining thereto.

“Intercompany Liability” means any Liability owed by any Seller to one or more of the other Sellers or any of their Affiliates (including the Non-Seller Subsidiaries, Encompass Canada and Encompass Mexico).

“Intercompany Receivable” means any receivable or other amount owed to any Seller by one or more of the other Sellers or any of their Affiliates (including the Non-Seller Subsidiaries, Encompass Canada and Encompass Mexico).

“Inter-Seller Allocation” is defined in Section 10.2.

“IRS” means the Internal Revenue Service.

“Law” or “Legal Requirement” means any United States federal, state or local or foreign law, statute, standard, ordinance, code, rule, regulation, resolution or promulgation, or any Governmental Order, or any license, franchise, permit or similar right granted under any of the foregoing, or any similar provision having the force or effect of law.

“Liability” means, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential, whether due or to become due and whether or not required under GAAP to be accrued on the financial statements of such Person.

“Licenses” is defined in Section 3.16.4.

“Losses” is defined in Section 8.1.1.

“Material Adverse Effect” means, with respect to the Business, any change, effect or circumstance that, when considered either singly or in the aggregate, is, or is reasonably likely to be, materially adverse to the Business, condition (financial or otherwise) or results of operations of the Sellers taken as a whole. Notwithstanding the foregoing, none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been a Material Adverse Effect with respect to the Sellers:

Any event arising from or relating to:

i.	general business or economic conditions, unless such event disproportionately affects the Sellers (taken as a whole) or the Business in any material respect),

ii.	the taking of any action expressly required by this Agreement and the Ancillary Agreements contemplated hereby,

iii.	any acts or omissions of any Seller taken at the request or demand of Sankaty or the Buyer,

iv.	any national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States,

v.	any changes in financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), or

vi.	any changes in GAAP or in any Law.

“Most Recent Balance Sheet” is defined in Section 3.8.2.

“Most Recent Balance Sheet Date” is defined in Section 3.8.2.

“Non-Competition Agreement” means the agreement between the Buyer and H.I.G. Capital, L.L.C. in substantially the same form as set forth in Exhibit D.

“Non-Seller Subsidiaries” means SpectruCell, Inc., a Delaware corporation, and Hudson Street Investments, Inc., a Delaware corporation.

“Ordinary Course of Business” means an action (i) taken by any Person in the ordinary course of such Person’s business which is consistent with the past customs and practices of such Person (including past practice with respect to quantity, amount, magnitude and frequency, standard employment and payroll policies and past practice with respect to management of working capital, as any of the foregoing may be modified in connection with the requirements of this Agreement) which is taken in the ordinary course of the normal day-to-day operations of such Person, or (ii) taken by a Seller, that has been consented to, in writing, by Sankaty.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, voting agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent” is defined in the Preamble.

“Parent Stockholders’ Agreement” is defined in Section 5.20.

“Parties” means the Parent, the Buyer and the Sellers, the parties to this Agreement.

“Permitted Encumbrances” means the following Encumbrances: (i) Liens for Taxes or assessments or other governmental charges or levies that are either (A) not yet due and payable or (B) fully reserved for the Most Recent Balance Sheet and disclosed on Schedule 1; (ii) pledges or deposits securing obligations under worker’s compensation, unemployment insurance, social security or public liability laws or similar legislation; (iii) pledges or deposits securing bids, tenders, contracts (other than contracts for the payment of money) or leases to which a Seller is a party as lessee made in the ordinary course of business; (iv) deposits securing public or statutory obligations of the Borrower; (v) inchoate and unperfected workers’, mechanics’, or similar liens arising in the ordinary course of business; (vi) carriers’, warehousemen’s, suppliers’ or other similar possessory liens arising in the ordinary course of business and securing indebtedness not yet due and payable; (vii) deposits of money securing, or in lieu of, surety, appeal or customs bonds in proceedings to which the Borrower is a party and (viii) zoning restrictions, easements, licenses, or other restrictions on the use of real property or other minor irregularities in title (including leasehold title) thereto, so long as the same do not materially impair the use, value, or marketability of such real estate.

“Permits” means, with respect to any Person, any license, franchise, permit, consent, approval, right, privilege, certificate or other similar authorization issued by, or otherwise granted by, any Governmental Authority to which or by which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Person” means any individual or corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity of any kind.

“Products” is defined in Section 3.27.1.

“Proxy Statement” is defined in Section 3.8.3.

“Purchase Price” is defined in Section 2.5.

“Real Property” is defined in Section 3.12.

“Real Property Leases” is defined in Section 3.12.

“Release” means any actual, threatened or alleged spilling, leaking, pumping, pouring, emitting, dispersing, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of any Hazardous Substance (including the disposal or abandonment of barrels, containers, tanks or other receptacles containing or previously containing any Hazardous Substance).

“Representative” means, with respect to any Person, any director, officer, employee, agent, or other representative of such Person under such Person’s control.

“Required Consent” is defined in Section 3.23.

“Requisite Shareholder Approval” is defined in Section 3.2.3.

“RGIP” means RGIP, LLC, a Delaware limited liability company.

“Sankaty” means, collectively, Sankaty Credit Opportunities II, L.P., a Delaware limited partnership, Sankaty Credit Opportunities III, L.P., a Delaware limited partnership, Sankaty Credit Opportunities IV, L.P., a Delaware Limited Partnership, Sankaty Credit Opportunities (Offshore Master) IV, L.P., a Cayman limited partnership, and certain other funds advised by Sankaty Advisors, LLC.

“Sankaty Notes” means, collectively, the Senior Notes and the Subordinated Notes.

“SEC” is defined in Section 3.8.1

“SEC Documents” is defined in Section 3.8.1.

“Securities Act” is defined in Section 3.8.1.

“Seller” and “Sellers” are defined in the Preamble.

“Seller Indemnified Person” is defined in Section 8.4.1.

“Sellers’ Knowledge” means the actual knowledge of Robert Gowens, John E. Donahue, Robert Coolidge or Kimberly Wagner, or the knowledge such individuals should reasonably be expected to obtain in the ordinary course of their duties on behalf of Encompass.

“Seller Note Exchange” shall mean the transaction between the holders of the Seller Notes and Encompass in which the Seller Notes will be exchanged or paid in full to the holders of the Seller Notes in exchange for equity of the Parent substantially in accordance with Schedule 4.1.6.

“Seller Note Exchange Agreements” are the binding agreements pursuant to which the Seller Note Exchange will occur.

“Seller Notes” means, collectively (a) the convertible promissory note issued to the former majority stockholder of Vance Baldwin in the initial principal amount of $1,000,000 by Encompass, issued on August 17, 2007 and (b) the subordinated promissory note issued in favor of Tritronics in the initial principal amount of $1,000,000 by Encompass, issued on August 1, 2008.

“Seller Plan” is defined in Section 3.19.2.

“Seller Tax Group Member” means (a) each Seller, (b) Encompass Canada, (c) Encompass Mexico and (d) any Person with which a person described in clause (a), (b) or (c) files or is required to file a consolidated, combined, unitary or similar Tax Return or for whose Taxes any Seller, Encompass Canada or Encompass Mexico may have liability as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s Taxes as a transferee or successor, by contract or otherwise.

“Senior Notes” shall mean the first priority secured senior notes issued by Encompass Parts to Sankaty in the initial aggregate principal amount of $12,690,000.

“Series E Preferred Stock” means the shares of series E preferred stock of Encompass, $0.01 par value.

“Sony LC” is defined in Section 5.17.

“SOX” is defined in Section 3.8.1.

“Straddle Period” is defined in Section 10.7.

“Subordinated Notes” means the second priority Series A and Series B subordinated notes issued by Encompass Parts to Sankaty in the amount of $24,500,000.

“Subsidiary” means, with respect to any Person, any and all entities that such Person directly and indirectly owns, beneficially or of record (a) an amount of Equity Interests in such entity that is sufficient to enable such Person to elect at least a majority of members of such entity’s governing body or (b) at least fifty percent (50%) of the outstanding Equity Interests or financial interests of such entity.

“Tax” or “Taxes” means (a) any and all federal, state, local, or foreign or other income, gross receipts, license, payroll, employment, excise, escheat obligation, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security and payroll (or similar, including FICA), employment, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and (b) any liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes as a transferee or successor, by contract or otherwise.

“Tax Return” means any return, election, estimate, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means all inventions, works, discoveries, innovations, know-how, information (including ideas, research and development, formulas, compositions, processes and techniques, data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, documentation and manuals), computer software, firmware, computer hardware, integrated circuits and integrated circuit masks, electronic, electrical and mechanical equipment and all other forms of technology, including improvements, modifications, works in process, derivatives or changes, whether tangible or intangible, embodied in any form, whether or not protectable or protected by patent, copyright, mask work right, trade secret law or otherwise, and all documents and other materials recording any of the foregoing.

“Termination Date” is defined in Section 9.1.

“Transferred Employee” is defined in Section 5.9.

“Transferred Plans” is defined in Section 5.9.4.

“Transfer Taxes” means any sales, use, registration, real property transfer, stamp, documentary or excise Taxes and recording charges incurred with respect to the purchase and sale of the Acquired Assets hereunder.

“Treasury Regulations” means the regulations promulgated under the Code.

“Tritronics” is defined in the Preamble.

“Vance Baldwin” is defined in the Preamble.

“WARN” means the Worker Adjustment and Retraining Notification Act, and any comparable law under the laws of any state.

Except as otherwise explicitly specified to the contrary, (a) references to a Section, Article, Exhibit or Schedule means a Section or Article of, or Schedule or Exhibit to this Agreement, unless another agreement is specified, (b) the word “including” will be construed as “including without limitation,” (c) the words “hereof,” “herein” and “hereunder” and words of similar import refer to this Agreement as a whole (including the Exhibits and Schedules hereto) and not to any particular provision of this Agreement, (d) the use of the word “or” is not intended to be exclusive unless expressly indicated otherwise, (e) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively and (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement.

2. PURCHASE AND SALE OF ASSETS.

2.1. Purchase and Sale of Assets. The Sellers agree to grant, sell, assign, transfer, convey and deliver to the Buyer, and the Buyer agrees to purchase from the Sellers at the Closing, subject to and upon the terms and conditions contained herein, free and clear of any and all Encumbrances, other than Encumbrances in favor of Sankaty or Permitted Encumbrances, all of the Sellers’ rights, titles and interests in and to all of the following properties and assets of the Sellers, other than the Excluded Assets described in Section 2.2 (collectively, the “Acquired Assets”):

2.1.1 All assets of the Business reflected on the Most Recent Balance Sheet and all assets of the Business that have been acquired since the date of Most Recent Balance Sheet (other than assets reflected on the Most Recent Balance Sheet that have been disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet) (collectively, the “Balance Sheet Assets”), including:

(a) all tangible personal property (such as equipment (including, but not limited to, product tooling), acquired inventory, raw materials, supplies, manufactured and purchased parts, works in progress, finished goods, furniture, automobiles, trucks, tractors and trailers) of the Business;

(b) all peripherals, computers and other electronic equipment used by the Business Employees; and

(c) all accounts receivable, notes receivable, cash, cash equivalents, securities, prepaid expenses and other current assets of the Business other than Intercompany

Receivables (except for Intercompany Receivables due to any Seller from Encompass Mexico or Encompass Canada that the Buyer has designated and agreed to treat as Acquired Assets as provided in Section 10.9).

2.1.2 All rights of the Sellers under all Permits used or useful in connection with the operation of the Business and any pending applications relating to any of the foregoing, including all Permits described in Schedule 3.17.2;

2.1.3 All Business Technology, goodwill associated therewith, licenses and sublicenses granted in respect thereto and rights thereunder, remedies against infringements thereof and rights to protection of interest therein;

2.1.4 All customer, distributor and supplier mailing lists, and all purchase histories and contact histories of the Business;

2.1.5 All rights of the Sellers under any Contractual Obligations related to the Business which are listed on Schedule 2.1.5, as well as such Contractual Obligations related to the Business which are entered into after the date hereof and prior to the Closing in the Ordinary Course of Business (provided that the Sellers shall have provided notice to the Buyer at least five (5) Business Days prior to the execution of any such Contract) and, to the extent required by Section 5.3, are approved in writing by the Buyer, which shall be added to Schedule 2.1.5 by an amendment at the Closing (collectively, the “Contracts”);

2.1.6 All claims, deposits, prepayments, refunds, causes of action, rights of recovery, rights of set off and rights of recoupment;

2.1.7 All business and financial records, warranty and repair logs, books, ledgers, files, plans, documents, correspondence, lists, plats, architectural plans, drawings, notebooks, specifications, creative materials, advertising and promotional materials, marketing materials, studies, reports, equipment repair, maintenance or service records relating to the Business, whether written or electronically stored or otherwise recorded;

2.1.8 All rights in and with respect to the assets associated with the Employee Plans listed on Schedule 2.1.8;

2.1.9 All rights in and with respect to the insurance policies and contracts listed on Schedule 3.28;

2.1.10 All of the Sellers’ rights to the use of all product names related to the Business, including but not limited to Encompass Parts Distribution, Cyber-Test, Vance Baldwin, Tritronics, Encompass Service Solutions, Encompass Canada and Encompass Mexico and Green Choice Parts;

2.1.11 All confidentiality agreements and non-competition agreements to which any Seller is a party;

2.1.12 All equity or other ownership interests in Encompass Canada and Encompass Mexico; and

2.1.13 All other assets of the Sellers of every kind and description, tangible or intangible, pertaining to or used in the Business, other than the Excluded Assets.

2.2. Excluded Assets. There shall be excluded from the Acquired Assets to be sold, assigned, transferred, conveyed and delivered to the Buyer hereunder, and to the extent in existence on the Closing Date, there shall be retained by the Sellers, the following assets, properties and rights (collectively, the “Excluded Assets”):

2.2.1 Each Seller’s charter and other Organizational Documents, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of such Seller as a legally organized entity;

2.2.2 Any (a) confidential personnel and medical records pertaining to any employees of the Sellers other than Transferred Employees, (b) books and records that the Sellers are required by law to retain or that the Sellers determine are necessary or advisable to retain including, without limitation, Tax Returns, financial statements and corporate or other entity filings; provided, that Buyer shall have the right to make copies of (i) any portions of such retained books and records that relate to the Business or any of the Acquired Assets and (ii) any Tax Returns, (c) any information management systems of the Sellers, other than those used or held for use exclusively in the conduct of the Business and (d) all corporate minute books, stock ledgers and stock certificates of Sellers and any of their subsidiaries;

2.2.3 All claims, rights and interest in and to any refunds of federal, state or local franchise, income or other Taxes of each Seller and paid by such Seller prior to the Closing Date;

2.2.4 All claims (including but not limited to claims under the Sellers’ insurance policies), causes of action and chooses in action of the Sellers, and all rights and interests of the Sellers under any settlement agreements, in each case arising from or relating to the ownership of operation of the Business on or prior to the Closing Date and any proceeds therefrom or arising in connection with the discharge by the Sellers of the Excluded Liabilities;

2.2.5 All Contractual Obligations relating to any present, former or prospective employee or independent contractor of the Sellers related to the Business or involving any compensation, performance based compensation, equity grants or similar arrangements, unless such Contracts are listed on Schedule 2.1.5;

2.2.6 All equity or other ownership interests in Non-Seller Subsidiaries;

2.2.7 All equity or other ownership interests any Seller has in another Seller;

2.2.8 Any Contract or other asset agreed upon in writing by the Sellers and the Buyer; and

2.2.9 All Intercompany Receivables (except for Intercompany Receivables due to a Seller from Encompass Mexico or Encompass Canada that the Buyer has designated and agreed to treat as Acquired Assets as provided in Section 10.9).

2.3. Assumption of Liabilities. At the Closing, on the terms and subject to the conditions set forth herein and except as specified in Section 2.4 hereof, from and after the Closing, the Buyer will assume and satisfy or perform when due, the Liabilities of the Sellers other than the Excluded Liabilities (the “Assumed Liabilities”) including, without limitation:

2.3.1 All Liabilities under the Contracts (other than any Excluded Liabilities);

2.3.2 All accounts payable and accrued expenses (excluding, for the avoidance of doubt, any accrued interest or other accrued liabilities related to the Subordinated Notes) of the Business set forth on the face of the Most Recent Balance Sheet;

2.3.3 All accounts payable and accrued expenses (excluding, for the avoidance of doubt, any accrued interest or other accrued liabilities related to the Subordinated Notes) of the Business incurred after the Most Recent Balance Sheet in the Ordinary Course of Business that would, if incurred prior to the Most Recent Balance Sheet date, be required in accordance with GAAP to be set forth on the face of the Most Recent Balance Sheet;

2.3.4 The Senior Notes outstanding as of the Closing;

2.3.5 Amounts due to Jack Donahue, pursuant to the terms of the employment agreement by and between Encompass and Jack Donahue, dated as of August 17, 2007 (as amended on July 31, 2009 and on August 17, 2009), but limited to (i) salary or severance in an amount not to exceed $21,000 per month from the Closing Date through August 17, 2011, with such amounts prorated for partial months, and (ii) a one-time “bonus payment” to Jack Donahue in an amount not to exceed $20,000;

2.3.6 All Liabilities under the Interim Management & Restructuring Advisory Proposal between Encompass and Phoenix Management Services, Inc., dated as of September 1, 2010, other than Liabilities occurring prior to the Closing Date;

2.3.7 All product return and product warranty Liability for products of the Business;

2.3.8 The Liabilities arising from the following claims of the Circuit City Bankruptcy Action: (i) Claim No. 1400 and (ii) the obligations of Vance Baldwin, or any of its Affiliates, to make any payments to Circuit City or any representative of the Circuit City estate, on account of asserted unearned advances or on account of avoidable preferential transfers: and

2.3.9 Subject to Section 2.6.2, the liabilities listed on Schedule 2.3.9.

2.4. Liabilities Not Assumed. Notwithstanding Section 2.3 or any other provision of this Agreement, the Assumed Liabilities will not include, the Buyer will not assume or perform, and the Sellers shall retain, pay, perform, discharge and satisfy any of the following Liabilities (collectively, the “Excluded Liabilities”):

2.4.1 The Seller Notes, including any unpaid interest, fees or penalties, all of which will be cancelled pursuant to the Seller Note Exchange Agreements;

2.4.2 Any Liability of the Sellers with respect to a certain Letter Agreement between Encompass, Danson Partners LLC and Wayne Danson, for payment of certain consulting fees, including any unpaid interest, fees or penalties (the “Consulting Letter Agreement”);

2.4.3 Any Liability of the Sellers in connection with a certain Convertible Subordinated Promissory Note issued by the Sellers to Eckert Seamans Cherin & Mellot, LLC, dated as of August 17, 2007, including any unpaid interest, fees or penalties (the “Eckert Note”);

2.4.4 Any Liability of the Sellers for costs and expenses incurred in connection with this Agreement, the making or performance of this Agreement and the transactions contemplated hereby, other than as contemplated by Section 2.5;

2.4.5 Any Liability of the Sellers or any of their Affiliates arising out of or related to the New York Medical Plan with Oxford Health Plans, LLC;

2.4.6 Provided the Buyer offers employment to all of the Business Employees on substantially the same terms and conditions as provided by the Sellers, and except to the extent any Liability arises or is increased due to the Buyer’s termination of any Business Employee after the Closing, any Liability of the Sellers or any of their Affiliates for making payments or providing Compensation of any kind to its employees or former employees (or independent contractors or former independent contractors), including (a) as a result of the sale of the Acquired Assets or as a result of the termination by the Buyer of any employees, (b) any Liability arising out of, or relating to, WARN; (c) any Liability in respect of work-related employee injuries or worker’s compensation claims and (d) except to the extent set forth in Section 2.3.5, any Liability arising out of, or relating to severance payments due to Jack Donahue (including, without limitation, arising from any termination of his employment by Buyer following the Closing Date);

2.4.7 Any Liability of any Seller or any Affiliate of any Seller for Taxes (including, for the avoidance of doubt, any such Taxes that may become a Liability of the Buyer under any doctrine of de facto merger or transferee or successor liability), except as otherwise provided in Section 10.2 with respect to Transfer Taxes; and

2.4.8 All Intercompany Liabilities (except for Intercompany Liabilities due from a Seller to Encompass Mexico or Encompass Canada that the Buyer has designated and agreed to treat as Assumed Liabilities as provided in Section 10.9).

2.5. Purchase Price and Other Consideration. At the Closing, the Buyer agrees to purchase the Acquired Assets, and as consideration therefor, the Buyer agrees to (a) assume the Assumed Liabilities, (b) transfer the Subordinated Notes to the Sellers, (c) pay $1,000,000 (the “Cash Portion”) as contemplated by Section 2.7, (d) transfer or cause to be transferred to Cyber-Test (or to one or more of the Sellers as Buyer may specify pursuant to Section 10.2) shares of equity of the Parent consistent with the capital structure term sheet attached as Schedule 4.1.6 (the “Equity Purchase Price”) and (e) pay the amounts required by Section 5.8 and any amount required to be paid to Sellers pursuant to the last sentence of Section 2.7 (collectively, (b), (c), (d) and (e) are referred to herein as the “Purchase Price,” and collectively (a), (b), (c), (d) and (e) are referred to herein as the “Consideration”). The Consideration shall be allocated in accordance with the Allocation as determined by Section 10.2; provided, that as set forth in Section 10.2, the Equity Purchase Price shall be allocated solely as consideration for assets of Cyber-Test unless Buyer determines to allocate such Equity Purchase Price otherwise as provided in Section 10.2.

2.6. The Closing.

2.6.1 The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Ropes & Gray LLP at the Prudential Tower at 800 Boylston Street, Boston, Massachusetts, or at such other location as the parties may agree, within five (5) Business Days after the satisfaction of the conditions set forth in Sections 6 and 7, which can be satisfied prior to the Closing (the date of the Closing being the “Closing Date”). Except as otherwise provided in Section 9, the failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place specified herein will not relieve any Party to this Agreement of any obligation under this Agreement.

2.6.2 At the Closing, the following transactions shall occur in the following sequence:

(a) The Senior Notes will be amended pursuant to the Amendment to the Amended and Restated Note Purchase Agreement;

(b) The Subordinated Notes will be contributed to the Parent, and the Subordinated Notes will then be contributed, directly or indirectly, to the Buyer;

(c) The Series E Preferred Stock and other equity interest in Encompass held by Sankaty and RGIP will be purchased by Encompass for $1.00;

(d) The Buyer will purchase, and the Sellers will sell the Acquired Assets; and

(e) Subject to receipt of payoff/release letters in favor of Buyer reasonably acceptable to Buyer, Buyer will assume and pay at the Closing the liabilities listed on Schedule 2.3.9; provided that Buyer shall not be required to assume and pay such liabilities in the event that it has not received such payoff/release letters.

2.7. Payment of Cash Portion of Purchase Price. At the Closing, Buyer shall pay the Cash Portion of the Purchase Price by wire transfer of immediately available funds as follows: (a) to the Escrow Agent, to such account as the Escrow Agent specifies to Buyer and Sellers in writing no fewer than two Business Days prior to the Closing Date, cash in an amount equal to $350,000 (the “Escrow Amount”) and (b) $650,000 to such account or accounts as Sellers specify to the Buyer in writing no fewer than two Business Days prior to the Closing. In addition, in the event that Buyer does not assume the liabilities set forth on Schedule 2.3.9 as provided in Section 2.6.2(e), then the amounts set forth on such Schedule shall be paid to Sellers to the account specified in clause (b) above or to such other accounts as are specified by Sellers.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER.

In order to induce the Parent and the Buyer to enter into and perform this Agreement and to consummate the Contemplated Transactions, the Sellers, jointly and severally, hereby represent and warrant to the Parent and the Buyer that, except (i) as set forth in the Disclosure Schedule (it being understood and agreed by the Parties hereto that disclosure of any item in any section or subsection of the Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection of the Disclosure Schedule to which the relevance of such item is readily apparent on its face), or (ii) other than with respect to the representations and warranties set forth in Section 3.8 and Section 3.22, as set forth in and readily apparent from the SEC Documents filed and publicly available or drafts of SEC documents provided to Buyer’s counsel on May 10, 2011 (excluding for purposes hereof and exhibits thereto), the statements contained in this Section 3 are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections specifically referenced in this Section 3. Each of the statements in this Section 3 is modified by exceptions set forth on the Disclosure Schedule, whether or not the specific statement is explicitly qualified by reference to the Disclosure Schedule.

3.1. Organization. Each Seller is (a) duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and (b) duly qualified to do business and is in good standing in each jurisdiction in which it owns or leases Real Property and in each other jurisdiction in which the failure to so qualify has not had, and is not reasonably likely to have, a Material Adverse Effect.

3.2. Power, Authorization and Shareholder Approval.

3.2.1 The execution, delivery and performance by each Seller of this Agreement and each Ancillary Agreement to which it is a party and the consummation of the Contemplated Transactions are within the power and authority of such Seller and have been duly authorized by all necessary action on the part of such Seller, other than the affirmative vote of the holders of a majority of the Equity Interest of Encompass, in accordance with Encompass’s Organizational Documents, entitled to vote on the record date. This Agreement and each Ancillary Agreement to which the Seller is a party (a)

has been duly executed and delivered by such Seller, (b) is a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms and (c) such Seller has all necessary corporate power and authority to carry out their obligations under this Agreement and the Ancillary Agreements and to consummate the Contemplated Transactions.

3.2.2 The Board of Directors, at a meeting duly called and held at which all directors were present, unanimously (i) determined that the terms of the Agreement are fair and in the best interests of Encompass and its shareholders, and declared it advisable, to enter into this Agreement and consummate the Contemplated Transactions, upon the terms and subject to the conditions set forth herein, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby upon the terms and conditions contained herein.

3.2.3 The affirmative vote of the holders of a majority of the outstanding shares of the common stock of Encompass (on an as-converted basis) (the “Requisite Shareholder Approval”) is the only vote of the holders of any class or series of the capital stock of Encompass that is necessary to adopt and approve this Agreement and consummate the transactions contemplated by this Agreement.

3.3. Authorization of Governmental Authorities. Except as disclosed on Schedule 3.3, no action by (including any authorization, consent or approval), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by any Seller of this Agreement and each Ancillary Agreement to which the Seller is a party or (b) consummation of the Contemplated Transactions by the Sellers.

3.4. Noncontravention. Neither the execution, delivery and performance by any Seller of this Agreement or any Ancillary Agreement to which it is a party nor the consummation of the Contemplated Transactions will, assuming the taking of any action by (including any authorization, consent or approval), or any filing with, any Governmental Authority, in each case as disclosed on Schedule 3.4:

(a) violate any Legal Requirement;

(b) result in a breach or violation of, or default under, any Contractual Obligation of any Seller;

(c) require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any Contractual Obligation of any Seller;

(d) result in the creation or imposition of an Encumbrance upon, or the forfeiture of, any Acquired Asset; or

(e) result in a breach or violation of, or default under, the Organizational Documents of any Seller.

except, in each case, to the extent such breach, violation, failure to obtain any acquired action, Encumbrance or forfeiture has not had, and would not reasonably be expected to have, a Material Adverse Effect.

3.5. Title to Assets. The Sellers have good and marketable title to, or a valid and subsisting leasehold interest in or valid rights under contract to use, all of the Acquired Assets, free and clear of all Encumbrances other than Permitted Encumbrances, and, by virtue of the grant, sale, assignment, transfer, conveyance, assignment and delivery of the Acquired Assets hereunder, at the Closing, the Buyer shall receive good title to the Acquired Assets, free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances created in favor of the Buyer or Sankaty.

3.6. All Assets Necessary to Conduct Business. The Acquired Assets comprise all of the assets, properties and rights of every type and description, real, personal, tangible and intangible used by the Seller in, or necessary to, the conduct of the Business as now conducted, except where the failure have such assets would not, and would not reasonably be expected to have, a Material Adverse Effect. The Excluded Assets do not include any asset, property or right, of any type or description, whether real or personal, tangible or intangible, that is necessary for the conduct of the Business or otherwise related directly to the Business, in each case, as now conducted.

3.7. Intentionally Omitted.

3.8. SEC Filings; Financial Statements.

3.8.1 SEC Filings.

(a) Except as disclosed on Schedule 3.8.1, all statements, reports, schedules, forms, exhibits and other documents required to have been filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) by Encompass or its Subsidiaries since January 1, 2010 and the drafts of SEC documents provided to Buyer’s counsel on May 10, 2011 (the “SEC Documents”) have been timely filed or furnished, as the case may be. As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) (as the case may be), and the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), except for such noncompliance as was remedied by any amendment or subsequent filing, each as in effect on the date so filed or furnished, and (ii) none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The SEC Documents include all certifications and statements required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder, and such certifications and statements contain no qualifications or exceptions to the matters certified or stated therein and have not been modified or withdrawn.

3.8.2 Financial Statements.

(a) Except as set forth on Schedule 3.8.2, the financial statements (including related notes, if any) contained in the SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of Encompass and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Encompass and its consolidated Subsidiaries for the periods covered thereby; except in each case for such noncompliance as was remedied or disclosed by or in any amendment or subsequent filing. For purposes of this Agreement, “Most Recent Balance Sheet” means that unaudited consolidated balance sheet of Encompass and its consolidated Subsidiaries as of December 31, 2010 set forth in Encompass’s draft Quarterly Report on Form 10-Q provided to Buyer’s counsel on May 10, 2011 and the “Most Recent Balance Sheet Date” means December 31, 2010.

(b) Except as disclosed on Schedule 3.8.1, since the Most Recent Balance Sheet Date, (i) neither Encompass nor any of its Subsidiaries nor, to the knowledge of Encompass, any member of the board of directors, officer, employee, auditor, accountant or representative of Encompass or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Encompass or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Encompass or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) to the knowledge of Encompass, no attorney representing Encompass or any of its Subsidiaries, whether or not employed by Encompass or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation, by Encompass or any of its officers, Trustees, employees or agents to the Trustees of Encompass or any committee thereof or to any Trustee or executive officer of Encompass.

3.8.3 Proxy Statement. The proxy statement, letter to stockholders, notice of meeting and form of proxy accompanying the proxy statement that will be provided to the shareholders of Encompass in connection with the solicitation of proxies for use at the

Encompass Shareholder Meeting (collectively, as amended or supplemented, the “Proxy Statement”) will, at the date of its initial filing with the SEC and at the date of any amendment or supplement thereto, comply as to form in all material respects with the applicable requirements of the Exchange Act. The Proxy Statement will not, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first sent to the shareholders of Encompass, at the date of any amendment or supplement thereto, or at the time of Encompass Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by Encompass with respect to information supplied by Buyer or any of its partners, members, stockholders, directors, officers, employees, affiliates, agents or other representatives that is included or incorporated by reference in the Proxy Statement.

3.9. Absence of Undisclosed Liabilities. Neither Encompass nor any of its Subsidiaries have any Liabilities that would be required to be reflected in the Most Recent Balance Sheet, except for (a) Liabilities set forth on the face of the Most Recent Balance Sheet, (b) Liabilities incurred in the Ordinary Course of Business since the Most Recent Balance Sheet Date (none of which results from, arises from, or relates to any breach of violation of, or default under, a Contractual Obligation or Legal Requirement), (c) Liabilities which have not had, and would not reasonably be expected to have, have a Material Adverse Effect and/or (d) Liabilities disclosed on any Schedule hereto.

3.10. Absence of Certain Developments. Except as set forth on Schedule 3.10, since the Most Recent Balance Sheet Date, the Business has been conducted in the Ordinary Course of Business and:

(a) there has been no material loss, destruction, damage or eminent domain taking (in each case, whether or not insured) affecting the Business or any Acquired Asset;

(b) the Seller has not materially increased the Compensation payable or paid, whether conditionally or otherwise, to any officer or management level employee;

(c) the Seller has not terminated or closed any Facility, business or operation related to the Business;

(d) the Seller has not written up or written down any Acquired Asset or revalued its inventory related to the Business; and

(e) no event or circumstance has occurred which has had, or is reasonably likely to have, a Material Adverse Effect.

3.11. Debt; Guarantees. The Sellers do not have Liabilities in respect of Debt except for (a) the Sankaty Notes, (b) the Seller Notes, (c) certain inter-company Debt as set forth on Schedule 3.11 and (d) certain third-party Debt as set forth on Schedule 3.11. For each item of inter-company Debt and third-party Debt, Schedule 3.11 correctly sets forth the debtor, the principal amount of the Debt as of the date of this Agreement, the creditor, the maturity date and the collateral, if any, securing the Debt. The Sellers do not have a Liability in respect of a guarantee of any Liability of any other Person other than another Seller.

3.12. Real Property. None of the real property that is primarily used in the Business is owned by any Seller. Schedule 3.12 sets forth an accurate and complete list of all real property leased by the Sellers and primarily related to the Business (such leased real property, the “Real Property”), and specifies the lessor(s) of such leased property and identifies each lease or any other Contractual Obligation under which such property is leased (the “Real Property Leases”). The Sellers have good title and own all right, title and interest in all respective leasehold estates and other rights purported to be granted by the Real Property Leases free and clear of any Encumbrances. The Real Property Leases do not impose material restrictions on any portion of the Business. The Sellers have delivered to the Buyer true, correct and complete copies of the Real Property Leases including all amendments, modifications, notices or memoranda of lease thereto and all estoppel certificates or subordinations, non-disturbance and attornment agreements related thereto. All such Real Property Leases will continue in full force and effect immediately after giving effect to the Contemplated Transactions. The current use of the Real Property is, in all material respects, in accordance the terms of any Permits, except where failure to do so would not have, and would not be reasonably expected to have, a Material Adverse Effect. All Permits the lack of which would result in a Material Adverse Effect will continue in full force and effect immediately after giving effect to the Contemplated Transactions.

3.13. Accounts Receivable. Schedule 3.13 contains a true and complete list of all existing accounts and notes receivable and includes the name of the obligated party together with the number of days outstanding of such accounts or notes receivable. All accounts and notes receivable reflected on the Most Recent Balance Sheet and all accounts and notes receivable arising subsequent to the Most Recent Balance Sheet Date and on or prior to the Closing Date, have arisen or will arise in the Ordinary Course of Business and to Seller’s knowledge represent or will represent legal, valid, binding and enforceable obligations to the Seller.

3.14. Equipment. Except as would materially adversely affect the Acquired Assets or the Business, all of the fixtures and other improvements to the Real Property included in the Acquired Assets (including any Facilities) and all of the tangible personal property other than inventory included in the Acquired Assets (the “Equipment”) (a) are adequate and suitable for their present and intended uses, (b) when taken as a whole are in good working order, operating condition and state of repair, (c) when taken as a whole have no material defects (whether patent or latent) and (d) have been maintained in accordance with normal industry practice.

3.15. Acquired Inventory. The items contained in the acquired inventory are merchantable products for sale in the Ordinary Course of Business, except for slow-moving, obsolete, below standard quality, damaged, or defective items consistent with the reserves set forth in amounts consistent with the Most Recent Balance Sheet.

3.16. Intellectual Property.

3.16.1 To the Sellers’ Knowledge, no Seller has (a) interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties or (b) received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that a Person must license or refrain from using any Intellectual Property rights of any third party in connection with the conduct of the Business or the use of the Business Technology). To the Sellers’ Knowledge, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Business Technology.

3.16.2 Schedule 3.16.2 identifies (a) all registered Intellectual Property which has been issued to any Seller related to the Business, (b) each pending application for registration which any Seller has made with respect to any Business Technology, (c) each Contractual Obligation which any Seller or any of its Affiliates have granted to any third party with respect to any of (a) or (b) above and (d) each Contractual Obligation which any Seller has granted to any third party with respect to Business Technology that is not included in (a) or (b) above. True, accurate and complete copies of all such registrations, applications and Contractual Obligations, in each case, as amended, or otherwise modified and in effect, have been delivered to the Buyer, as well as true, accurate and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item. Each such registration is valid and subsisting. Schedule 3.16.2 also identifies each trade name, trade dress and unregistered trademark or service mark used by the Seller in connection with the Business or the Business Technology.

3.16.3 With respect to each item of Business Technology, the lack of which would have a Material Adverse Effect:

(a) the Sellers possess all right, title, and interest in and to such item, free and clear of any Encumbrance except Permitted Encumbrances; and

(b) such item is not subject to any outstanding Government Order, and no Action is pending or threatened, which challenges the legality, validity, enforceability, use or ownership of such item.

3.16.4 Schedule 3.16.4 identifies each item of Business Technology that any Person besides a Seller owns and that is used by any Seller in connection with the Business pursuant to any license, sublicense or other Contractual Obligation (the “Licenses”) other than commercially available non-custom software. Except as disclosed on Schedule 3.16.4, there are no royalties for the use of any such Business Technology. The Sellers have delivered to the Buyer true, accurate and complete copies of all of the Licenses, in each case, as amended or otherwise modified and in effect. To the Sellers’ Knowledge, the Sellers’ use and dissemination of any and all data and information concerning consumers of its products or users of any web sites operated by the Sellers is in compliance with all applicable privacy policies, terms of use, and Legal Requirements. The transactions contemplated to be consummated hereunder as of the Closing will not violate any privacy policy, terms of use, or Legal Requirements relating to the use, dissemination, or transfer of such data or information.

3.17. Legal Compliance; Permits.

3.17.1 Compliance. No Seller is in breach or violation of, or default under, and has not since June 30, 2010 been in breach or violation of, or default under:

(a) its Organizational Documents nor, to the Sellers’ Knowledge, is there a basis which could constitute such a breach, violation or default; or

(b) any Legal Requirement nor, to the Sellers’ Knowledge, is there a basis which could constitute a breach, violation, or default and no Seller has received any notice of a claim that it has breached any Legal Requirement that would be reasonably likely to have a materially adverse effect on the Acquired Assets or the Buyer’s right to acquire the Acquired Assets.

3.17.2 Permits. The Sellers have been duly granted all material Permits under all Legal Requirements necessary for the conduct of the Business, except where failure to do would not have, and would not be reasonably expected to have, a Material Adverse Effect. Schedule 3.17.2 describes each Permit affecting, or relating to, the Acquired Assets or the Business together with the Governmental Authority or other Person responsible for issuing such Permit. Except as disclosed on Schedule 3.17.2, (a) the Permits are valid and in full force and effect, (b) to the Sellers’ Knowledge, no Seller is in breach or violation of, or default under, any such Permit and no Seller has received any notice of a claim of such a breach, violation nor default and (c) all material Permits will continue to be valid and in full force and effect for the benefit of the Buyer, on identical terms following the consummation of the Contemplated Transactions,.

3.18. Tax Matters. Since December 31, 2006 each Seller Tax Group Member has duly and timely filed, or has caused to be duly and timely filed on its behalf, all Tax Returns required to be filed by it in accordance with all Legal Requirements. All such Tax Returns were and are true, correct and complete in all material respects. All Taxes owed by any Seller Tax Group Member, whether or not shown on any Tax Return, have been timely paid. No Seller Tax Group Member currently is the beneficiary of any extension of time within which to file any such Tax Return and no statute of limitations with respect to any Tax for which any Seller may have Liability has been waived or extended. There is no pending audit, examination, investigation, dispute, proceeding or claim for which any Seller Tax Group Member has received notice relating to any Tax for which such Seller may have Liability. To the Sellers’ Knowledge, no claim has been made since December 31, 2006 by an authority in a jurisdiction where any Seller Tax Group Member does not file Tax Returns that such Seller Tax Group Member may be subject to taxation by that jurisdiction. No Seller Tax Group Member is a party to any Tax sharing or allocation agreement, arrangement or understanding. There are no Encumbrances on any of the assets of the Business that arose in connection with any failure (or alleged failure) to pay any Tax. Each Seller Tax Group Member has withheld and paid or caused to be withheld and paid all Taxes that it is or was obligated to withhold and pay from amounts owing to any employee, creditor, independent contractor, shareholder or other third party. The Sellers have delivered or made available to the Buyer copies of all of their Tax Returns for taxable years ending after December 31, 2006 and all examination reports, and statements of deficiencies assessed against or agreed to by any Seller Group member since January 1, 2007. No Seller Tax Group Member has, or as a result of the Contemplated Transactions, will have, any Liability with respect to Taxes that would reasonably be expected to have an adverse effect upon the Buyer’s right, title and interest in or to, or the Buyer’s right to use or enjoy (free and clear of any Encumbrances other than Permitted Encumbrances) any Acquired Asset. No Seller Tax Group Member has incurred any Liability for unpaid Taxes other than in the Ordinary Course of Business.

3.19. Employee Benefit Plans.

3.19.1 For purposes of this Agreement, “Employee Plan” means any plan, program, agreement, policy or arrangement, whether or not reduced to writing and whether funded or unfunded, (a) in which any one or more current or former employees, directors, consultants or independent contractors of or in respect of the Business, or any beneficiary or dependent of any such Person, participates or is eligible to participate, and (b) that is (i) a welfare plan within the meaning of Section 3(1) of ERISA including health and medical arrangements, life, disability or severance and indemnity programs, (ii) a pension benefit plan within the meaning of Section 3(2) of ERISA, (iii) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or other equity-based plan or (iv) bonus or other incentive, remuneration, severance, fringe-benefit, retention, change-of-control, profit-sharing, long-service, equity-based or deferred compensation arrangement.

3.19.2 Schedule 3.19.2 lists all Employee Plans as to which any Seller or any of its respective Affiliates sponsors, maintains, contributes or is obligated to contribute, or under which such Seller has or may have any Liability (each, a “Seller Plan”). With respect to each Seller Plan, the Sellers have made available to the Buyer true, accurate and complete copies of each of the following: (a) if the plan has been reduced to writing, the plan document together with all amendments thereto, (b) if the plan has not been reduced to writing, a written summary of all material plan terms, (c) copies of any summary plan descriptions, employee handbooks or similar employee communications, (d) in the case of any funding arrangement intended to qualify as a VEBA under Section 501(c)(9) of the Code, a copy of the IRS letter determining that it so qualifies, (e) in the case of any plan that is intended to be qualified under Code Section 401(a), a copy of the most recent determination letter from the IRS and any related correspondence, and a copy of any pending request for such determination, and (f) in the case of any plan for which Forms 5500 are required to be filed, a copy of the two most recently filed Forms 5500, with schedules attached.

3.19.3 No Seller nor any other Person that would be or, at any relevant time, would have been considered a single employer with such Seller under the Code or ERISA has ever maintained a plan subject to Title IV of ERISA or Code Section 412, nor has any Seller or any such Person ever contributed or been required to contribute to any “multiemployer plan” as defined in Section 4001(a)(8) of ERISA.

3.19.4 Each Seller Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualification or the deadline for timely seeking such a determination has not yet passed, and to the Sellers’ Knowledge nothing has occurred that could adversely affect such qualification. Each Seller Plan, including any associated trust or fund, has been administered in all material respects in accordance with its terms and with applicable Legal Requirements, and all required contributions to, and premium payments with respect to, each Seller Plan have been made on a timely basis to the extent not due, have been appropriately accrued for. Nothing has occurred with respect to any Employee Plan that has subjected or would reasonably be expected to subject the Buyer to a penalty under Section 502 of ERISA or to an excise tax under the Code, or that has subjected or would reasonably be expected to subject any participant in, or beneficiary of, an Employee Plan to a tax under Section 4973 of the Code.

3.19.5 There is no pending or, to the Sellers’ Knowledge, threatened Action relating to a Seller Plan, other than routine claims in the Ordinary Course of Business for benefits provided for by the Seller Plans. No Seller Plan is or, within the last six years, has been the subject of an examination or audit by a Governmental Authority, is the subject of an application or filing under, or is a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

3.19.6 Except as required under Section 601, et seq., of ERISA or Section 4980B of the Code or applicable state law, no Seller Plan provides or has any obligation to provide benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

3.19.7 Except to the extent prohibited by applicable Legal Requirements, each of the Employee Plans may be amended in any manner or terminated at any time by the Sellers.

3.19.8 No benefit under any Employee Plan, including any severance or parachute payment plan or agreement, will be established or become accelerated, vested, or payable by reason of the transactions contemplated by this Agreement, either alone or upon the occurrence of any other event. The Sellers have not made payments, or have been or are a party, or are otherwise obligated under any Employee Plan or any other agreement, contract, arrangement or plan that could result in it making payments, that have resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” that would not be deductible by the Sellers by reason of Code Section 280G or in the imposition of an excise Tax under Code Section 4999 (or any corresponding provisions of state, local or foreign Tax law).

3.19.9 Each Employee Plan which is subject to the requirements of Section 409A of the Code has been adopted and administered in compliance with such Section, Treasury Regulations under Section 409A of the Code and the guidance issued by the Department of the Treasury thereunder from January 1, 2005 to date.

3.19.10 Each Company Plan subject to the Patient Protection and Affordable Care Act, as modified by the Health Care and Education Reconciliation Act, and related regulations, has been operated in compliance therewith and is a “grandfathered health plan,” as defined herein.

3.20. Independent Contractors. None of the Business Employees are independent contractors.

3.21. Environmental Matters. To the Seller’s Knowledge (a) the Sellers at all times have operated and are operating the Business, in all material respects, in compliance with all Environmental Laws, (b) there has been no release or threatened release of any pollutant, petroleum or any fraction thereof, contaminant or toxic or hazardous material (including toxic mold), substance or waste (each a “Hazardous Substance”) on, upon, into or from any site currently or heretofore owned, leased or otherwise used by any Seller in connection with the Business, (c) there have been no Hazardous Substances generated by any Seller with respect to the Business that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority in the United States, (d) there are no underground storage tanks located on, no PCBs (polychlorinated biphenyls) or PCB-containing Equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act stored on, any site owned or operated by any Seller in connection with the Business, except for the storage of hazardous waste in compliance with Environmental Laws and (e) the Sellers have delivered to the Buyer true, accurate and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies, and environmental studies or assessments, in each case as amended and in effect, relating to the Business.

3.22. Contracts.

3.22.1 Contracts. Except as disclosed on Schedule 3.22.1, no Seller is bound by or a party to:

(a) any Contractual Obligation (or group of related Contractual Obligations) related to the Business for the purchase or sale of inventory, raw materials, commodities, supplies, goods, products, equipment or other personal property, or for the furnishing or receipt of services, in each case, the performance of which will extend over a period of more than one year or which requires annual payments to or by the Seller in excess of $50,000;

(b) (i) any capital lease or (ii) any other lease or other Contractual Obligation relating to the Equipment providing for annual rental payments in excess of $50,000, under which any Equipment is held or used by any Seller in respect of the Business;

(c) any Contractual Obligation, other than Real Property Leases or leases relating to the Equipment, relating to the lease or license of any Acquired Asset, including Technology and Intellectual Property (and including all customer license and maintenance agreements) that is not included on Schedule 3.16.2 or Schedule 3.16.4;

(d) any Contractual Obligation relating to the acquisition or disposition of (i) the Business or (ii) any asset of the Business other than in the Ordinary Course of Business;

(e) any Contractual Obligation concerning or consisting of a partnership, limited liability company or joint venture agreement;

(f) any Contractual Obligation relating to confidentiality or non-competition (whether the Seller is subject to or the beneficiary of such obligations);

(g) any Contractual Obligation under which any Seller is obligated to provide preferred pricing to any Person, including any “most favored nation” obligations;

(h) any Contractual Obligation under which any Seller is, or may become, obligated to incur any severance pay or special Compensation obligations which would become payable by reason of, this Agreement or the Contemplated Transactions;

(i) any agency, dealer, distributor, sales representative, marketing or other similar agreement;

(j) any Contractual Obligation under which a Seller has advanced or loaned an amount to any other Seller or any of its Affiliates or employees other than in the Ordinary Course of Business; and

(k) any other Contractual Obligation (or group of related Contractual Obligations) the performance of which involves consideration in excess of $100,000 over the life of such Contractual Obligation.

3.22.2 The Sellers have delivered to the Buyer true, accurate and complete copies of each written Contractual Obligation and a written summary of each oral Contractual Obligation based on the Seller’s books and records, which are listed on Schedule 3.22.1, in each case, as amended or otherwise modified and in effect.

3.22.3 Enforceability, etc. To the Sellers’ Knowledge, each Contract is Enforceable against each party to such Contractual Obligation, and is in full force and effect, and, subject to obtaining the Requisite Shareholder Approval and any Required Consent, will continue to be so Enforceable and in full force and effect on identical terms for the benefit of the Buyer following the consummation of the Contemplated Transactions.

3.22.4 Breach, etc. Neither any Seller, nor, to the Sellers’ Knowledge, any other party to any Contract contained on Schedule 2.1.5 or otherwise is in breach or violation of, or default under, or has repudiated any provision of, any Contract of the type described in Section 3.22.1 to which it is a party.

3.22.5 Affiliate Contracts. Except as disclosed on Schedule 3.22.5, no Affiliate of the Seller, except for another Seller, is a consultant, competitor, creditor, debtor, customer, distributor, supplier or vendor of, or is party to any Contractual Obligation or understanding with, the Seller. No Affiliate of the Seller, except for another Seller owns any Acquired Assets.

3.23. Required Consents. With respect to the Contracts set forth on Schedule 2.1.5, Schedule 3.23 sets forth each Contractual Obligation (including Personal Property Leases), Permit or other right that will not continue in full force and effect or requires a consent, approval, waiver or other action by any Person (aside from the Requisite Shareholder Approval) as a result of the execution, delivery and performance of the this Agreement, the Ancillary Agreements and the Contemplated Transactions, the required consent, and the identity of any Person who is entitled to consent to or receive notice of the Contemplated Transactions (all such required consents or other actions, the “Required Consents”).

3.24. Customers and Suppliers. With respect to the Business, except as set forth on Schedule 3.24, (a) since June 30, 2010, none of the Sellers’ material suppliers, collaborators, distributors or customers have canceled or otherwise terminated its relationship with any Seller or, during the last twelve (12) months, materially altered its relationship with any Seller and (b) to the Sellers’ Knowledge, no Seller has received any threat or notice from any such Person, to terminate, cancel or otherwise materially modify its relationship with any Seller. Statements made by suppliers, collaborators, distributors or customers to the effect that the Sellers’ financial condition may affect their ability to continue do business with the Sellers, shall not be construed to violate this Section 3.24.

3.25. Labor and Employment. There are no unfair labor practice complaints pending against any Seller before the National Labor Relations Board or any other comparable state agency. There are no work slowdowns, lockouts, stoppages, picketing or strikes pending, or to the Sellers’ Knowledge threatened between any Seller, on the one hand, and its employees, on the other hand, and there have been no such troubles since June 30, 2010. No employee of any Seller is represented by a labor union. No Seller is a party to, or otherwise subject to, any collective bargaining agreement or other labor union contract. To the Sellers’ Knowledge, no petition has been filed or proceedings instituted by an employee or group of employees of any Seller with the National Labor Relations Board or any other comparable state agency seeking recognition of a bargaining representative. To the Sellers’ Knowledge, there is no organizational effort currently being made or threatened by, or on behalf of, any labor union to organize any employees of any Seller and no demand for recognition of any employees of any Seller has been made by, or on behalf of, any labor union. The Sellers have provided to the Buyer true and complete information as to the name, current job title and compensation for each of the last three (3) years of all Business Employees. Each Seller is, and during the last three years has been, in material compliance with all federal, state and local employment laws, regulations and other requirements related to employment, employment practices, wages, hours and other terms and conditions of employment with respect to the Business Employees. To the Sellers’ Knowledge, none of the key Business Employees has any plan to terminate employment with any Seller.

3.26. Litigation; Governmental Orders.

3.26.1 Litigation. With respect to the Business, except as disclosed on Schedule 3.26, there is no Action to which any Seller is a party (either as plaintiff or defendant) pending, or to the Sellers’ Knowledge, threatened, which may materially affect the Business, the Acquired Assets or the use or exercise by the Buyer of any Acquired Asset. There is no Action to which any Seller is a party (either as plaintiff or defendant) pending, or to the Sellers’ Knowledge, threatened, and, to the Sellers’ Knowledge there is no Action to which the Business or Acquired Assets are subject which is pending or has been threatened which (a) would prevent consummation of any of the Contemplated Transactions, (b) would result in any of the Contemplated Transactions being rescinded following consummation, (c) would limit or otherwise adversely affect the right of the Buyer to own the Acquired Assets, or to operate all or any material portion of either the Business or the Acquired Assets or (d) would compel the Buyer to dispose of all or any material portion of either the Business or Acquired Assets or the business. There is no Action related to the Business which any Seller presently intends to initiate.

3.26.2 Governmental Orders. To the Knowledge of the Sellers, no Governmental Order has been issued which names the Seller, or materially affects the Acquired Assets or the Business.

3.27. Product Warranties; Defects; Liability.

3.27.1 Except as disclosed in Schedule 3.27.1, no product related to the Business currently or previously manufactured, sold, leased, licensed, delivered or installed by any Seller (collectively, the “Products”) is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale, lease or license. Schedule 3.27.1 includes a summary of the standard terms and conditions of sale, lease or license for the applicable Seller (including applicable guaranty, warranty, and indemnity provisions).

3.27.2 Except as disclosed on Schedule 3.27.2, there is no Action to which any Seller is a party pending, or to the Sellers’ Knowledge, threatened relating to, or otherwise involving, alleged defects in the Products or services provided by any Seller, or the failure of any such Products or services to meet certain specifications. Schedule 3.27.2 sets forth all concluded Actions (including the disposition thereof) against any Seller since June 30, 2010 relating to, or otherwise involving, alleged defects in the Products or services provided by such Seller, or the alleged failure of any such services or Products to meet certain specifications.

3.28. Insurance. Schedule 3.28 sets forth a list of currently maintained insurance policies with respect to the Acquired Assets (the “Current Insurance Policies”). The Sellers have provided to the Buyer true, accurate and complete copies of all Current Insurance Policies, in each case, as amended or otherwise modified and in effect. All such policies provide adequate coverage for all normal risks incident to the Business and are in character and amount at least equivalent to that carried by Persons engaged in a business subject to the same or similar risks, perils or hazards.

3.29. No Brokers. No Seller has Liability of any kind to, or is subject to any claim of, any broker, finder or agent in connection with the Contemplated Transactions other than those which will be borne by such Seller.

3.30. Accounts Payable. All accounts payable reflected on the Most Recent Balance Sheet and all accounts payable arising subsequent to the Most Recent Balance Sheet Date and on or prior to the Closing Date, have arisen or will arise in the Ordinary Course of Business, represent or will represent legal, valid, binding and enforceable obligations to the Sellers and have been, or in the case of accounts payable arising after the date of this Agreement, will be, paid in the aggregate recorded amounts thereof in a timely manner in accordance with their terms.

3.31. Bona Fide Payment Disputes. Except as set forth on Schedule 3.31, there are no salary or severance payments that are subject to a bona fide dispute as of the date of this Agreement.

NONE OF THE SELLERS, ANY AFFILIATE THEREOF, NOR ANY OF THEIR REPRESENTATIVES (FINANCIAL, LEGAL OR OTHERWISE), MAKES OR HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR ANY OF ITS SUBSIDIARIES OR THE BUSINESS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES OF EACH SELLER EXPRESSLY SET FORTH IN SECTION 3 (AND ALL OF WHICH SHALL TERMINATE IN ACCORDANCE WITH SECTION 8.6). THE ACQUIRED ASSETS ARE TO BE SOLD AND TRANSFERRED TO THE BUYER HEREUNDER ON AN “AS IS” “WHERE IS” BASIS AND THE SELLERS HEREBY EXPRESSLY DISCLAIM ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES WITH RESPECT TO ANY MATTER WHATSOEVER. BUYER EXPRESSLY ACKNOWLEDGES AND AGREES THAT ALL OF THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 3 ARE CORPORATE REPRESENTATIONS AND ARE NOT MADE BY ANY DIRECTOR OF SELLER IN THEIR RESPECTIVE INDIVIDUAL CAPACITY.

4. REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE BUYER.

4.1. Parent Representations. The Parent hereby represents and warrants to the Sellers that:

4.1.1 Organization. The Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Parent has not commenced any operations and has incurred no Liabilities since its incorporation except for the expenses related to its organization and the Contemplated Transactions.

4.1.2 Power and Authorization. The execution, delivery and performance by the Parent of this Agreement and each Ancillary Agreement to which it is a party and the consummation of the Contemplated Transactions are within the power and authority of the Parent and have been duly authorized by all necessary action on the part of the Parent. This Agreement and each Ancillary Agreement to which the Parent is a party (a) has been duly executed and delivered by the Parent and (b) is a legal, valid and binding obligation of the Parent, enforceable against the Parent in accordance with its terms.

4.1.3 Authorization of Governmental Authorities. Except as disclosed on Schedule 4.1.3, no action by (including any authorization, consent or approval), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by the Parent of this Agreement and each Ancillary Agreement to which it is a party or (b) the consummation of the Contemplated Transactions by the Parent

4.1.4 Noncontravention. Except as disclosed on Schedule 4.1.4, neither the execution, delivery nor performance by the Parent of this Agreement or any Ancillary Agreement to which it is a party nor the consummation of the Contemplated Transactions will:

(a) assuming the taking of any action by (including any authorization, consent or approval) or in respect of, or any filing with, any Governmental Authority, in each case, as disclosed on Schedule 4.1.3, violate any provision of any Legal Requirement applicable to the Parent;

(b) result in a breach or violation of, or default under, any Contractual Obligation of the Parent;

(c) require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any Contractual Obligation; or

(d) result in a breach or violation of, or default under, the Parent’s Organizational Documents.

4.1.5 Absence of Litigation. There are no actions pending against the Parent or any of its Subsidiaries, or any of their respective assets or properties that, individually or in the aggregate, would prevent the Parent from consummating the transactions contemplated hereby or which would materially impair the ability of the Parent to consummate the Contemplated Transactions.

4.1.6 Capitalization. Schedule 4.1.6 sets forth a description of the capitalization of the Parent to be in effect at the Closing substantially consistent with such Schedule. At the Closing, all of the outstanding shares of the Parent will have been duly authorized and validly issued, and will be fully paid and nonassessable, not subject to any preemptive right. Except to the extent substantially consistent with Schedule 4.1.6, there are not and at the Closing there will not be any phantom shares or other contractual rights the value of which is determined in whole or in part by the value of any shares of beneficial interest of the Parent and there are not and will not be at the Closing any outstanding share appreciation rights with respect to the shares of beneficial interest of the Parent. There are no other authorized classes of beneficial interests of the Parent.

4.1.7 Taxes. All Taxes owed by the Parent and each of its Subsidiaries, whether or not shown on any Tax Return, have been timely paid.

4.1.8 No Brokers. The Parent has no Liability of any kind to any broker, finder or agent with respect to the Contemplated Transactions for which the Sellers could be Liable.

4.1.9 Parent Charter. The Parent has provided to the Sellers a true, correct and complete copy of the Parent’s Certificate of Incorporation, as filed with the Delaware Secretary of State on April 20, 2011.

4.2. Buyer Representations. The Buyer hereby represents and warrants to the Sellers that:

4.2.1 Organization. The Buyer is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Buyer has not commenced any operations and has incurred no Liabilities since its incorporation except for the expenses related to its organization and the Contemplated Transactions.

4.2.2 Power and Authorization. The execution, delivery and performance by the Buyer of this Agreement and each Ancillary Agreement to which it is a party and the consummation of the Contemplated Transactions are within the power and authority of the Buyer and have been duly authorized by all necessary action on the part of the Buyer. This Agreement and each Ancillary Agreement to which the Buyer is a party (a) has been duly executed and delivered by the Buyer and (b) is a legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

4.2.3 Authorization of Governmental Authorities. Except as disclosed on Schedule 4.2.3, no action by (including any authorization, consent or approval), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by the Buyer of this Agreement and each Ancillary Agreement to which it is a party or (b) the consummation of the Contemplated Transactions by the Buyer.

4.2.4 Noncontravention. Except as disclosed on Schedule 4.2.4, the execution, delivery and performance by the Buyer of this Agreement or any Ancillary Agreement to which it is a party nor the consummation of the Contemplated Transactions will:

(a) assuming the taking of any action by (including any authorization, consent or approval) or in respect of, or any filing with, any Governmental Authority, in each case, as disclosed on Schedule 4.2.3, violate any provision of any Legal Requirement applicable to the Buyer;

(b) result in a breach or violation of, or default under, any Contractual Obligation of the Buyer;

(c) require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any Contractual Obligation; or

(d) result in a breach or violation of, or default under, the Buyer’s Organizational Documents.

4.2.5 Absence of Litigation. There are no actions pending against the Buyer or any of its assets or properties that, individually or in the aggregate, would prevent the Buyer from consummating the transactions contemplated hereby or which would materially impair the ability of the Buyer to consummate the Contemplated Transactions.

4.2.6 Capitalization. The Buyer is a wholly-owned Subsidiary of the Parent. All of the outstanding shares of the Buyer have been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right. There are not any phantom shares or other contractual rights the value of which is determined in whole or in part by the value of any shares of beneficial interest of the Buyer and there are not any outstanding share appreciation rights with respect to the shares of beneficial interest of the Buyer. There are no other authorized classes of beneficial interests of the Buyer.

4.2.7 Taxes. All Taxes owed by the Buyer, whether or not shown on any Tax Return, have been timely paid.

4.2.8 No Brokers. The Buyer has no Liability of any kind to any broker, finder or agent with respect to the Contemplated Transactions for which the Sellers could be Liable.

5. COVENANTS.

5.1. Closing. Subject to the terms and conditions of this Agreement, and notwithstanding that Seller may solicit Acquisition Proposals prior to the Closing, each of the Parties will use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable in order to consummate and make effective the Contemplated Transactions as promptly as possible (including satisfaction, but not waiver, of the closing conditions set forth in Sections 6 and 7).

5.2. Notices and Consents.

5.2.1 Sellers.

(a) The Sellers will give all notices to, make all filings with and obtain all authorizations, consents or approvals from, any Governmental Authority or other Person that are set forth on Schedule 3.3 or Schedule 3.4 or as otherwise reasonably requested by the Buyer.

(b) As soon as practical after the date hereof, the Sellers shall establish a record date for, duly call, give notice of, convene and hold a meeting of the Encompass Shareholders (the “Encompass Shareholder Meeting”), and in any event within thirty (30) days of the mailing of the Proxy Statement, for the purpose of voting upon the adoption of this Agreement. Unless this Agreement is earlier terminated pursuant to Section 9, the Sellers shall use its reasonable best efforts to solicit from the shareholders of Encompass proxies in favor of the adoption of this Agreement and take all other action necessary or advisable to secure the Requisite Shareholder Vote at the Encompass Shareholder Meeting. The Sellers shall provide the Buyer with such information with respect to the solicitation of the Requisite Shareholder Vote as is reasonably requested by the Buyer.

(c) As soon as practicable following the date hereof, but in any event no later than the later of (i) June 7, 2011 or (ii) two business days after the expiration or waiver of the Sellers’ right to terminate under Section 9.1(e) hereof, the Company shall prepare and file with the SEC the Proxy Statement for use in connection with the solicitation of proxies from the shareholders of Encompass for use at the Encompass Shareholder Meeting. The Sellers shall furnish all information concerning Encompass (and its respective Affiliates, if applicable), as is required to be included in the Proxy Statement or such other filings, or that is customarily included in such Proxy Statement or such other filings in connection with the preparation and filing with the SEC of the Proxy Statement. Encompass shall use reasonable best efforts to cause the Proxy Statement to be disseminated to the shareholders of Encompass as promptly as practicable following the filing thereof with the SEC and confirmation from the SEC that it will not comment on, or that it has no additional comments on, the Proxy Statement. In any event, the Company shall disseminate the Proxy Statement to the shareholders of Encompass within five (5) Business Days after such confirmation or clearance. Unless this Agreement is earlier terminated pursuant to Section 9, none of the Sellers or any of their respective Affiliates shall file with the SEC the Proxy Statement, or any amendment or supplement thereto, and none of the Sellers or any of their respective Affiliates, if applicable, shall correspond or otherwise communicate with the SEC or its staff with respect to the Proxy Statement without providing the Buyer hereto a reasonable opportunity to review and comment thereon or participate therein and shall include in such Proxy comments reasonably proposed by the Buyer. Unless this Agreement is earlier terminated pursuant to Section 9, the Sellers shall advise the Buyer, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for an amendment or revisions to the Proxy Statement, any receipt of comments from the SEC or its staff on the Proxy Statement or any receipt of a request by the SEC or its staff for additional information in connection therewith, and (ii) shall provide the other party with copies of all correspondence with its representatives and the SEC or its staff with respect to the Proxy. If at any time prior to the Encompass Shareholder Meeting, any information relating to the Sellers or any of their respective partners, members, stockholders, directors, officers or Affiliates, should be discovered by Encompass or the Buyer which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other, and an appropriate amendment or supplement to the Proxy Statement describing such information shall be promptly prepared and filed with the SEC and, to the extent required by applicable Law or the SEC or its staff, disseminated to the shareholders of Encompass. The Sellers shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC.

5.2.2 Parent. The Parent will give all notices to, make all filings with and obtain all authorizations, consents or approvals from, any Governmental Authority or other Person that are set forth on Schedule 4.1.3 and Schedule 4.1.4 or as otherwise reasonably requested by the Sellers.

5.2.3 Buyer. The Buyer will give all notices to, make all filings with and obtain all authorizations, consents or approvals from, any Governmental Authority or other Person that are set forth on Schedule 4.2.3 and Schedule 4.2.4 or as otherwise reasonably requested by the Sellers.

5.3. Operation of Business. With respect to the Business, from the date of this Agreement until the first to occur of (a) the Closing Date and (b) the termination of this Agreement, the Sellers will use their commercially reasonable efforts to conduct the Business in all material respects in the Ordinary Course of Business. Without limiting the generality of the foregoing, the Sellers agree:

5.3.1 Not to:

(a) engage in any practice, take any action, or enter into any transaction of the sort described in Section 3.10 above;

(b) declare, set aside or pay any dividends on or make other distributions in respect of any of its Equity Interests, except for distributions made to Encompass in order to meet the Expenses of Encompass and the Business consistent with past practice;

(c) directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests;

(d) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (i) any shares of Equity Interest in any Seller, (ii) any securities convertible into or exchangeable or exercisable for any such Equity Interests, (iii) any rights, warrants or options to acquire or with respect to any such shares of Equity Interests, or (iv) take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan;

(e) except as otherwise contemplated by this Agreement, materially amend or permit the adoption of any material amendment to the Organizational Documents of any Seller, except for amendments that would not materially restrict the operation of their businesses;

(f) effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(g) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of the Sellers;

(h) make any capital expenditure except for expenditures required by existing Contracts or expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

(i) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for the purchase of assets from suppliers or vendors in the ordinary course of business;

(j) enter into any Contract that would materially restrict, after the Closing, the Buyer with respect to engaging or competing in any line of business or in any geographic area;

(k) materially change any of its financial or Tax accounting methods, elections or practices in any respect, except as required by GAAP or Law;

(l) take, agree to take, or omit to take any action which would cause any of the conditions set forth in this Agreement not to be able to be satisfied prior to the Termination Date;

(m) agree or consent to any material agreements or material modifications of existing agreements or course of dealings with any Governmental Authority in respect of the operations of the Business, except as required by Law to renew Permits or for agreements, or modifications of existing agreements, in the Ordinary Course of Business;

(n) cease to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for the nature of the property so insured and for companies engaged in the respective businesses of the Sellers, to the extent available on commercially reasonable terms;

(o) increase or decrease benefits or compensation payable to any officer or management level Business Employee without the approval of the Buyer (with such approval not to be unreasonably withheld);

(p) amend, modify or terminate any Contract or file or support, whether directly or indirectly, any motion, application or other pleading seeking the entry of an order authorizing or approving the rejection or termination of such Contract;

(q) hire or otherwise engage any new employees related to the Business, without the approval of the Buyer (with such approval not to be unreasonably withheld);

(r) sell, lease, transfer, mortgage, encumber, alienate or dispose of Acquired Assets in an aggregate amount in excess of $25,000 per such occurrence, except for sales of Equipment or as permitted by clause (s) below;

(s) sell, use, dispose of, convey or transfer, by bailment, consignment, warehousing, similar arrangement or otherwise, any inventory, wherever located, other than in the Ordinary Course of Business; or

(t) agree to do anything prohibited by this Section 5.3.

5.3.2 To continue to make all payments required under all Contractual Obligations, including, but not limited to, payments in connection with any employment agreements, except for those severance payments subject to bona fide dispute and that are described on Schedule 3.31 and to inform the Buyer in the event a payment becomes subject to a bona fide dispute. Subject to the previous sentence, the Sellers shall continue to make all undisputed severance and salary payments in connection with any employment agreements between the Sellers and Jack Donahue, Atul Patel or Phoenix Management Services, Inc., all in the Ordinary Course of Business.

5.4. Preservation of Business. The Sellers will use commercially reasonable efforts to keep its business and properties substantially intact, including its present operations, physical facilities, working conditions, and relationships with lessors, licensors, customers, suppliers, distributors and employees.

5.5. Full Access. The Sellers will permit Representatives, financial advisors, accountants and attorneys of the Buyer to be provided with reasonable access to all premises, properties, personnel, books, records (including Tax records), contacts, and documents pertaining to the Business during regular business hours, to the extent that such access would not unreasonably interfere with the conduct of the Business.

5.6. Maintenance of Books and Records. Until at least the fifth anniversary after the Closing Date, the Sellers will preserve all records possessed by the Sellers on the date hereof or hereafter generated or created in connection with the Business prior to the Closing Date, and any such records conveyed to the Buyer hereunder pursuant to this Agreement together with all records generated or created after the Closing Date in connection with the Business must be preserved by the Buyer for such period. After the Closing Date and up until at least the fifth anniversary after the Closing Date, upon any reasonable request from a party hereto or its Representatives, the Party holding records generated or created in connection with the Business will (a) provide to the requesting party or its Representatives, financial advisors, accountants and attorneys reasonable access to such records during normal business hours and (b) permit the requesting party or its Representatives, financial advisors, accountants and attorneys to make copies of such records, in each case at no cost to the requesting party or its Representatives, financial advisors, accountants and attorneys (other than for reasonable out-of-pocket expenses). Such records may be sought under this Section 5.6 for any reasonable purpose, including, without limitation, to the extent reasonably required in connection with the audit, accounting, Tax, litigation, federal securities disclosure or other similar needs of the party seeking such records.

5.7. Notice of Developments. Each Party will give prompt written notice to the other Parties of (a) any development causing a breach of any of its own representations and warranties in Section 3 and Section 4 above and (b) any development causing a material breach of its covenants or obligations of which such Party has knowledge. No disclosure by any Party pursuant to this Section 5.7, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentations, breach of warranty, or breach of covenant.

5.8. Expenses. Whether or not the Contemplated Transactions are consummated, the Sellers will pay their own financial advisory, legal, accounting and other expenses incurred by them or for their benefit in connection with (a) the preparation and execution of this Agreement, the compliance herewith and (b) the Contemplated Transactions, provided, however, that in the event the Contemplated Transactions are consummated, the Buyer agrees to reimburse the Sellers (collectively and not individually) up to $150,000 of such expenses relating to the consummation of the Contemplated Transactions, with such amounts to be paid to the Sellers (or the creditors thereof) on the Closing Date in accordance with such instructions as shall be provided by the Sellers to the Buyer. Furthermore, in the event the Contemplated Transactions are consummated, the Buyer agrees to reimburse the Sellers (collectively and not individually) for certain additional expenses set forth on Schedule 5.8 such reimbursements shall be paid to the Sellers (or the creditors thereof) as and when required to be paid pursuant to Section 5.8.

5.9. Employee Matters. The Sellers will provide the Buyer with a list of its current employees engaged in the operation of the Business (the “Business Employees”) and their duties, compensation history and personnel records. Except as disclosed on Schedule 5.9 and prior to the Closing, the Buyer will offer employment to the Business Employees, on such terms and conditions as provided by the Sellers. The Sellers shall encourage such employees to consider employment with the Buyer. Any Business Employee who accepts an offer of employment with the Buyer and actually commences employment with the Buyer on the Closing is referred to herein as a “Transferred Employee.” The Sellers agree that the Buyer shall have no financial or other responsibility for employee severance and other costs associated with the termination of employment of any employees of the Sellers prior to the Closing, except as otherwise expressly set forth in this Agreement. If any Business Employee, excluding a Transferred Employee, becomes entitled to severance at any time on or after the Closing as a result of his or her employment with the Sellers, the Sellers shall be liable for such amounts, which liability shall constitute an Excluded Liability, provided that the Buyer has offered employment to such Business Employees on substantially the same terms and conditions as provided by the Sellers. From the date of this Agreement until the Closing, the Sellers shall not terminate any Business Employees without cause without the Buyer’s consent and shall make all reasonable efforts to retain its employees in the ordinary course of business until the Closing and after the Closing.

5.9.1 Subject to the terms and conditions of this Agreement and any applicable employment agreement with a Transferred Employee, the Buyer (or its Affiliates) may terminate the employment of any Transferred Employee on or after the Closing Date and each shall remain “at will” and the Buyer shall retain all rights to alter, amend or terminate any term or condition of employment, compensation or benefits with respect to Transferred Employees from and after the Closing Date.

5.9.2 As of the Closing Date, all Transferred Employees will be deemed to have resigned their employment with the Sellers and will cease active participation in the Sellers’ or the Sellers’ Affiliate’s Plans not transferred pursuant to Section 5.9.4.

5.9.3 Each Transferred Employee who participates in a Buyer employee benefit plan following the Closing will be given credit under such plan for service prior to the Closing to the extent such service was taken into account by the Sellers under its analogous plan or plans immediately prior to the Closing Date to the extent legally permitted.

5.9.4 As of the Closing, the Sellers shall cause to be transferred to or held for the benefit of the Buyer all rights, duties, powers, and obligations under and with respect to the Employee Plans listed on Schedule 5.9.4 (“Transferred Plans”) (including those as plan sponsor) and the rights, duties, powers and obligations of the Sellers under and with respect to the Transferred Plans (including those as plan sponsor) shall be assumed by or otherwise assigned to the Buyer. With respect to the period prior to the Closing, any Liability relating to the Transferred Plans shall constitute an Excluded Liability. The Sellers represent, warrant and agree that there are and will be no material costs or other impediments to transferring the Transferred Plans to the Buyer.

5.9.5 Nothing in this Agreement shall be construed as an amendment of any employee benefit plan of the Buyer or the Sellers.

5.9.6 The Buyer will not on or at any time prior to ninety (90) days after the Closing Date, effectuate a “plant closing” or “mass layoff” as those terms are defined in WARN, affecting in whole or in part any site of employment of the Business, without complying with the notice requirements and other provisions of WARN. The Buyer will be responsible for any obligation with respect to the Transferred Employees under WARN arising or accruing after the Closing Date.

5.10. Confidentiality.

5.10.1 Confidentiality of the Sellers.

(a) The Sellers acknowledge that the success of the Business after the Closing depends upon the continued preservation of the confidentiality of certain information possessed by the Sellers, that the preservation of the confidentiality of such information by the Sellers is an essential premise of the bargain between the Sellers and the Parent and the Buyer, and that the Parent and they Buyer would be unwilling to enter into this Agreement in the absence of this Section 5.10.1(a). Accordingly, the Sellers hereby agree with the Parent and the Buyer that the Sellers and their Representatives, legal counsel, accountants and financial advisors, will not, and that the Sellers will cause its subsidiaries not to, at any time on or after the Closing Date, directly or indirectly, without the prior written consent of the Parent or they Buyer, disclose or use, any confidential or proprietary information involving or relating to the Business or the Acquired Assets. The Sellers further agree with the Parent and the Buyer that the Sellers shall not disclose any information that is confidential in nature to any competitor of the Business in a manner that could adversely affect the Sellers, except under procedures that are reasonably acceptable to the Parent or the Buyer. Notwithstanding anything to the contrary in this Section 5.10.1(a), the information subject to the foregoing provisions of this Section 5.10.1(a) will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof); and provided, further, that the provisions of this Section 5.10.1(a) will not prohibit any retention of copies of records or disclosure (i) required by any applicable Legal Requirement so long as reasonable prior notice is given of such disclosure and a reasonable opportunity is afforded to contest the same, (ii) made in connection with the enforcement of any right or remedy relating to this Agreement or the Contemplated Transactions, or (iii) made to any customer of or vendor to the Sellers provided that such party has signed a commercially reasonable confidentiality agreement and so long as reasonable prior notice is given to the Parent or the Buyer of such disclosure and Seller makes a reasonable effort to accommodate any concerns or comments expressed by the Parent or the Buyer. The Sellers agree that they will be responsible for any breach or violation of the provisions of this Section 5.10.1(a) by any of its Representatives, legal counsel, accountants or financial advisors.

5.10.2 Certain Confidentiality Agreements. At or prior to the Closing, the Sellers will, and will cause their Affiliates to, assign to the Buyer any rights which such Person may have under any confidentiality agreement (or similar Contractual Obligation) relating to the confidential information of the Business.

5.11. Publicity. No public announcement or disclosure will be made by any Party with respect to the subject matter of this Agreement or the Contemplated Transactions without the prior written consent of the Parent and the Buyer and the Sellers; provided, however, that the provisions of this Section 5.11 will not prohibit (a) any disclosure required by any applicable Legal Requirements (in which case the disclosing party will provide the other Parties with the opportunity to review in advance the disclosure) or (b) any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement or the Contemplated Transactions.

5.12. Noncompetition and Nonsolicitation.

5.12.1 The Sellers agree that, in consideration of the purchase by the Buyer hereunder, they shall not, and shall not permit any of their Affiliates to, on or prior to the date which is five (5) years after the Closing Date, directly or indirectly, run, own, manage, operate, control, be employed by, provide consulting services to, participate in, lend its name to, invest in or be connected in any manner with the management, ownership, operation or control of any business, venture, or activity which competes with the Business (including parts and accessories therefor) being conducted at the Closing Date or the Products (or related products or services performing functions similar to those of the Products); provided, however, the Sellers shall not be considered to be in default of this Section 5.12 solely by virtue of holding for portfolio purposes as a passive investor not more than five percent of the issued and outstanding equity securities of a corporation, the equity securities of which are listed or quoted on a stock exchange or an over-the-counter market within the United States.

5.12.2 The Sellers further agree that for a period of five (5) years after the Closing Date they will not, and will not permit any subsidiary to, directly or indirectly without the prior written consent of the Buyer, recruit, offer employment, employ, engage as a consultant, lure or entice away or in any other manner persuade or attempt to persuade any person who is an employee of the Buyer or any subsidiary, group, or division of the Buyer or any Affiliate thereof, to leave the employ of the Buyer unless such person has been terminated by the Buyer or an Affiliate of the Buyer.

5.12.3 If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.12 is invalid or unenforceable, the Parties hereto agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

5.13. Distributions and Affiliate Payments. The Sellers shall not make any distributions or dividends in respect of any Equity Interests or any payments to any Affiliate or any Affiliate of an Affiliate, or any payments pursuant to any Affiliate Transaction, until the later of (i) two-year anniversary of the Closing Date or (ii) the resolution of any Claims or pending Claims, without the prior written consent of the Buyer. The following shall not be construed as a payment to an Affiliate or pursuant to an Affiliate Transaction:

(a) Payments to an officer or former officer of a Seller pursuant to an employment agreement, as severance or in settlement of claims under an employment agreement;

(b) Payments pursuant to or in settlement of the Consulting Letter Agreement;

(c) Usual Directors’ fees paid per meeting, in an amount not to exceed, in the aggregate $25,000;

(d) Payment of equity of the Parent to the holders of the Seller Notes, in accordance with the Seller Note Exchange Agreements and Schedule 4.1.6;

(e) Premiums (including “tail payments”) with respect to Director and Officers’ liability and employment practices insurances; and

(f) Indemnification of directors and officers pursuant to the Sellers’ bylaws and Articles of Incorporation.

5.14. Collection of Accounts Receivable. The Sellers agree that they shall forward promptly (and no later than seven (7) Business Days after receipt of the same) to the Buyer all funds arising from any monies, checks or instruments received by the Sellers after the Closing Date with respect to accounts receivable that are Acquired Assets hereunder or accounts receivable that arise from or under any Acquired Asset.

5.15. Subordinated Notes. At the Closing, as set forth in Section 2.6.2, the holders of the Subordinated Notes will contribute the Subordinated Notes and cash to the Parent in exchange for equity of the Parent, substantially in accordance with Schedule 4.1.6. The Parent will then contribute or cause the contribution of the Subordinated Notes and cash to the Buyer.

5.16. Payment of Seller Notes. Immediately following the Closing, Encompass agrees to perform its obligations under the Seller Note Exchange Agreements.

5.17. Release From Letter of Credit. On or prior to the Closing, the Buyer shall cancel and replace that certain letter of credit between Harris, N.A., as lender, Encompass, as applicant, and Sony Electronics, Inc., as beneficiary, in the initial principal amount of $1,500,000, dated as of May 26, 2010 (the “Sony LC”) and terminate or cause to be terminated any and all guaranties and reimbursement obligations in respect thereof undertaken by ACT-DE LLC, H.I.G. Capital Partners III, L.P. and H.I.G. Investment Group III, L.P.

5.18. Bulk Transfer Laws. The parties do not intend to comply with the bulk transfer laws of any jurisdiction with respect to the Contemplated Transactions.

5.19. Use of Trade Names. On or immediately following the Closing, Encompass shall take all steps necessary to cease use of any and all trade names and names associated with the Business, including, without limitation, those names set forth in Section 2.1.10 and on Schedule 3.16.2.

5.20. Parent Stockholders’ Agreement. Each of the Parent, the Buyer, the Sellers shall use their best efforts (subject to, and in accordance with applicable Law) to negotiate in good faith and agree to a reasonably acceptable Stockholders’ Agreement, to be executed by and among the shareholders of Parent (the “Parent Stockholders’ Agreement”). The Parent Stockholders’ Agreement shall include, among other provisions, the terms set forth on Schedule 5.20.

5.21. Amendment to Parent Charter. Subject to the terms and conditions of this Agreement, the Certificate of Incorporation of the Parent shall be amended and restated prior to the Closing to substantially reflect the economic terms set forth on Schedule 4.1.6.

5.22. Further Assurances. Subject to the conditions and upon the terms of this Agreement, each of the Parent, the Buyer and the Sellers shall use reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to carry out the intent and purposes of this Agreement and to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, subject to the conditions and upon the terms of this Agreement, each Party to this Agreement shall (a) reasonably cooperate with any of the other Parties, execute and deliver such further documents, certificates, agreements, acts, assurances, deeds, assignments, transfers, conveyances and instruments and take such other actions as may be reasonably requested by any of the other Parties to evidence or reflect the transactions contemplated by this Agreement (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder), (b) give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions and the other transactions contemplated by this Agreement and (c) use reasonable best efforts to obtain each approval, consent, ratification, permission, waiver of authorization (including any authorization of a Governmental Authority) required to be obtained from Governmental Entities and parties to any material Contracts required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or any of the other transactions contemplated by this Agreement.

6. CONDITIONS TO THE PARENT AND THE BUYER’S OBLIGATIONS AT THE CLOSING.

The obligations of the Parent and the Buyer to consummate the Closing are subject to the fulfillment of each of the following conditions prior to the Closing:

6.1. Representations and Warranties. The representations and warranties of the Sellers contained in this Agreement and in any document, instrument or certificate delivered hereunder (a) that are not qualified by materiality or Material Adverse Effect will be true and correct in all material respects at and as of the Closing with the same force and effect as if made as of the Closing and (b) that are qualified by materiality or Material Adverse Effect will be true and correct in all respects at and as of the Closing with the same force and effect as if made as of the Closing, in each case, other than representations and warranties that expressly speak only as of a specific date or time, which will be true and correct as of such specified date or time.

6.2. Performance. The Sellers will have performed and complied in all material respects with all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by them at or prior to the Closing.

6.3. Compliance Certificate. Each Seller will have delivered to the Buyer a certificate to the effect that each of the conditions set forth in Sections 6.1, 6.2 and 6.4, have been satisfied.

6.4. Requisite Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.

6.5. Key Contracts. Each of Contracts listed on Schedule 6.5 shall have been validly assigned to the Buyer.

6.6. Key Real Property Leases. Each of the Real Property Leases listed on Schedule 6.6 shall have been validly assigned to the Buyer.

6.7. Qualifications. No provision of any applicable Legal Requirement and no Government Order will prohibit the consummation of any of the Contemplated Transactions.

6.8. Absence of Litigation. No Action will be pending which may result in a Governmental Order (nor will there be any Governmental Order in effect) (a) which would prevent consummation of any of the Contemplated Transactions, (b) which would result in any of the Contemplated Transactions being rescinded following consummation, (c) which would limit or otherwise adversely affect the right of the Buyer to own the Acquired Assets or to operate all or any material portion of either the Business or Acquired Assets or of the business or assets of the Buyer or any of its Affiliates or (d) would compel the Buyer or any of its Affiliates to dispose of all or any material portion of either the Business or Acquired Assets or the business or assets of the Buyer or any of its Affiliates.

6.9. Consents, etc. All actions by (including any authorization, consent or approval) or in respect of (including notice to), or filings with, any Governmental Authority or other Person that are required to consummate the Contemplated Transactions, as disclosed in Schedule 3.3 and Schedule 3.4, or as otherwise reasonably requested by the Buyer, will have been obtained or made, in a manner reasonably satisfactory in form and substance to the Buyer, and no such authorization, consent or approval will have been revoked.

6.10. FIRPTA Certificate. Each Seller will have delivered to the Buyer, in a form as prepared by the Buyer, a properly completed and executed affidavit of non-foreign status pursuant to Section 1.1445-2(b)(2) of the Treasury Regulations.

6.11. Proceedings and Documents. All corporate and other proceedings in connection with the Contemplated Transactions and all documents incident thereto will be reasonably satisfactory in form and substance to the Buyer and its counsel, and they will have received all such counterpart original and certified or other copies of such documents as they may reasonably request.

6.12. Ancillary Agreements. Each of the Ancillary Agreements will have been executed and delivered to the Parent and the Buyer by each of the other parties thereto.

6.13. Affiliate Transactions Terminated. All of the affiliate transactions set forth on Schedule 3.22.5 shall have been terminated and all amounts due thereunder shall have been forgiven or otherwise discharged without payment, but only if and to the extent that any such transactions would result in any continuing Liability on the part of the Buyer or the Parent (each, an “Affiliate Transaction”).

6.14. Release From Certain Liabilities. The Buyer shall have received a release in favor of the Buyer of liability from each applicable party, in a form reasonably acceptable to the Buyer, with respect to the following Liabilities of the Sellers:

(a) Eckert Note;

(b) Any Liability set forth on Schedule 2.3.9;

(c) Each Affiliate Transaction; and

(d) The Seller Notes.

6.15. No Material Adverse Change. Since the Most Recent Balance Sheet Date, there will have occurred no events nor will there exist circumstances which singly or in the aggregate have resulted in a Material Adverse Effect.

6.16. Execution of Non-Competition Agreement. H.I.G. Capital, L.L.C. shall have executed and delivered the Non-Competition Agreement and such agreement shall remain in full force and effect as of the Closing Date.

6.17. Seller Note Exchange Agreements. The Seller Note Exchange Agreements shall be executed with substantially the same terms and conditions as set forth on Exhibit E, and the Seller Note Exchange Agreements shall remain in full force and effect.

6.18. Parent Stockholders’ Agreement. The Parent Stockholders’ Agreement shall have been executed by the appropriate parties thereto and shall remain in full force and effect.

7. CONDITIONS TO THE SELLERS’ OBLIGATIONS AT THE CLOSING.

The obligations of the Sellers to consummate the Closing are subject to the fulfillment of each of the following conditions (unless waived by the Seller in accordance with Section 11.3):

7.1. Representations and Warranties. The representations and warranties of the Parent and the Buyer contained in this Agreement and in any document, instrument or certificate delivered hereunder (a) that are not qualified by materiality or Material Adverse Effect will be true and correct in all material respects at and as of the Closing with the same force and effect as if made as of the Closing and (b) that are qualified by materiality or Material Adverse Effect will be true and correct in all respects at and as of the Closing with the same force and effect as if made as of the Closing, in each case, other than representations and warranties that expressly speak only as of a specific date or time, which will be true and correct as of such specified date or time.

7.2. Performance. The Parent and the Buyer will have performed and complied with, in all material respects, all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by the Parent or the Buyer, as the case may be, at or prior to the Closing.

7.3. Compliance Certificate. The Parent and the Buyer will each have delivered to the Seller a certificate to the effect that each of the conditions set forth in Sections 7.1 and 7.2, have been satisfied.

7.4. Qualifications. No provision of any applicable Legal Requirement and no Government Order will prohibit the consummation of any of the Contemplated Transactions.

7.5. Absence of Litigation. No Action will be pending or threatened in writing which may result in Governmental Order, nor will there be any Governmental Order in effect, (a) which would prevent consummation of any of the Contemplated Transactions or (b) which would result in any of the Contemplated Transactions being rescinded following consummation (and no such Governmental Order will be in effect).

7.6. Consents, etc. All actions by (including any authorization, consent or approval) or in respect of (including notice to), or filings with, any Governmental Authority or other Person that are required to consummate the Contemplated Transactions, as disclosed in Schedule 4.1.3, Schedule 4.1.4, Schedule 4.2.3 and Schedule 4.2.4, will have been obtained or made, in a manner reasonably satisfactory in form and substance to the Seller, and no such authorization, consent or approval will have been revoked.

7.7. Proceedings and Documents. All corporate and other proceedings in connection with the Contemplated Transactions and all documents incident thereto will be reasonably satisfactory in form and substance to the Seller and to its counsel, and the Seller will have received all such counterpart original and certified or other copies of such documents as it may reasonably request.

7.8. Ancillary Agreements. Each of the Ancillary Agreements to which any Seller is a party will have been executed and delivered to such Seller by each of the other parties thereto.

7.9. Release From Letter of Credit. The Buyer shall have canceled and replaced the Sony LC and terminated or caused to be terminated any and all guaranties and reimbursement obligations in respect thereof undertaken by ACT-DE LLC, H.I.G. Capital Partners III, L.P. and H.I.G. Investment Group III, L.P.

7.10. Release From Certain Debt.

7.10.1 The Sellers shall have received a release from Liability from the Buyer, in a form reasonably acceptable to the Sellers, with respect to the Senior Notes, including any unpaid interest, fees and penalties.

7.10.2 The Sellers shall have received a release from Liability from the Buyer, in a form reasonably acceptable to the Sellers, with respect to the Subordinated Notes, including any unpaid interest, fees and penalties.

7.11. Seller Note Exchange Agreements. The Seller Note Exchange Agreements shall be executed with substantially the same terms and conditions as set forth on Exhibit E, and the Seller Note Exchange Agreements shall remain in full force and effect.

7.12. Requisite Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.

7.13. Amendment to Parent Charter. The Parent’s Certificate of Incorporation shall have been amended and restated to substantially reflect the economic terms set forth on Schedule 4.1.6.

7.14. Parent Stockholders’ Agreement. The Parent Stockholders’ Agreement shall have been executed by the appropriate parties thereto and shall remain in full force and effect.

8. INDEMNIFICATION.

8.1. Indemnification by Sellers.

8.1.1 Subject to the limitations set forth in this Section 8, the Sellers (jointly and severally) will indemnify and hold harmless the Parent, the Buyer and each of their Affiliates and the representatives and Affiliates of each of the foregoing Persons (each, a “Buyer Indemnified Person”) from, against and in respect of any and all actions, Liabilities, liens, losses, damages, bonds, dues, assessments, fines, penalties, Taxes, fees, costs (including costs of investigation, defense and enforcement of this Agreement), expenses or amounts paid in settlement (in each case, including reasonable attorneys’ and experts fees and expenses), (collectively, “Losses”), incurred or suffered by the Buyer Indemnified Persons or any of them as a result of, arising out of or directly or indirectly relating to:

(a) any breach of, or inaccuracy in, the representations and warranties made by the Sellers in Sections 3.18 (Tax Matters) and 3.19 (Employee Benefit Plans) of this Agreement or any breach or violation of the covenants and agreements of the Sellers set forth in Section 10 (Tax Matters) of this Agreement;

(b) Excluded Liabilities; or

(c) the following claims arising out of the Circuit City Bankruptcy Action: (i) Vance Baldwin prior to the Closing Date, or the Buyer following the Closing Date, becoming obligated to make any payments to Circuit City or any representative of the Circuit City estate, including, without limitation, on account of asserted unearned advances, and (ii) Vance Baldwin prior to the Closing Date, or the Buyer following the Closing Date, becoming obligated to make any payments to Circuit City or any representative of the Circuit City estate, including, without limitation, on account of avoidable preferential transfers (collectively, the claims and potential liabilities referenced in clauses (i) and (ii), the “Circuit City Claims”); provided, however, that any amounts recovered by the Buyer with respect to Claim 1400 of the Circuit City Bankruptcy Action shall be offset against any amounts owed by the Buyer in respect to clauses (i) and (ii) above.

8.1.2 In the event the Buyer receives payment with respect to Claim 1400 after the Sellers have indemnified the Buyer for the Circuit City Claims, and following the expiration of the indemnification period set forth below in Section 8.2.1(c), the Buyer shall pay to the Sellers the difference between the amount recovered and any non-indemnified amounts the Buyer paid with respect to the Circuit City Claims, provided, however, that in no event shall such an amount be more than the amount of indemnity paid by the Sellers. Notwithstanding anything to the contrary in the Section, in the event the Sellers indemnify the Buyer for multiple obligations under Section 8.1.1, such payments shall be allocated, in the last instance, to the Circuit City Claims described in Section 8.1.1(c).

8.1.3 The Sellers will have no obligation to indemnify the Buyer Indemnified Persons pursuant to Section 8.1.1 in respect of Losses arising from the breach of, or inaccuracy in, any representation or warranty described therein unless the aggregate amount of all such Losses incurred or suffered by the Buyer Indemnified Persons exceeds $50,000 (at which point the Sellers will indemnify the Buyer Indemnified Persons for all such Losses).

8.2. Time for Claims.

8.2.1 No claim may be made or suit instituted seeking indemnification pursuant to Section 8.1.1 unless a written notice (a “Claim for Indemnification”) describing such claim in reasonable detail and any Losses or estimated Losses as a result thereof, in light of the circumstances then known to the Buyer Indemnified Person, is provided to the Sellers:

(a) at any time prior to the date that is the two-year anniversary of the Closing Date, in the case of any claim for indemnification (i) under Section 8.1.1(a) relating to a breach of, or inaccuracy in, any representation or warranty set forth in Section 3.19 (Employee Benefit Plans) or (ii) under Section 8.1.1(b) relating to Excluded Liabilities;

(b) at any time prior to the date that is sixty (60) days following the expiration of the applicable statute of limitations (taking into account any extensions thereof), in the case of any claim for indemnification under Section 8.1.1(a) relating to a breach or violation of any covenant or agreement set forth in Section 10 or any breach of, or inaccuracy in, any representation or warranty set forth in Section 3.18 (Tax Matters); and

(c) at any time prior to the date that is the one-year anniversary of the Closing Date, in the case of claim for indemnification under Section 8.1.1(c) relating to the Circuit City Claims.

8.2.2 Notwithstanding anything herein to the contrary, a Buyer Indemnified Party may make a Claim for Indemnification within the relevant time period set forth in Section 8.2.1 with respect to potential Losses that may result from any third-party allegation that has been made, or any audit, inquiry, examination or other proceeding involving a Governmental Authority that has been initiated, and any such Claim for Indemnification shall survive until such time as such allegation, audit, inquiry, examination or proceeding has been resolved.

8.3. Indemnity Escrow. Amounts payable by the Sellers to a Buyer Indemnified Person will be paid in cash first out of the Escrow Account pursuant to the Escrow Agreement, to the extent available, and thereafter from the Sellers to the extent that such amounts do not exceed (i) the excess of Sellers’ cash and cash equivalents over the liabilities of the Sellers to third party creditors of the Sellers (other than Affiliates or Affiliates of Affiliates, subject to the exceptions set forth in Section 5.13) plus (ii) distributions made or any amounts paid to an Affiliate or Affiliate of an Affiliate in violation of Section 5.13

(“Available Funds”). Notwithstanding anything to the contrary in this Agreement, any claim for indemnification to which Buyer Indemnified Persons are entitled under this Agreement pursuant to Section 8.1 will be satisfied solely from the Escrow Funds (in accordance with the terms of the Escrow Agreement) and the Available Funds, and Buyer Indemnified Persons will not be entitled to any payment from any source other than the Escrow Funds and the Available Funds for any such indemnification claim.

8.4. Seller Indemnification.

8.4.1 Buyer and Parent (jointly and severally) will indemnify and hold harmless the Sellers and each of their Affiliates and the representatives and Affiliates of each of the foregoing Persons (each, a “Seller Indemnified Person”) from, against and in respect of any and all Losses, incurred or suffered by the Seller Indemnified Persons or any of them as a result of, arising out of or directly or indirectly relating to the Assumed Liabilities.

8.4.2 A Claim for Indemnification made by a Seller Indemnified Person must be made pursuant to this Section 8.4 at any time prior to the date that is the two-year anniversary of the Closing Date.

8.4.3 Notwithstanding anything herein to the contrary, a Seller Indemnified Party may make a Claim for Indemnification within the relevant time period set forth in Section 8.4.2 with respect to potential Losses that may result from any third-party allegation that has been made, or any audit, inquiry, examination or other proceeding involving a Governmental Authority that has been initiated, and any such Claim for Indemnification shall survive until such time as such allegation, audit, inquiry, examination or proceeding has been resolved.

8.5. Remedies Cumulative. The rights of each Buyer Indemnified Person under this Section 8 are cumulative, and each Buyer Indemnified Person will have the right in any particular circumstance, in its sole discretion, to enforce any provision of this Section 8 without regard to the availability of a remedy under any other provision of this Section 8.

8.6. Remedies. After the Closing, the provisions of this Section 8 shall constitute the sole and exclusive remedy of the parties against each other with respect to any Losses they may suffer arising from (i) the breach of, or inaccuracy in, any representation or warranty under this Agreement and (ii) the breach of any covenant or condition under this Agreement to be performed or satisfied on or prior to Closing, except to the extent the Buyers have actual knowledge of such breach on or prior to Closing. Nothing in this Section 8 shall be construed as limiting the remedies available to the Buyers in the event of a breach of this Agreement by Sellers, including but not limited to any breach of Section 5.13, or for fraud.

8.7. Survival. All provisions of this Agreement, the Ancillary Agreements and of any other agreement, certificate or instrument delivered pursuant to this Agreement or any Ancillary Agreement, other than the conditions in Section 6 and Section 7 hereof, will not merge on Closing but will survive the execution, delivery and performance of this Agreement, the Closing and the execution and delivery the Ancillary Agreements and all other agreements, certificates and instruments delivered pursuant to this Agreement and the Ancillary Agreements, in the case of Sections 8.1.1 (a), (b) or (c) for the same period of time during which an obligation to indemnify with respect to a breach, inaccuracy or violation of such provision exists hereunder.

9. TERMINATION.

9.1. Termination of Agreement. This Agreement may be terminated (the date on which the Agreement is terminated, the “Termination Date”), and the transactions contemplated hereby may be abandoned:

(a) at any time prior to the Closing, by the mutual written agreement of the Parent, the Buyer and the Sellers;

(b) at any time on or before the Closing, by the Parent or the Buyer (i) if the representations, warranties or covenants of the Sellers contained in this Agreement shall not have been true and correct in all material respects when made, or (ii) upon any material breach by any Seller of its obligations contained in this Agreement and the failure of such Seller to cure such breach, if curable, within ten (10) days after written notice thereof is given by the Buyer to such Seller;

(c) at any time on or before the Closing, by the Sellers (i) if the representations, warranties or covenants of the Parent or the Buyer contained in this Agreement shall not have been true and correct in all material respects when made, or (ii) upon any material breach by the Parent or the Buyer of its obligations contained in this Agreement and the failure of the Parent or the Buyer to cure such breach, if curable, within ten (10) days after written notice thereof is given by the Sellers to the Parent or the Buyer, as the case may be;

(d) at any time on or before the Closing, by the Sellers if they enter into a binding agreement with respect to an Acquisition Proposal, provided, however, that such Acquisition Proposal must include provisions reasonably acceptable to the Buyer for the full payment, on or prior to the Termination Date, of the amounts due in respect of the Sankaty Notes, and provided, further, that the Sellers shall reimburse the Parent and the Buyer, on or prior to the Termination Date, for all reasonable expenses incurred under this Agreement and the Contemplated Transactions and provided further that until the termination of this Agreement, nothing in this Section 9.1(d) shall relieve the Sellers of their obligations under Section 5.1;

(e) at any time, on or before June 7, 2011, by the Sellers upon written notice to the Buyers, if (i) the Seller Note Exchange Agreements have not been executed by the holders of the Seller Notes, with substantially the same terms and conditions as set forth on Exhibit E, on or prior to May 27, 2011 or (ii) the Parent is unable to make the representation set forth in Section 4.1.6; provided, however, that termination under this Section 9.1 shall be the sole remedy upon the occurrence of the events listed in clause (i) and (ii) hereof; or

(f) by any party hereto if the Closing is not consummated by August 31, 2011.

9.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement – other than the provisions of Sections 3.29 and 4.1.8 and 4.2.8 (No Brokers), 5.8 (Expenses), 5.10 (Confidentiality), 5.11 (Publicity), 11.10 (Governing Law), 11.11 (Jurisdiction) and 11.13 (Waiver of Jury Trial) – will then be null and void and have no further force and effect and all other rights and Liabilities of the Parties hereunder will terminate without any Liability of any Party to any other Party, except for Liabilities arising in respect of breaches under this Agreement by any Party on or prior to the Termination Date.

9.2.1 Nothing in this section shall relieve the Parent, the Buyer or the Sellers of any liability for a breach of any covenant in this Agreement prior to the date of termination.

10. TAX MATTERS

10.1. Tax Treatment. For U.S. federal, state and local income Tax purposes, the parties agree to treat the transfer of the Acquired Assets to the Buyer pursuant to this Agreement as a transaction described in and subject to the requirements of Section 1060 of the Code and not as a transaction qualifying in whole or in part under Section 351 or Section 368 of the Code. Neither the Buyer nor the Sellers shall take any position on any Tax Return, or before any Governmental Authority involved in the administration of Tax Legal Requirements, that is inconsistent with such treatment.

10.2. Allocation of the Consideration. The Acquired Assets will be valued and the Consideration will, to the extent of the fair market value of the Acquired Assets, be allocated among the Acquired Assets in accordance with a Schedule provided by the Buyer to the Sellers prior to the Closing (the “Allocation”). The Buyer shall act reasonably and in good faith in preparing the Allocation and in considering whether to incorporate any comments on the Allocation provided by the Sellers. The Allocation, as finally determined by the Buyer, shall be binding upon the Sellers and the Buyer and the Sellers and their Affiliates shall report, act and file Tax Returns in all respects and for all purposes in a manner consistent with the Allocation. Neither the Buyer nor the Sellers shall take any position (whether in Tax Returns, audits or otherwise) that is inconsistent with such Allocation unless required to do so by applicable Legal Requirements. The Sellers shall propose an allocation of the Consideration among the Sellers (the “Inter-Seller Allocation”), and the Buyer and the Sellers, acting reasonably and in good faith and consistently with the Allocation, shall mutually agree on such an allocation prior to the Closing; provided, that if the parties are unable to agree on the Inter-Seller Allocation, they will refer any disputed matters to a mutually agreed third party accounting or appraisal firm (the “Independent Accountant”), which shall resolve such matters as promptly as practicable based on presentations and submissions of the parties. The expenses of the Independent Accountant shall be shared equally between Buyer and the Sellers. Notwithstanding anything to the contrary herein, the Equity Purchase Price shall be solely allocated to Cyber-Test unless the Buyer determines, in its sole discretion, prior to the Closing to allocate the Equity Purchase Price in whole or in part to one or more of the other Sellers. The parties acknowledge that to the extent the Consideration exceeds the fair market value of the Acquired Assets, the Sellers may recognize income from discharge of indebtedness as a result of the transactions contemplated by this Agreement, subject to any applicable exclusions for such income as set forth in the Code.

10.3. Transfer Taxes. The Sellers shall prepare and file all necessary Tax Returns and other documentation relating to Transfer Taxes that they are required to file under applicable law. The Seller and the Buyer shall bear and pay any Transfer Taxes in equal amounts. The Buyer and the Sellers shall cooperate with each other to the extent legally permitted to minimize any such Transfer Taxes.

10.4. Cooperation. The Buyer and the Sellers agree to cooperate, as and to the extent reasonably requested by the other party, in connection with any Tax matters related to the Contemplated Transactions, the Business and the Acquired Assets (including by the provision, upon reasonable request, of reasonably relevant records or information). The Sellers shall promptly notify the Buyer of, and promptly and fully inform the Buyer of developments in, any Tax audit, examination or other proceedings relating to any of the Sellers (including with respect to the Business or the Acquired Assets) for any Tax period ending on or prior to the Closing Date or any Straddle Period (as defined below).

10.5. Non-Reliance. The Sellers acknowledge they are relying solely on their own Tax advisors with respect to the Tax consequences of this Agreement and the transactions contemplated hereby. The Parent and the Buyer make no representations or warranties whatsoever to the Sellers or the shareholders of Encompass regarding such Tax consequences.

10.6. Payment of Taxes. The Sellers shall pay all Taxes of the Sellers and their Affiliates (including any such Taxes that may become a Liability of the Buyer under any doctrine of de facto merger or transferee or successor liability), and all Taxes attributable to the Business and the Acquired Assets for all taxable periods or portions thereof ending on or before the Closing Date. Without limiting the generality of the immediately preceding sentence, and for the avoidance of doubt, the Sellers shall be responsible and pay for any sales, use or similar Taxes imposed on or with respect to sales of goods or services by any of the Sellers (or their predecessors) on or prior to the Closing Date, including any such Taxes that may be applicable as a result of a failure of the Sellers to obtain or retain documentation necessary or desirable to establish an exemption from any such Taxes.

10.7. Straddle Period. Real property and personal property Taxes imposed with respect to the Acquired Assets for any taxable period beginning before the Closing Date and ending after the Closing Date (a “Straddle Period”) shall be apportioned between the Sellers and the Buyer based on the number of days in such taxable period ending on the Closing Date and the number of days in such taxable period beginning after the Closing Date. The Sellers shall be responsible for the payment of any such Taxes for the portion of the period ending on the Closing Date, and the Buyer shall be responsible for the payment of any such Taxes for the portion of the period beginning after the Closing Date.

10.8. Payment of Principal. The parties agree that none of the Acquired Assets is or shall be treated as transferred in respect of accrued but unpaid interest on the Subordinated Notes.

10.9. Intercompany Accounts. Except in the case of (i) any Liability of any Seller to Encompass Mexico or Encompass Canada that the Buyer designates and agrees to treat as an Assumed Liability in a written notice to the Sellers prior to the Closing, and (ii) any Intercompany Receivable due to any Seller from Encompass Mexico or Encompass Canada that the Buyer designates and agrees to treat as an Acquired Asset in a written notice to the Sellers prior to the Closing, the Sellers shall prior to the Closing satisfy or cause to be satisfied, in a manner reasonably acceptable to Buyer, any Liabilities the Sellers or their Affiliates (including the Non-Seller Subsidiaries) have to Encompass Mexico or Encompass Canada, and any Liabilities Encompass Mexico or Encompass Canada have to the Sellers or any of their Affiliates (including the Non-Seller Subsidiaries), including all Liabilities, Debts, or intercompany payables or receivables, so that as of the Closing there will be no such Liabilities outstanding. Sellers shall provide to Buyer prior to the Closing evidence reasonably satisfactory to Buyer of measures taken to comply with this Section 10.9.

11. MISCELLANEOUS.

11.1. Notices. All notices, requests, demands, claims and other communications required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered, given or otherwise provided:

(a) by hand (in which case, it will be effective upon delivery);

(b) by facsimile (in which case, it will be effective upon receipt of confirmation of good transmission); or

(c) by overnight delivery by a nationally recognized courier service (in which case, it will be effective on the Business Day after being deposited with such courier service);

in each case, to the address (or facsimile number) listed below:

If to the Seller, to it at:

Encompass Group Affiliates, Inc.

775 Tipton Industrial Drive

Lawrenceville, GA 30046

Attention: Robert Gowens

Email: rgowens@phoenixmanagement.com

with a copy (which shall not itself constitute notice) to:

Eckert Seamans Cherin & Mellott, LLC

Two Liberty Place

50 South 16th Street, 22nd Floor

Philadelphia, PA 19102

Attention: Gary A. Miller

Facsimile: 215-851-8383

and

c/o HIG Capital

855 Boylston Street, 11th Floor

Boston, MA 02116

Attention: William J. Nolan

Facsimile: 617-425-5668

and

Bingham McCutchen LLP

399 Park Avenue

New York, NY 10022

Attention: Neil Townsend, Esq.

Fascimile: 212-702-3644

If to the Parent or the Buyer, to it at:

Sancompass, Inc.

Encompass Supply Chain Solutions, Inc.

c/o Sankaty Advisors, LLC

111 Huntington Avenue

Boston, MA 02199

Attention: Legal Department

Facsimile: 617-652-3661

with a copy (which shall not itself constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention: Alyson Allen, Esq.

Facsimile: 617-235-0345

and

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention: David A. Fine, Esq.

Facsimile: 617-235-0030

Each of the Parties to this Agreement may specify different address or facsimile number by giving notice in accordance with this Section 11.1 to each of the other Parties hereto.

11.2. Succession and Assignment; No Third-Party Beneficiary. Subject to the immediately following sentence, this Agreement will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a Party hereto for all purposes hereof. No Party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, that the Buyer may (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (b) designate one or more of its Affiliates to perform its obligations hereunder, in each case, so long as Buyer is not relieved of any Liability hereunder. Except as expressly provided herein, this Agreement is for the sole benefit of the Parties and their permitted successors and assignees and nothing herein expressed or implied will give or be construed to give any Person, other than the Parties and such successors and assignees, any legal or equitable rights hereunder.

11.3. Amendments and Waivers. No amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed, in the case of an amendment, by the Buyer and the Sellers, or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver by any Party of any breach or violation or, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any Party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof.

11.4. Entire Agreement. This Agreement, together with the other Ancillary Agreements and any documents, instruments and certificates explicitly referred to herein, constitutes the entire agreement among the Parties hereto with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, with respect thereto.

11.5. Counterparts. This Agreement may be executed in any number of counterparts, including facsimile or electronic copies thereof, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Agreement will become effective when duly executed by each Party hereto.

11.6. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, each Party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law.

11.7. Acknowledgment and Release. The Sellers acknowledge and agree that the Buyer is the sole Person bound by, or liable with respect to, the obligations and Liabilities of the

Buyer under this Agreement, and that no Affiliate of the Buyer or any of its Subsidiaries other than the Parent, or any current or former officer, director, stockholder, agent, attorney, employee, Affiliate, advisor or consultant of the Buyer or any such other entity shall be bound by, or liable with respect to, any aspect of the Agreement. The Sellers acknowledge and agree that the Parent is the sole Person bound by, or liable with respect to, the obligations and Liabilities of the Parent under this Agreement, and that no Affiliate of the Parent or any of its Subsidiaries other than the Buyer, or any current or former officer, director, stockholder, agent, attorney, employee, Affiliate, advisor or consultant of the Parent or any such other entity shall be bound by, or liable with respect to, any aspect of the Agreement. The Buyer acknowledges and agrees that the Sellers are the sole Persons bound by, or liable with respect to, the obligations and Liabilities of the Sellers under this Agreement, and that no Affiliate of the Sellers or any of their Subsidiaries other than the Sellers, or any current or former officer, director, stockholder, agent, attorney, employee, Affiliate, advisor or consultant of the Sellers or any such other entity shall be bound by, or liable with respect to, any aspect of the Agreement.

11.8. Headings. The headings contained in this Agreement are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

11.9. Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. The Schedules and Exhibits referred to herein will be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Disclosure of any fact or item in the Schedules referenced by a particular section in this Agreement will be deemed to have been disclosed with respect to every other section in this Agreement to the extent readily relevant on the face of such disclosure. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Schedules is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material or are or are not in the ordinary course of business. The Parties intend that each representation, warranty and covenant contained herein will have independent significance. If any Party has breached or violated, or if there is an inaccuracy in, any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached or violated, or in respect of which there is not an inaccuracy, will not detract from or mitigate the fact that the Party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant.

11.10. Governing Law. This Agreement shall be construed and interpreted, and the rights of the Parties shall be determined, in accordance with the substantive laws of the State of New York, without giving effect to any provision thereof that would require the application of the substantive laws of any other jurisdiction.

11.11. Jurisdiction; Venue; Service of Process.

11.11.1 Jurisdiction. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the borough of Manhattan in the City of New York, or if such court does not have jurisdiction, the Supreme Court of the State of New York, New York County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby.

11.11.2 Venue. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (a) the United States District Court for the Southern District of New York or (b) the Supreme Court of the State of New York, New York County, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

11.11.3 Service of Process. Each Party hereby (a) consents to service of process in any Action between the Parties arising in whole or in part under or in connection with this Agreement in any manner permitted by New York law, (b) agrees that service of process made in accordance with clause (a) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1, will constitute good and valid service of process in any such Action and (c) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (a) or (b) does not constitute good and valid service of process.

11.12. Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or violated. Accordingly, each of the Parties agrees that, without posting bond or other undertaking, each of the other Parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity. Each Party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert the defense that a remedy at law would be adequate.

11.13. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS

AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as an agreement under seal as of the date first above written.

THE BUYER:	ENCOMPASS SUPPLY CHAIN SOLUTIONS, INC.

By:
Name:
Title:

SANCOMPASS, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as an agreement under seal as of the date first above written.

THE SELLERS:	ENCOMPASS GROUP AFFILIATES, INC.

By:
Name:
Title:

ENCOMPASS PARTS DISTRIBUTION, INC.

By:
Name:
Title:

CYBER-TEST, INC.

By:
Name:
Title:

VANCE BALDWIN, INC.

By:
Name:
Title:

TRITRONICS, INC.

By:
Name:
Title:

ENCOMPASS SERVICE SOLUTIONS, INC.

By:
Name:
Title:

EXHIBIT A

Amendment to the Amended and Restated

Note Purchase Agreement

SECOND AMENDMENT TO AMENDED AND RESTATED

NOTE PURCHASE AGREEMENT

This SECOND AMENDMENT TO THE AMENDED AND RESTATED NOTE PURCHASE AGREEMENT (this “Amendment”) is made and entered into as of [    ], 2011 (the “Effective Date”), by and among Encompass Parts Distribution, Inc., a Delaware corporation f/k/a Encompass Group Affiliates, Inc., as issuer (“Company” or the “Issuer”), any Subsidiary of Parent (as defined below) from time to time party hereto (each, a “Subsidiary” and collectively, the “Subsidiaries”), Encompass Group Affiliates, Inc., a Florida corporation (the “Parent”), SpectruCell, Inc., a Delaware corporation (“SpectruCell”), Hudson Street Investments, Inc., a Delaware corporation (“Hudson Street”), Cyber-Test, Inc., a Delaware corporation (“Cyber-Test”), Vance Baldwin, Inc., a Florida corporation (“Vance Baldwin”), Tritronics, Inc., a Maryland corporation (“Tritronics”), Encompass Service Solutions, Inc., a Delaware corporation (“Encompass Service”), Encompass Parts Distribution, S. de R.L. de C.V., a Mexico corporation (“Encompass Mexico”), and Encompass Distribution Canada, Inc., a Canada corporation (“Encompass Canada”), as guarantors (the Issuer, the Company, Parent, SpectruCell, Hudson Street, Cyber-Test, Vance Baldwin, Tritronics, Encompass Service, Encompass Mexico, Encompass Canada, and any subsidiary of Parent that executes a counterpart or joinder of this Agreement together being referred to as the “Note Parties”, and each such Person, a “Note Party”), Sankaty Advisors, LLC, as collateral agent for the Senior Note Purchasers (the “First Lien Collateral Agent”) and collateral agent for the Subordinated Note Purchasers (the “Second Lien Collateral Agent”, and together with the First Lien Collateral Agent, “Agent”), Sankaty Credit Opportunities II, L.P., a Delaware partnership, Sankaty Credit Opportunities III, L.P., a Delaware partnership, Sankaty Credit Opportunities IV, L.P., a Delaware partnership, Sankaty Credit Opportunities (Offshore Master) IV, L.P., a Cayman limited partnership, and RGIP, LLC, a Delaware limited liability company (together, the “Note Purchasers”), and amends certain provisions of the Amended and Restated Note Purchase Agreement, dated as of August 1, 2008, as amended January 12, 2009 (as otherwise amended, restated, supplemented or otherwise modified from time to time, the “Agreement”) by and among the Note Parties, Note Purchasers, and the Agent. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Agreement.

WHEREAS, pursuant to the Original Note Purchase Agreement dated as of August 17, 2007 (the “Original Agreement”), the Note Purchasers agreed to acquire from the Issuer Senior Secured Notes due 2012 (the “Senior Notes”) in the aggregate principal amount of $12,690,355.00 and Senior Subordinated Notes due 2013 (the “Series A Subordinated Notes” and, together with the Senior Notes, the “Initial Notes”) in the aggregate principal amount of $10,714,286.00; and

WHEREAS, pursuant to the Agreement, the Issuer agreed to issue and sell to the Note Purchasers, and the Note Purchasers agreed to purchase, additional Senior Subordinated Notes due 2013 up to the aggregate principal amount of up to $13,265,306.12 (the “Series B Subordinated Notes” and, together with the Initial Notes, the “Notes”); and

WHEREAS, in connection with the transactions contemplated by the Asset Purchase Agreement dated as of May 13, 2011, between Sancompass, Inc., a Delaware corporation, Encompass Supply Chain Solution, Inc., a Delaware corporation, Encompass Group Affiliates,

Inc., Encompass Parts Distribution, Inc., Cyber-Test, Inc., Vance Baldwin, Inc., Tritronics, Inc., and Encompass Service Solutions, Inc., (the “Asset Purchase Agreement”), the Series A Subordinated Notes and the Series B Subordinated Notes will be transferred to the Parent in exchange for certain consideration, which shall then transfer such Notes to the Buyer in exchange for certain consideration, which shall then transfer such Notes to the Sellers (all as defined in the Asset Purchase Agreement), which shall cancel such Notes and upon which such Notes shall cease to be outstanding; and

WHEREAS, following the completion of the transactions contemplated by the Asset Purchase Agreement, the Senior Notes shall remain outstanding; and

WHEREAS, the Note Parties and the Note Purchasers wish to amend the Agreement as follows.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Note Parties and the Note Purchasers hereby covenant and agree as follows:

1. Amendments to the Agreement.

(a) Section 3.1.2 of the Agreement shall be amended and replaced in its entirety with the following language:

Interest on the Notes shall accrue and be payable quarterly in arrears on the last Business Day of each of March, June, September and December (each such date, an “Interest Payment Date”). Commencing on Closing under APA and for the six (6) month period thereafter (the “PIK Interest Period”), the interest accrued and payable on the unpaid principal amount of the Notes shall be capitalized, compounded and added to the unpaid principal amount of the Notes on the applicable Interest Payment Date (whereupon from and after such date such additional amounts shall constitute principal for all purposes and shall accrue interest) (such interest, “PIK Interest”). Following the PIK Interest Period, all accrued interest on the Notes shall be payable in cash (“Cash Interest”).

Any accrued and unpaid interest as of the Closing under the APA shall be added to the principal amounts of the Notes and shall constitute principal for all purposes thereafter

(b) Annex I of the Agreement is hereby amended by adding the following sentence to the end of the first paragraph of the definition “Applicable Rate”:

With respect to the Senior Notes, from and after Closing under APA, 2011, the Applicable Rate shall be a rate equal to 12.5%.

2. Effectiveness. This Amendment only becomes effective in connection with the Closing (as defined in the Asset Purchase Agreement).

3. Effect of this Amendment.

(a) This Amendment is a Note Document. The headings herein are for convenience of reference only and shall not alter or otherwise affect the meaning hereof.

(b) This Amendment constitutes the entire agreement of the parties with respect to the subject matter hereof, and supersedes all prior oral or written communications, memoranda, proposals, negotiations, discussions, term sheets and commitments with respect to the subject matter hereof.

(c) Except as expressly provided herein, no other changes or modifications to the Agreement or any of the other Note Documents, or waivers of or consents under any provisions of any of the foregoing, are intended or implied by this Amendment, and in all other respects the Note Documents are hereby specifically ratified, restated and confirmed by all parties hereto as of the date of this Amendment. To the extent that any provision of the Agreement or any of the other Note Documents conflicts with any provision of this Amendment, the provision of this Amendment shall control.

(d) On and after the effectiveness of this Amendment, each reference in the Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import, and each reference in the other Note Documents to the Agreement shall mean and be a reference to the Agreement as modified hereby.

(e) The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Note Purchaser under the Agreement or any other Note Document (including, without limitation, the imposition of additional interest upon the occurrence and continuation of an Event of Default provided therein), nor obligate any Note Purchaser to agree to similar waivers, consents or releases in the future.

4. Binding Effect. This Amendment shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and assigns.

5. Further Assurances. The Note Parties shall execute and deliver such additional documents and take such additional action as may be reasonably requested by the Administrative Agent to effectuate the provisions and purposes of this Amendment.

6. Counterparts; Facsimile Delivery. This Amendment may be executed in counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Delivery of an executed counterpart of this Amendment by facsimile transmission or electronic pdf shall be effective as delivery of a manually executed counterpart hereof.

7. Governing Law. This Amendment shall be governed by, and shall be construed and enforced in accordance with, the laws of the State of New York.

[This remainder of this page left intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by the respective duly authorized officers of the undersigned and by the undersigned as of the date first written above.

THE ISSUER:	ENCOMPASS PARTS DISTRIBUTION, INC.
a Delaware corporation

By:
Name:
Title:

GUARANTORS:	ENCOMPASS GROUP AFFILIATES, INC.
a Florida corporation

By:
Name:
Title:

SPECTRUCELL, INC.

By:
Name:
Title:

HUDSON STREET INVESTMENTS, INC.

By:
Name:
Title:

CYBER-TEST, INC.

By:
Name:
Title:

VANCE BALDWIN, INC.

By:
Name:
Title:

TRITRONICS, INC.

By:
Name:
Title:

ENCOMPASS SERVICE SOLUTIONS, INC.

By:
Name:
Title:

ENCOMPASS PARTS DISTRIBUTION, S.DE R.L. DE C.V.

By:
Name:
Title:

ENCOMPASS DISTRIBUTION CANADA, INC.

By:
Name:
Title:

NOTE PURCHASERS:	SANKATY CREDIT OPPORTUNITIES II, L.P.

By:
Name:
Title:

SANKATY CREDIT OPPORTUNITIES III, L.P.

By:
Name:
Title:

SANKATY CREDIT OPPORTUNITIES IV, L.P.

By:
Name:
Title:

SANKATY CREDIT OPPORTUNITIES
(OFFSHORE MASTER) IV, L.P.

By:
Name:
Title:

RGIP, LLC

By:
Name:
Title:

FIRST LIEN COLLATERAL AGENT:	SANKATY ADVISORS, LLC

By:
Name:
Title:

SECOND LIEN COLLATERAL AGENT:	SANKATY ADVISORS, LLC

By:
Name:
Title:

EXHIBIT B

Bill of Sale and Assumption Agreement

BILL OF SALE AND ASSUMPTION AGREEMENT

THIS BILL OF SALE AND ASSUMPTION AGREEMENT (this “Agreement”) is made, executed and delivered as of [            ], 2011, by Encompass Group Affiliates, Inc., a Florida corporation (“Encompass”), Encompass Parts Distribution, Inc. (f/k/a Encompass Group Affiliates, Inc.), a Delaware corporation (“Encompass Parts”), Cyber-Test, Inc., a Delaware corporation (“Cyber-Test”), Vance Baldwin, Inc., a Florida corporation (“Vance Baldwin”), Tritronics, Inc., a Maryland corporation (“Tritronics”), and Encompass Service Solutions, Inc., a Delaware Corporation (“Encompass Service Solutions” and, together with Encompass, Encompass Parts, Cyber-Test, Vance Baldwin, Tritronics, and Encompass Service Solutions, each a “Seller” and, collectively, the “Sellers”) to Encompass Supply Chain Solutions, Inc., a Delaware corporation (the “Buyer”).

WITNESSETH:

WHEREAS, the Buyer and the Sellers are parties to that certain Asset Purchase Agreement dated as of May 13, 2011, (the “Asset Purchase Agreement”; capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Asset Purchase Agreement); and

WHEREAS, all of the terms and conditions precedent provided in the Asset Purchase Agreement have been met and performed by the respective parties thereto, and the Buyer and the Sellers now desire to carry out the intent and purpose of the Asset Purchase Agreement by the Sellers’ execution and delivery to the Buyer of this instrument evidencing the sale, conveyance, assignment, transfer and delivery to the Buyer of the Acquired Assets and the assumption by the Buyer of the Assumed Liabilities; provided, however, that any asset, liability or obligation not assumed pursuant to the Asset Purchase Agreement shall be excluded herefrom.

NOW THEREFORE, in connection with the Asset Purchase Agreement and in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Effective as of the Closing Date, the Sellers do hereby sell, transfer, convey, assign and deliver to the Buyer, subject to and upon the terms and conditions contained in the Asset Purchase Agreement, free and clear of any and all Encumbrances (other than Encumbrances in favor of Sankaty and the Permitted Encumbrances), all of the Sellers’ rights, titles and interests in and to the Acquired Assets, and the Buyer hereby purchases from the Sellers the Acquired Assets and assumes from the Sellers and agrees to perform and discharge, effective as of the Closing Date, all of the Assumed Liabilities.

Section 2. The Sellers hereby constitute and appoint the Buyer the true and lawful agent and attorney in fact of the Sellers, with full power of substitution and resubstitution, in whole or in part, in the name and stead of the Sellers but on behalf and for the benefit of the Buyer and its successors and assigns, from time to time to: (a) demand, receive and collect any and all of the Acquired Assets and to give receipts and releases for and with respect to the same, or any part thereof; (b) institute and prosecute, in the name of any Seller or otherwise, any and all proceedings at law, in equity or otherwise, that the Buyer or its successors and assigns may deem proper in order to collect or reduce to possession any of the Acquired Assets and in order to collect or enforce any claim or right of any kind hereby assigned or transferred, or intended so to be; and (c) do all things legally permissible, required or reasonably deemed by the Buyer to be required to recover and collect the Acquired Assets and to use any Seller’s name in such manner as the Buyer may reasonably deem necessary for the collection and recovery of same. The Sellers hereby declare that the foregoing powers are coupled with an interest and are and shall be irrevocable by the Sellers.

Section 3. Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon, or give to, any person, firm or corporation other than the Buyer and its successors and assigns any remedy or claim under or by reason of this instrument or any terms, covenants or conditions hereof, and all of the terms, covenants, conditions, promises and agreements contained in this instrument shall be for the sole and exclusive benefit of the Buyer and its successors and assigns.

Section 4. This Agreement is executed by, and shall be binding upon, each Seller and the Buyer and their respective successors and assigns, for the uses and purposes set forth and referred to above, effective immediately upon the Closing Date. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 5. In the event that any provision of this Agreement is construed to conflict with any provision in the Asset Purchase Agreement, the provision in the Asset Purchase Agreement shall control.

Section 6. Each of the Sellers and the Buyer hereby acknowledges and agrees that none of the representations, warranties, covenants, rights or remedies of any party under the Asset Purchase Agreement shall be deemed to be enlarged, modified or altered in any way by the execution and acceptance of this instrument.

Section 7. This Agreement, the rights of the parties and all Actions arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be signed by its duly authorized officer as of the date first written above.

ENCOMPASS GROUP AFFILIATES, INC.

By:
Name: Title:

ENCOMPASS PARTS DISTRIBUTION, INC.

By:
Name: Title:

CYBER-TEST, INC.

By:
Name: Title:

VANCE BALDWIN, INC.

By:
Name: Title:

TRITRONICS, INC.

By:
Name: Title:

ENCOMPASS SERVICE SOLUTIONS, INC.

By:
Name: Title:

ENCOMPASS DISTRIBUTION CANADA, INC.

By:
Name: Title:

ENCOMPASS PARTS DISTRIBUTION S. de R.L. de C.V.

By:
Name: Title:

ACCEPTED:

ENCOMPASS SUPPLY CHAIN SOLUTIONS, INC.

By:
Name: Title:

EXHIBIT C

Escrow Agreement

ESCROW AGREEMENT

This ESCROW AGREEMENT (the “Escrow Agreement”) is dated as of [    ], 2011 and is being entered into by and among Encompass Supply Chain Solutions, Inc. (the “Buyer”), Encompass Group Affiliates, Inc., Encompass Parts Distribution, Inc., Cyber-Test, Inc., Vance Baldwin, Inc., Tritronics, Inc., and Encompass Service Solutions, Inc. (together, the “Sellers”), and [the escrow agent], as escrow agent (the “Escrow Agent”). Capitalized terms used and not otherwise defined in this Escrow Agreement are used herein as defined in the Purchase Agreement (as defined below).

RECITALS

WHEREAS, pursuant to an Asset Purchase Agreement dated as of May 13, 2011 (the “Purchase Agreement”) among the Buyer, the Sellers and the other parties thereto, the Buyer will acquire substantially all of the assets and contractual rights (and assume certain of the liabilities) of the business of the Sellers;

WHEREAS, the parties to the Purchase Agreement have agreed that a portion of the purchase price will be delivered to the Escrow Agent, to such account as the Escrow Agent specifies, for purposes of satisfying any obligation of the Sellers under Section 8 of the Purchase Agreement; and

WHEREAS, the Buyer and the Sellers desire to appoint the Escrow Agent to act as escrow agent hereunder in the manner hereinafter set forth, and the Escrow Agent is willing to act in such capacity.

AGREEMENT

NOW THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Buyer, the Sellers and the Escrow Agent hereby agree as follows:

1. Appointment of the Escrow Agent. The Buyer and the Sellers jointly appoint the Escrow Agent to receive, hold, administer and deliver the Escrow Funds (as defined below) in accordance with this Escrow Agreement and the Escrow Agent accepts such appointment, all subject to the terms and conditions set forth in this Escrow Agreement.

2. Establishment of Escrow Account. The Buyer herewith delivers to the Escrow Agent cash in the amount of three hundred fifty thousand Dollars ($350,000) for purposes of satisfying any obligation under Section 8 of the Purchase Agreement from the Escrow Fund (as defined below) (the “Escrow Amount”). The Escrow Amount, delivered to the Escrow Agent, together with any and all interest or profit thereon, or proceeds therefrom, from time to time held by the Escrow Agent pursuant to the terms hereof are herein referred to as the “Escrow Funds.” The Escrow Agent hereby agrees to hold and invest the Escrow Funds in a separate account (the “Escrow Account”) as provided in this Escrow Agreement. The Buyer shall have the rights of a secured party in the Escrow Funds and the Escrow Account, and none of the Escrow Funds and the Escrow Account shall be subject to any security interest, lien or attachment of any party or of any creditor of any party other than the Buyer or a successor or permitted assign of the Buyer.

3. Investment of the Escrow Funds. The Escrow Agent shall invest the Escrow Funds in any combination of the following investments at the written direction of the Buyer and the Sellers:

(a) marketable obligations of, or fully and directly guaranteed by, the United States, which obligations have a maturity of not more than 90 days;

(b) repurchase obligations with a term of not more than ten days for underlying securities of the types described in Section 3(a) entered into with any bank organized under the laws of the United States or any state thereof, the commercial paper of which bank is rated A-2 or better by Standard & Poor’s Ratings Group or Prime-2 or better by Moody’s Investors Service, Inc.;

(c) money market funds (including tax-free funds) registered under the Investment Company Act of 1940, as amended from time to time (the “1940 Act”), the portfolios of which are limited to Government Securities (as defined in the 1940 Act);

(d) investment grade bonds (including tax-free bonds) with maturity dates prior to the Final Disbursement Date (as defined below); or

(e) such other investments as the Buyer and the Sellers may jointly authorize the Escrow Agent to make from time to time.

4. Disposition of the Escrow Funds.

(a) Disbursements.

(i) The Escrow Agent will hold the Escrow Funds in its possession in the Escrow Account, until authorized hereunder to deliver amounts from such Escrow Funds as follows:

(A) the Escrow Agent shall pay to the Sellers an amount equal to one-half of the Escrow Funds on the date that is the one-year anniversary of the Closing Date (the “One Year Disbursement Date”), less any amounts subject to a Claim or a Disputed Claim (both as defined below) on or prior to the One Year Disbursement Date; and

(B) the Escrow Agent shall pay to the Sellers the remainder of the Escrow Funds on the date that is the two-year anniversary of the Closing Date (the “Final Disbursement Date”), less any amounts subject to a Claim or a Disputed Claim (as defined below) on or prior to the Final Disbursement Date.

(ii) Except as set forth in clause (c) of this Section 4 below, such amounts subject to, and withheld for a Claim or Disputed Claim on the One Year Disbursement Date or the Final Disbursement Date shall be paid to the Sellers following full and complete resolution of such Claim or Disputed Claim.

(b) Claims and Demands for Payment.

(i) In the event that the Buyer or any other Buyer Indemnified Person has suffered or may suffer a Loss for which it believes it is entitled to or may be entitled to payment from the Escrow Funds pursuant to Section 8 of the Purchase Agreement (a “Claim”), the Buyer shall send a written demand (a “Demand for Payment”) to the Escrow Agent and to the Sellers setting forth in reasonable detail the basis of such Demand for Payment and the amount sought to be paid from the Escrow Funds or an estimate of the amount that the Buyer or other Buyer Indemnified Party believes it is or may be entitled to be paid from the Escrow Funds. Unless the Escrow Agent and the Buyer receive a timely Notice of Contention as described below, the Escrow Agent shall pay the party or parties specified in such Demand for Payment (whether or not Buyer) the amount set forth in the Demand for Payment within thirty (30) days after delivery of such Demand for Payment to the Escrow Agent from the Escrow Funds.

(ii) Upon receipt of a Demand for Payment, the Sellers, if it elects to dispute the Claim, shall deliver, within thirty (30) days after delivery by the Buyer of a Demand for Payment to the Escrow Agent, a written notice (a “Notice of Contention”) to the Escrow Agent and to the Buyer of its intent to dispute the Claim, in which case such Claim shall be a “Disputed Claim.”

(iii) If any Disputed Claim or any other dispute which may arise under this Escrow Agreement with respect to the rights of the Buyer or any other Buyer Indemnified Person or the Sellers to the Escrow Fund is not settled by mutual agreement of the Buyer and the Sellers (evidenced by joint written instructions signed by the Buyer and the Sellers and delivered to the Escrow Agent), then upon receipt of a copy of a final and nonappealable order of a court of competent jurisdiction with respect to payment of all or any portion of the Escrow Funds, accompanied by a certificate from the presenting party to the effect that the order is final and nonappealable, the Escrow Agent shall deliver the portion of the Escrow Funds specified in such award or order to the Buyer (or other Buyer Indemnified Person) or the Sellers as directed in such award or order.

(c) Sellers’ Disbursement Request. At any time while any portion of the Escrow Funds remain on deposit with the Escrow Agent hereunder, the Sellers may provide written notice to the Buyer of any Designated Liability (such notice to be substantially in the form attached as Exhibit A hereto, a “Seller Liability Notice”). Within five (5) days of delivery of the Seller Liability Notice to the Buyer, the Buyer shall make a reasonable good faith determination as to whether such liabilities constitute Designated Liabilities. In the event that the Buyer reasonably and in good faith determines such liabilities constitute Designated Liabilities, the Buyer shall execute and deliver such Seller Liability Notice as a joint written instruction to the Escrow Agent to release to the Sellers the amount of such Designated Liability or, if less, the remaining amount of the Escrow Funds (after taking into account any Demand for Payment amounts for any Claims or Pending Claims made by a Buyer Indemnified Person that, in each case, are outstanding on the date on which the Seller Liability Notice is delivered). Such joint instruction shall be executed and delivered to the Sellers (for submission to the Escrow Agent) not later than ten (10) days after delivery of the Seller Liability Notice to Buyer. In the event that Buyer reasonably and in good faith determines such liabilities do not constitute Designated Liabilities, the Buyer shall provide written notice of such determination to the Sellers (including a reasonably detailed description thereof) not later than six (6) days after delivery of the Seller Liability Notice to Buyer the Buyer shall have no further obligation to pay such amounts from the Escrow Funds.

For purposes hereof, the term “Designated Liability” means any expense or liability (other than an Assumed Liability) of one or more of the Sellers which, when taken together with all of the Sellers’ other expenses and liabilities satisfied or to be satisfied in connection with the wind down of the Sellers’ operations and businesses, the Sellers would reasonably be expected to have insufficient cash assets to satisfy.

5. Tax Treatment and Distributions.

The Escrow Agent does not have any interest in the Escrow Funds deposited hereunder but is serving as escrow holder only and having only possession thereof. The Sellers, on the one hand, and the Buyer, on the other hand, shall each pay or reimburse the Escrow Agent upon request for 50% of any transfer taxes or other taxes, if any, relating to the Escrow Funds incurred in connection herewith and shall indemnify and hold harmless the Escrow Agent for 50% of any amounts that it is obligated to pay in the way of such taxes. The Buyer and the Sellers shall timely provide the Escrow Agent with valid IRS Forms W-9 or applicable IRS Forms W-8, as appropriate. For purposes of U.S. federal and other taxes based on income, any and all income with respect to the Escrow Funds (“Escrow Income”) shall be considered owned by the Buyer until distributed pursuant to the terms hereof, and shall be reported as such for all tax reporting purposes. Not later than thirty (30) calendar days after the end of each calendar quarter, the Escrow Agent shall distribute to the Buyer, in accordance with wire instructions provided to the Escrow Agent in writing by the Buyer, an amount equal to 40% of the Escrow Income earned during such quarter, as determined for tax purposes. At the end of each calendar year, the Escrow Agent shall duly and timely prepare and file the appropriate IRS Forms 1099 and shall promptly deliver copies of such forms to Buyer. Unless as otherwise required by applicable law, no party shall take any position in connection with the preparation, filing or audit of any Tax Returns that is inconsistent with the foregoing.

6. Certain Additional Agreements.

(a) The Buyer and the Sellers will execute and deliver to the Escrow Agent such additional instructions and certificates hereunder as may be required to give effect to the provisions of this Escrow Agreement.

(b) Whenever the Escrow Agent shall be required to make a payment from the Escrow Account, the Escrow Agent shall pay such amounts by liquidating such investments in its discretion unless otherwise directed in joint written instructions signed by the Sellers and the Buyer.

7. Escrow Agent.

(a) The Escrow Agent shall have only the duties and responsibilities specified in this Escrow Agreement, and shall not have any duty to review or interpret the Purchase Agreement.

(b) If the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions from any of the undersigned with respect to the Escrow Accounts, which, in its opinion, are in conflict with any of the provisions of this Escrow Agreement, it shall be entitled to refrain from taking any action until it shall be directed otherwise in joint written instructions signed by the Buyer and the Sellers or by a final nonappealable order of a court of competent jurisdiction. The Escrow Agent shall be protected in acting upon any notice, request, waiver, consent, receipt or other document reasonably believed by the Escrow Agent to be signed by the proper party or parties.

(c) The Escrow Agent shall not be liable for any error or judgment or for any act done or step taken or omitted by it in good faith or for any mistake of fact or law, or for anything that it may do or refrain from doing in connection herewith, except its own bad faith, gross negligence or willful misconduct, and the Escrow Agent shall have no duties to anyone except those parties signing this Escrow Agreement. In no event shall the Escrow Agent be liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including lost profits) for (i) the acts or omissions of its nominees, correspondents, designees, subagents or subcustodians selected by the Escrow Agent in its reasonable judgment and in good faith with the prior consent of the Buyer and the Sellers or (ii) an amount in excess of the value of the amount deposited in the Escrow Funds, valued as of the date of deposit.

(d) The Escrow Agent may consult legal counsel in the event of any dispute or question as to the construction of this Escrow Agreement, or the Escrow Agent’s duties hereunder, and the Escrow Agent shall incur no liability and shall be fully protected with respect to any action taken or omitted in good faith in accordance with the opinion and instructions of such counsel.

(e) In the event of any disagreement between the undersigned or any of them, and/or any other person, resulting in adverse claims and demands being made in connection with or for all or any portion of the Escrow Funds, the Escrow Agent shall be entitled at its option to refuse to comply with any such claim or demand, so long as such disagreement shall continue, and in so doing the Escrow Agent shall not be or become liable for damages or interest to the undersigned or any of them or to any person named herein for its failure or refusal to comply with such conflicting or adverse demands. The Escrow Agent shall be entitled to continue to so refrain and refuse to so act until all differences with respect thereto shall have been resolved by agreement of the Buyer and the Sellers and the Escrow Agent shall have been notified thereof in joint written instructions signed by the Buyer and the Sellers. In the event of such disagreement which continues for ninety (90) days or more, the Escrow Agent in its discretion may file a suit in interpleader for the purpose of having the respective rights of the claimants adjudicated, if the Escrow Agent determines such action to be appropriate under the circumstances, and may deposit with the court all documents and property held hereunder. The Buyer and the Sellers agree to pay all reasonable out-of-pocket costs and expenses incurred by the Escrow Agent in such action, including reasonable attorney’s fees, it being understood that the parties will use reasonable efforts to cause such costs and expenses to be included and apportioned between the Buyer and the Sellers in the judgment in any such action (and absent such apportionment, the Buyer and the Sellers shall bear equal shares of such costs and expenses).

(f) The Buyer and the Sellers shall jointly and severally indemnify, defend and save harmless the Escrow Agent from all loss, liability or expense arising out of or in connection with (i) the Escrow Agent’s execution and performance of this Escrow Agreement, except to the extent that such loss, liability or expense is due to the bad faith, gross negligence or willful misconduct of the Escrow Agent, (ii) the Escrow Agent’s reliance upon and compliance with instructions or directions given by electronic transmission, except to the extent that such loss, liability or expense is due to the gross negligence or willful misconduct of the Escrow Agent, it being understood that the failure of the Escrow Agent to verify or confirm that the person giving the instructions or directions, is, in fact, an authorized person does not constitute gross negligence or willful misconduct or (iii) its following any instructions or other directions from the Buyer or the Sellers, except to the extent that its following any such instruction or direction is expressly forbidden by the terms hereof. Such indemnification shall survive termination of this Escrow Agreement until extinguished by any applicable statute of limitations.

(g) The Escrow Agent does not own or have any interest in the Escrow Accounts or the Escrow Funds but is serving as escrow holder only, having only possession thereof and agreeing to hold and distribute the Escrow Funds in accordance with the terms and conditions of this Escrow Agreement. This paragraph shall survive notwithstanding any termination of this Escrow Agreement or the resignation of the Escrow Agent.

(h) The Escrow Agent (and any successor escrow agent) may at any time resign as such by delivering the Escrow Funds to (i) any banking corporation or trust company organized under the laws of the United States or of any state, which corporation or company is jointly designated by the other parties hereto in writing as successor escrow agent and consents in writing to act as successor escrow agent or (ii) any court of competent jurisdiction; whereupon the Escrow Agent shall be discharged of and from any and all further obligations arising in connection with this Escrow Agreement. The resignation of the Escrow Agent will take effect on the earlier of (x) the appointment of a successor escrow agent by designation by the other parties to this Escrow Agreement and delivery of the Escrow Funds to such successor escrow agent (or delivery of the Escrow Funds to any court of competent jurisdiction) or (y) the day that is sixty (60) days after the date of delivery of its written notice of resignation to the other parties hereto. If at the time of effectiveness of resignation the Escrow Agent has not received a designation of a successor escrow agent, the Escrow Agent’s sole responsibility after that time shall be to safekeep the Escrow Funds until the earlier of receipt of a designation of successor escrow agent, a joint written instruction as to disposition of the Escrow Funds by the other parties hereto, or a final order of a court of competent jurisdiction mandating disposition of the Escrow Funds.

(i) The Escrow Agent hereby accepts its appointment and agrees to act as escrow agent under the terms and conditions of this Escrow Agreement and acknowledges receipt of the Escrow Funds. The Buyer and the Sellers shall pay to the Escrow Agent as payment in full for its services hereunder the Escrow Agent’s compensation set forth in Schedule I hereto. The Buyer and the Sellers further agree to reimburse the Escrow Agent for all reasonable out-of-pocket expenses, disbursements and advances incurred or made by the Escrow Agent in the performance of its duties hereunder (including reasonable fees and out-of-pocket expenses and disbursements of its counsel). The amounts required to be paid under this Section 7(i) shall be paid from the Escrow Funds.

(j) The Escrow Agent shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Escrow Agent (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, or the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility).

8. Notices. All certificates, instructions, notices, requests, demands, claims and other communications required or permitted to be delivered, given or otherwise provided under this Escrow Agreement must be in writing and must be delivered, given or otherwise provided:

(a) by hand (in which case, it will be effective upon delivery);

(b) by facsimile (in which case, it will be effective on the first business day after receipt of confirmation of good transmission);

(c) by overnight delivery by a nationally recognized courier service (in which case, it will be effective on the first business day after being deposited with such courier service); or

(d) by electronic transmission receipt confirmed (e.g., via “PDF” via email);

in each case, to the address (or facsimile number) listed below:

If to the Escrow Agent, to it at:

[            ]

If to the Sellers, to it at:

Encompass Group Affiliates, Inc.

775 Tipton Industrial Drive

Lawrenceville, GA 30046

Attention: Robert Gowens

Email: rgowens@phoenixmanagement.com

with a copy (which shall not itself constitute notice) to:

Eckert Seamans Cherin & Mellott, LLC

Two Liberty Place

50 South 16th Street, 22nd Floor

Philadelphia, PA 19102

Attention: Gary A. Miller

Facsimile: 215-851-8383

and

c/o HIG Capital

855 Boylston Street, 11th Floor

Boston, MA 02116

Attention: William J. Nolan

Facsimile: 617-425-5668

and

Bingham McCutchen LLP

399 Park Avenue

New York, NY 10022

Attention: Neil Townsend, Esq.

Fascimile: 212-702-3644

If to the Buyer, to it at:

Encompass Supply Chain Solutions, Inc.

c/o Sankaty Advisors, LLC

111 Huntington Avenue

Boston, MA 02199

Attention: Legal Department

Facsimile: 617-652-3661

with a copy (which shall not itself constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention: Alyson Allen, Esq.

Facsimile: 617-235-0345

and

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention: David A. Fine, Esq.

Facsimile: 617-235-0030

(or to such other addresses and facsimile numbers as a party may designate as to itself by notice to the other parties given pursuant to this Section 8). Notwithstanding any of the foregoing, any computation of a time period which is to begin after receipt of a notice by the Escrow Agent shall run from the date of receipt by it.

9. Termination. This Escrow Agreement shall automatically terminate upon the final distribution of the Escrow Fund in accordance with the terms hereof; provided, however, that the provisions of Sections 5, 7(f) and 7(g) shall survive such termination of this Escrow Agreement and/or the resignation or removal of the Escrow Agent.

10. Successors and Assigns. This Escrow Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties hereto, provided that this Escrow Agreement may not be assigned by any party without the prior written consent of the other parties, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, the Buyer may, without the necessity of obtaining any such consent, (a) make a collateral assignment of this Escrow Agreement to its lenders which, under certain circumstances, would permit such lenders to enforce this Escrow Agreement on behalf of the Buyer and (b) assign this Escrow Agreement to any entity which acquires substantially all of the assets of the Buyer and agrees to be bound hereto as successor to the Buyer.

11. Severability. Any term or provision of this Escrow Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, each party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law.

12. Entire Agreement. This Escrow Agreement, together with any documents, instruments and certificates explicitly referred to herein, including the Purchase Agreement, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, with respect thereto.

13. Amendments. This Escrow Agreement may not be amended or modified at any time except in such manner as may be agreed upon by a written instrument executed by each of the Buyer, the Sellers and the Escrow Agent.

14. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Escrow Agreement, or the waiver by any party of any breach of this Escrow Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

15. Headings. The headings contained in this Escrow Agreement are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

16. Governing Law. This Escrow Agreement, the rights of the parties and all actions arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

17. Consent to Jurisdiction; Venue. Each of the parties hereby (a) irrevocably submits to the exclusive jurisdiction of the state courts of the State of New York or the United States District Court located in the Southern District of the State of New York for the purpose of any claim or action between the parties arising in whole or in part under or in connection with this Escrow Agreement, (b) waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any court other than one of the above-named courts, or that this Escrow Agreement or the subject matter hereof may not be enforced in or by such court and (c) agrees not to commence any such action other than before one of the above-named courts. Notwithstanding the previous sentence, a party may commence any action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts. Each party agrees that for any claim or action between the parties arising in whole or in part under or in connection with this Escrow Agreement, such party will bring actions only in the Borough of Manhattan. Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction. Each party hereby (x) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Escrow Agreement, (y) waives personal service of process and agrees that service of process made in accordance with clause (x) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 8 and such service shall be deemed completed ten (10) calendar days after the same is so mailed, will constitute good and valid service of process in any such action and (z) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (x) or (y) does not constitute good and valid service of process.

18. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS ESCROW AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING

WHATSOEVER BETWEEN THEM RELATING TO THIS ESCROW AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS AND THAT ANY SUCH PROCEEDING WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

19. Counterparts. This Escrow Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Escrow Agreement will become effective when duly executed by each party hereto.

[The remainder of this page is intentionally left blank. Signatures follow.]

IN WITNESS WHEREOF, the undersigned have executed this Escrow Agreement as of the date first written above.

ESCROW AGENT:	[ESCROW AGENT]

By:
Name:
Title:

BUYER:	ENCOMPASS SUPPLY CHAIN SOLUTIONS, INC.

By:
Name:
Title:

SELLERS:	ENCOMPASS GROUP AFFILIATES, INC.

By:
Name:
Title:

ENCOMPASS PARTS DISTRIBUTION, INC.

By:
Name:
Title:

CYBER-TEST, INC.

By:
Name:
Title:

VANCE BALDWIN, INC.

By:
Name:
Title:

TRITRONICS, INC.

By:
Name:
Title:

ENCOMPASS SERVICE SOLUTIONS, INC.

By:
Name:
Title:

Schedule I

Compensation of the Escrow Agent

See attached.

Exhibit A

Seller Liability Notice

[Date]

To Whom it May Concern:

Pursuant to Section 4(c) of the Escrow Agreement dated as of [    ], 2011 as now in effect (the “Escrow Agreement”), by and among Encompass Supply Chain Solutions, Inc. (“Buyer”), Encompass Group Affiliates, Inc., Encompass Parts Distribution, Inc., Cyber-Test, Inc., Vance Baldwin, Inc., Tritronics, Inc., and Encompass Service Solutions, Inc. (together, the “Sellers”), and [the escrow agent], as escrow agent (the “Escrow Agent”), the Sellers request that a payment in the amount of [            ] be made on [            ], from the Escrow Funds (as defined in the Escrow Agreement) (the “Seller Liability Notice”).

The purpose(s) of this Seller Liability Notice is to notify the Buyer of the following Designated Liabilities:

[1. Describe Designated Liabilities;] and

[2. Detail amount of Designated Liabilities, including the extent to which remaining cash assets are insufficient.]

In connection with this Seller Liability Notice, the Sellers agree that no distributions or payments made to any affiliates of any Seller have been made since [DATE].

The Sellers and the Buyer hereby instruct the Escrow Agent to remit the amounts requested under this Seller Liability Notice by wire transfer as follows:

[Insert Wire Instructions]

Sincerely,

Name:
As representative for the Sellers

Acknowledged and Agreed:

Encompass Supply Chain Solutions, Inc.

EXHIBIT D

Non-Competition Agreement

Non-Competition Agreement

This Non-Competition Agreement (this “Agreement”) is dated as of [    ], 2011, by and among Encompass Supply Chain Solutions, Inc., a Delaware corporation (“Newco”) and H.I.G. Capital, L.L.C. (“HIG”).

WHEREAS, Sancompass, Inc., Newco, Encompass Group Affiliates, Inc., a Florida corporation (“Encompass”), and Encompass’ direct and indirect subsidiaries (Encompass, together with its direct and indirect subsidiaries, the “Sellers”) are parties to an Asset Purchase Agreement, dated as of May 13, 2011 (the “Asset Purchase Agreement”);

WHEREAS, pursuant to the Asset Purchase Agreement, Newco will purchase substantially all of the assets of, and assume certain of the liabilities of, the Sellers in exchange for consideration described therein (the “Transaction”);

WHEREAS, and as a condition to the closing of the transactions contemplated by the Asset Purchase Agreement, Section 6.16 of the Asset Purchase Agreement requires that HIG enter into a non-competition agreement with Newco in form and substance satisfactory to Newco;

WHEREAS, as an inducement to Newco to enter into and to consummate the Transactions, and in order to preserve the value of the goodwill of the Encompass business, HIG has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, Newco and HIG hereby agree as follows:

1. Subject to the last sentence of this paragraph 1., until the earlier of (a) of the fourth (4th) anniversary of the date hereof in the case of the Class A Competitor Companies (as defined below), and the one (1) year anniversary of the date hereof in the case of the Class B Competitor Companies (as defined below), and (b) in each case, the first date on which funds managed or advised by Sankaty Advisors, LLC ceases to be the majority shareholder in Newco, neither HIG nor any investment fund that is currently or in the future managed by HIG or any of its affiliated entities (collectively, the “HIG Parties”), shall, directly or indirectly, acquire or own any equity securities of, or securities convertible or exchangeable for equity securities of, or any debt securities or other evidences of indebtedness of any of the Competitor Companies. The “Class A Competitor Companies” shall consist of: (i) Andrews Electronics, (ii) Herman Electronics, Inc. and (iii) Union Electronic Distributors. The “Class B Competitor Companies” shall consist of: (A) Marcone, (B) Parts Now!, LLC., (C) 1st Source Parts, and (D) Depot

International (together with the Class A Competitor Companies, the “Competitor Companies”). Anything in this paragraph 1 to the contrary notwithstanding, (y) any HIG Party may own less than 5% of the common equity of any Competitor Company that is or becomes publicly traded and (z) Bayside Capital, Inc. or any investment funds managed by it, may make investments in, own or acquire non-convertible debt securities, debt instruments and/or other evidences of indebtedness (each, a “Debt Interest”) of any of the Competitor Companies other than with respect to Andrews Electronics with respect to which all of the restrictions of paragraph 1 shall apply without regard to subsections (y) and (z); provided, however, that in no event may Bayside Capital, Inc. invest in, own or acquire a Debt Interest to the extent that such Debt Interest would directly or indirectly, by virtue of their acquisition of a Debt Interest , enable Bayside Capital to vote or direct the voting of any equity interest in a Competitor Company.

2. HIG agrees that a monetary remedy for a breach of the agreement set forth in Section 1 hereof may be inadequate and impracticable and further agrees that such a breach would cause Newco irreparable harm, and that Newco shall be entitled to permanent injunctive relief without the necessity of proving actual damages. In the event of such a breach, HIG agrees that Newco may be entitled to such injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions as a court of competent jurisdiction shall determine.

3. If any provision of this Agreement is invalid in part, it shall be curtailed, including with respect to time limitations, to the minimum extent required for its validity and shall be binding and enforceable with respect to HIG as so curtailed.

This Agreement shall be construed and interpreted, and the rights of the parties shall be determined, in accordance with the substantive laws of the State of New York, without giving effect to any provision thereof that would require the application of the substantive laws of any other jurisdiction.

H.I.G. Capital, L.L.C.

By:
Name:
Title:

Acknowledged and Agreed:

ENCOMPASS SUPPLY CHAIN SOLUTIONS, INC.

By:
Name:
Title:

EXHIBIT E

Seller Note Exchange Agreements

SELLER NOTE EXCHANGE AGREEMENT

This agreement regarding the Baldwin Promissory Note (as defined below), dated as of [    ], 2011 (this “Agreement”), is by and between Encompass Group Affiliates, Inc. (“Encompass”) and Fred V. Baldwin (the “Note Holder”).

RECITALS

WHEREAS, Encompass issued a certain subordinated promissory note in favor of the Note Holder in the initial principal amount of one million dollars ($1,000,000), dated as of August 17, 2007 (the “Baldwin Promissory Note”);

WHEREAS, as of the date hereof, the amounts owed under the Baldwin Promissory Note is currently $[1,017,260.30], which includes accrued and unpaid interest since January 31, 2011;

WHEREAS, a certain Asset Purchase Agreement, dated as of May 13, 2011 (the “Asset Purchase Agreement”) was entered into by and between Sancompass, Inc. (the “Parent”) and Encompass Supply Chain Solutions, Inc. (the “Buyer”) and Encompass, Encompass Parts Distribution, Inc. (“Encompass Parts”), Cyber-Test, Inc. (“Cyber-Test”), Vance Baldwin, Inc. (“Vance Baldwin”), Tritronics, Inc. (“Tritronics”) and Encompass Service Solutions, Inc. (“Encompass Service Solutions” and with Encompass, Encompass Parts, Cyber-Test, Vance Baldwin, Tritronics and Encompass Service Solutions, collectively, the “Sellers”); and

WHEREAS, in connection with Asset Purchase Agreement and the transactions contemplated thereby, it is contemplated that Encompass will transfer certain equity (as described below) of the Parent that it receives as consideration for the sale of assets under the Asset Purchase Agreement in exchange and in full satisfaction of the Baldwin Promissory Note.

AGREEMENT

NOW THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Note Holder and Encompass hereby agree as follows:

1.	Seller Note Exchange.

a.	Contingent upon and immediately following the closing of the transactions contemplated by the Asset Purchase Agreement and the transfer by Encompass to the Note Holders of the Baldwin Equity (as defined below), the Note Holder shall transfer the Baldwin Promissory Note to Encompass, including all claims to accrued and unpaid interest associated therewith. Such exchange shall be in full satisfaction of the Baldwin Promissory Note (including all claims on accrued and unpaid interest).

b.	The Note Holder shall be obligated to exchange the Baldwin Promissory Note in exchange for non-participating preferred equity of the Parent having the economic terms and liquidation preferences as set forth in Exhibit A (the “Baldwin Equity”).

2.	Miscellaneous.

a.	This Agreement may be executed in any number of counterparts, including facsimile or electronic copies thereof, each of which will be deemed an original, but together will constitute one in the same instrument.

b.	This Agreement shall become effective only upon the occurrence of (i) this Agreement being duly executed by each party hereto and (ii) the Asset Purchase Agreement being duly executed by each party thereto.

[Signatures on Following Page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by the respective duly authorized officers of the undersigned and by the undersigned as of the date first written above.

ENCOMPASS GROUP AFFILIATES, INC.

Name:
Title:

BALDWIN PROMISSORY NOTE HOLDER

Name: Fred V. Baldwin
Title:

Exhibit A

Summary of Equity Waterfall

Introductory Notes:

Set forth below is the proposed allocation of net proceeds to equity upon a liquidity event. Note that:

1. Any indebtedness of the Buyer and its subsidiaries (including the approximately $10mm in current amount of Senior Notes and any refinancings of the same) will have priority over equity, and will be paid off in connection with a liquidity event (or, if not paid, taken into account in the establishment of the net proceeds payable to equity). As such, the payment of the Senior Notes is not reflected in the equity waterfall described below.

2. In order to incentivize management appropriately going forward, it will be important to provide management incentive arrangements that align the interests of management and shareholders. Accordingly, the economic participation of the management in equity or equity-related compensation is currently envisioned to be as set forth below. However, the arrangements will be finalized following discussions with management and will be documented as determined by the Buyer following discussions with management and legal counsel regarding structure. For example, management may receive deferred compensation arrangements, rather than actual options or restricted stock to the extent that such an arrangement is determined by the Buyer to be a preferable structure. For purposes of this Summary of Equity Waterfall, the management incentive arrangements are included as part of the equity waterfall, recognizing that such arrangements may be documented differently. Parent fully reserves the right to alter the Management Incentives in any manner, including in a manner inconsistent with this Summary of Equity Waterfall, and fully reserves the rights to provide modified or additional incentive arrangements for members of management following the Closing.

3. While the equity is currently envisioned to be issued by a corporation, Parent reserves the right to restructure the equity interests to be issued by a limited liability company with substantially the same economic characteristics as those set forth. In addition, while the Seller Equity, the Tritronics Equity and the Baldwin Equity are all contemplated to be non voting, Parent reserves the right to provide that such equity shall be voting equity and, in such event, Parent further reserves the right to provide in the Stockholders Agreement that such equity shall be required to vote as directed by Sankaty on any or all matters on which such equity is entitled to vote.

4. The waterfall deals with the allocation of net proceeds among the equity to be issued and outstanding as of the Closing, including the Management Incentives. It does not address the preferences or amounts to which holders of subsequently issued equity or incentive arrangements may be entitled; provided that with respect to any management incentive arrangements other than the Management Incentives, Parent agrees that (i) the Management Incentives shall be fully awarded prior to any awards being made that dilute the percentage of common participation to which holders of Seller Equity are entitled under paragraph 5 below; and (ii) only an additional 10% of fully diluted common equity participation rights (or management incentives that have the same economics as common equity) may dilute the participation rights of the Seller Equity described in paragraph 5, it being understood that nothing in this proviso is intended to limit that Parent’s ability to issue non participating preferred equity or the preference rights of participating preferred or incentives with a similar economic effect. In addition, Parent reserves the right to structure the Management Incentives in its discretion, subject to maintaining the percentage of Available Proceeds allocated to the Seller Equity in paragraph 5 below.

Defined Terms:

“Sankaty Equity” is the voting participating preferred and voting common equity of Parent to be held by Sankaty and RGIP as of the Closing Date. The Sankaty Equity will have a liquidation preference equal to 120% of its Adjusted Issue Price (the “Sankaty Preference Amount”); provided, that the Sankaty Preference Amount shall be reduced by $1 million solely if and to the extent that there are Available Proceeds (defined below) sufficient to generate distributions pursuant to paragraph 5 below after giving effect to such reduction. The initial issue price of the Sankaty Equity will equal the sum of (x) the principal and interest owing under the Subordinated Notes immediately prior to the Closing (anticipated to be approximately $28 million) plus (y) the amount of Sankaty’s initial capital contribution to Parent (anticipated to be approximately $3 million), which issue price will increase at the rate of 8% per annum, compounded quarterly (the “Adjusted Issue Price”). The Sankaty Equity will be subject to dilution for the Management Incentives as set forth below.

“Tritronics Equity” is the non participating preferred equity to be issued to Tritronics in full satisfaction of the subordinated promissory note issued in favor of Tritronics in the initial principal amount of $1 million by Encompass, issued on August 1, 2008 (the “Tritronics Note”). The Tritronics Equity will have an initial liquidation preference equal to the accrued and unpaid principal and interest under the Tritronics Note as of the Closing, which liquidation preference will increase at the rate of 3% per annum, compounded quarterly (the “Tritronics Preference Amount” and, together with the Sankaty Preference Amount, the “Senior Preference Amount”). The Tritronics Preference Amount will rank pari passu with the Sankaty Preference Amount.

“Baldwin Equity” is the non participating preferred equity to be issued to the former majority stockholder of Vance Baldwin in full satisfaction of the subordinated promissory note issued in favor of such stockholder in the initial principal amount of $1 million by Encompass, issued on August 17, 2007 (the “Baldwin Note”). The Baldwin Equity will have an initial liquidation preference equal to the accrued and unpaid principal and interest under the Baldwin Note as of the Closing, which liquidation preference will increase at the rate of 10% per annum, compounded quarterly (the “Junior Preference Amount”). The Junior Preference Amount will rank junior in priority to the Senior Preference Amount.

“Management Incentives” is the management incentive arrangements to be established by Parent at or immediately following the Closing. Pursuant to these arrangements, it is contemplated that, subject to terms and conditions to be determined, management will have the opportunity to participate pari passu with the Senior Preference Amount as set forth below, and will further have the benefit of participation as set forth below.

“Seller Equity” is the non voting common equity of Parent to be issued to the Sellers as a portion of the Purchase Price. The Seller Equity will not be subject to dilution on account of any distributions in respect of the Management Incentives and will entitle its holders to 15% of the distributions made pursuant to paragraph 5 below.

Waterfall:

Upon a liquidity event, net proceeds available for distribution to equity of Parent issued as of the Closing and to the Management Incentives (the “Available Proceeds”) will be distributed as follows:

1. First, the initial $8 million of Available Proceeds will be distributed to the Sankaty Equity and the Tritronics Equity, pro rata relative to their respective remaining unpaid portions of the Senior Preference Amount.

2. Second, following completion of the distributions in paragraph 1, the next $15 million of Available Proceeds will be distributed: (i) 10% to the Management Incentives1; and (ii) 90% to the Sankaty Equity and the Tritronics Equity, pro rata relative to their respective remaining unpaid portions of the Senior Preference Amount.

3. Third, following completion of the distributions in paragraphs 1 and 2, any remaining Available Proceeds until the Senior Preference Amount has been paid in full will be distributed: (i) 15% to the Management Incentives2; and (ii) 85% to the Sankaty Equity and the Tritronics Equity, pro rata relative to their respective remaining unpaid portions of the Senior Preference Amount.

4. Fourth, following completion of the distributions in paragraphs 1, 2 and 3, any remaining Available Proceeds will be distributed to the Baldwin Equity until the Junior Preference Amount is paid in full.

5. Finally, following completion of the distributions in paragraphs 1 through 4, any remaining Available Proceeds will be distributed: (i) 15% to the Management Incentives3; (ii) 15% to the Seller Equity and (iii) 70% to the Sankaty Equity.

[1]

To the extent that the Management Incentives are not fully vested or have not been fully awarded as of a Liquidity Event, this percentage may be reduced, in which event the percentage allocated to the Senior Preference Amount in this step would increase proportionately.

[2]

To the extent that the Management Incentives are not fully vested or have not been fully awarded as of a Liquidity Event, this percentage may be reduced, in which event the percentage allocated to the Senior Preference Amount in this step would increase proportionately.

[3]

To the extent that the Management Incentives are not fully vested or have not been fully awarded as of a Liquidity Event, this percentage may be reduced, in which event the percentage allocated to the Sankaty Equity (not the Seller Equity) would increase proportionately.

SELLER NOTE EXCHANGE AGREEMENT

This agreement regarding the Tritronics Promissory Note (as defined below), dated as of [    ], 2011 (this “Agreement”), is by and between Encompass Group Affiliates, Inc. (“Encompass”) and Tritronics, LLC (the “Note Holder”).

RECITALS

WHEREAS, Encompass issued a certain subordinated promissory note in favor of the Note Holder in the initial principal amount of one million dollars ($1,000,000), dated as of August 1, 2008 (the “Tritronics Promissory Note”);

WHEREAS, as of the date hereof, the amounts owed under the Tritronics Promissory Note is currently $[1,017,260.30], which includes accrued and unpaid interest since January 31, 2011;

WHEREAS, a certain Asset Purchase Agreement, dated as of May 13, 2011 (the “Asset Purchase Agreement”) was entered into by and between Sancompass, Inc. (the “Parent”) and Encompass Supply Chain Solutions, Inc. (the “Buyer”) and Encompass, Encompass Parts Distribution, Inc. (“Encompass Parts”), Cyber-Test, Inc. (“Cyber-Test”), Vance Baldwin, Inc. (“Vance Baldwin”), Tritronics, Inc. (“Tritronics”) and Encompass Service Solutions, Inc. (“Encompass Service Solutions” and with Encompass, Encompass Parts, Cyber-Test, Vance Baldwin, Tritronics and Encompass Service Solutions, collectively, the “Sellers”); and

WHEREAS, in connection with Asset Purchase Agreement and the transactions contemplated thereby, it is contemplated that Encompass will transfer certain equity (as described below) of the Parent that it receives as consideration for the sale of assets under the Asset Purchase Agreement in exchange and in full satisfaction of the Tritronics Promissory Note.

AGREEMENT

NOW THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Note Holder and Encompass hereby agree as follows:

3.	Seller Note Exchange.

a.	Contingent upon and immediately following the closing of the transactions contemplated by the Asset Purchase Agreement and the transfer by Encompass to the Note Holder of the Tritronics Equity (as defined below), the Note Holder shall transfer the Tritronics Promissory Note to Encompass, including all claims to accrued and unpaid interest associated therewith. Such exchange shall be in full satisfaction of the Tritronics Promissory Note (including all claims on account of accrued and unpaid interest).

b.	The Note Holder shall be obligated to exchange the Tritronics Promissory Note in exchange for authorized and duly issued shares of non-participating preferred equity of the Parent having the economic terms and liquidation preferences as set forth in Exhibit A (the “Tritronics Equity”), provided, however, the Note Holder shall not be obligated to exchange the Tritronics Promissory Note if the final charter document of the Parent (taken together with the Management Incentives defined in Exhibit A) provides for terms of the Tritronics Equity that are inconsistent with the economic terms and liquidation preferences set forth in Exhibit A, including the “Waterfall” provisions set forth therein.

4.	Miscellaneous.

a.	This Agreement may be executed in any number of counterparts, including facsimile or electronic copies thereof, each of which will be deemed an original, but together will constitute one in the same instrument.

b.	This Agreement shall become effective only upon the occurrence of (i) this Agreement being duly executed by each party hereto and (ii) the Asset Purchase Agreement being duly executed by each party thereto.

[Signatures on Following Page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by the respective duly authorized officers of the undersigned and by the undersigned as of the date first written above.

ENCOMPASS GROUP AFFILIATES, INC.

Name:
Title:

TRITRONICS, LLC

Name:
Title:

Exhibit A

Summary of Equity Waterfall

Introductory Notes:

Set forth below is the proposed allocation of net proceeds to equity upon a liquidity event. Note that:

1. Any indebtedness of the Buyer and its subsidiaries (including the approximately $10mm in current amount of Senior Notes and any refinancings of the same) will have priority over equity, and will be paid off in connection with a liquidity event (or, if not paid, taken into account in the establishment of the net proceeds payable to equity). As such, the payment of the Senior Notes is not reflected in the equity waterfall described below.

2. In order to incentivize management appropriately going forward, it will be important to provide management incentive arrangements that align the interests of management and shareholders. Accordingly, the economic participation of the management in equity or equity-related compensation is currently envisioned to be as set forth below. However, the arrangements will be finalized following discussions with management and will be documented as determined by the Buyer following discussions with management and legal counsel regarding structure. For example, management may receive deferred compensation arrangements, rather than actual options or restricted stock to the extent that such an arrangement is determined by the Buyer to be a preferable structure. For purposes of this Summary of Equity Waterfall, the management incentive arrangements are included as part of the equity waterfall, recognizing that such arrangements may be documented differently. Parent fully reserves the right to alter the Management Incentives in any manner, including in a manner inconsistent with this Summary of Equity Waterfall, and fully reserves the rights to provide modified or additional incentive arrangements for members of management following the Closing.

3. While the equity is currently envisioned to be issued by a corporation, Parent reserves the right to restructure the equity interests to be issued by a limited liability company with substantially the same economic characteristics as those set forth. In addition, while the Seller Equity, the Tritronics Equity and the Baldwin Equity are all contemplated to be non voting, Parent reserves the right to provide that such equity shall be voting equity and, in such event, Parent further reserves the right to provide in the Stockholders Agreement that such equity shall be required to vote as directed by Sankaty on any or all matters on which such equity is entitled to vote.

4. The waterfall deals with the allocation of net proceeds among the equity to be issued and outstanding as of the Closing, including the Management Incentives. It does not address the preferences or amounts to which holders of subsequently issued equity or incentive arrangements may be entitled; provided that with respect to any management incentive arrangements other than the Management Incentives, Parent agrees that (i) the Management Incentives shall be fully awarded prior to any awards being made that dilute the percentage of common participation to which holders of Seller Equity are entitled under paragraph 5 below; and (ii) only an additional 10% of fully diluted common equity participation rights (or management incentives that have the same economics as common equity) may dilute the participation rights of the Seller Equity described in paragraph 5, it being understood that nothing in this proviso is intended to limit that Parent’s ability to issue non participating preferred equity or the preference rights of participating preferred or incentives with a similar economic effect. In addition, Parent reserves the right to structure the Management Incentives in its discretion, subject to maintaining the percentage of Available Proceeds allocated to the Seller Equity in paragraph 5 below.

Defined Terms:

“Sankaty Equity” is the voting participating preferred and voting common equity of Parent to be held by Sankaty and RGIP as of the Closing Date. The Sankaty Equity will have a liquidation preference equal to 120% of its Adjusted Issue Price (the “Sankaty Preference Amount”); provided, that the Sankaty Preference Amount shall be reduced by $1 million solely if and to the extent that there are Available Proceeds (defined below) sufficient to generate distributions pursuant to paragraph 5 below after giving effect to such reduction. The initial issue price of the Sankaty Equity will equal the sum of (x) the principal and interest owing under the Subordinated Notes immediately prior to the Closing (anticipated to be approximately $28 million) plus (y) the amount of Sankaty’s initial capital contribution to Parent (anticipated to be approximately $3 million), which issue price will increase at the rate of 8% per annum, compounded quarterly (the “Adjusted Issue Price”). The Sankaty Equity will be subject to dilution for the Management Incentives as set forth below.

“Tritronics Equity” is the non participating preferred equity to be issued to Tritronics in full satisfaction of the subordinated promissory note issued in favor of Tritronics in the initial principal amount of $1 million by Encompass, issued on August 1, 2008 (the “Tritronics Note”). The Tritronics Equity will have an initial liquidation preference equal to the accrued and unpaid principal and interest under the Tritronics Note as of the Closing, which liquidation preference will increase at the rate of 3% per annum, compounded quarterly (the “Tritronics Preference Amount” and, together with the Sankaty Preference Amount, the “Senior Preference Amount”). The Tritronics Preference Amount will rank pari passu with the Sankaty Preference Amount.

“Baldwin Equity” is the non participating preferred equity to be issued to the former majority stockholder of Vance Baldwin in full satisfaction of the subordinated promissory note issued in favor of such stockholder in the initial principal amount of $1 million by Encompass, issued on August 17, 2007 (the “Baldwin Note”). The Baldwin Equity will have an initial liquidation preference equal to the accrued and unpaid principal and interest under the Baldwin Note as of the Closing, which liquidation preference will increase at the rate of 10% per annum, compounded quarterly (the “Junior Preference Amount”). The Junior Preference Amount will rank junior in priority to the Senior Preference Amount.

“Management Incentives” is the management incentive arrangements to be established by Parent at or immediately following the Closing. Pursuant to these arrangements, it is contemplated that, subject to terms and conditions to be determined, management will have the opportunity to participate pari passu with the Senior Preference Amount as set forth below, and will further have the benefit of participation as set forth below.

“Seller Equity” is the non voting common equity of Parent to be issued to the Sellers as a portion of the Purchase Price. The Seller Equity will not be subject to dilution on account of any distributions in respect of the Management Incentives and will entitle its holders to 15% of the distributions made pursuant to paragraph 5 below.

Waterfall:

Upon a liquidity event, net proceeds available for distribution to equity of Parent issued as of the Closing and to the Management Incentives (the “Available Proceeds”) will be distributed as follows:

1. First, the initial $8 million of Available Proceeds will be distributed to the Sankaty Equity and the Tritronics Equity, pro rata relative to their respective remaining unpaid portions of the Senior Preference Amount.

2. Second, following completion of the distributions in paragraph 1, the next $15 million of Available Proceeds will be distributed: (i) 10% to the Management Incentives4; and (ii) 90% to the Sankaty Equity and the Tritronics Equity, pro rata relative to their respective remaining unpaid portions of the Senior Preference Amount.

3. Third, following completion of the distributions in paragraphs 1 and 2, any remaining Available Proceeds until the Senior Preference Amount has been paid in full will be distributed: (i) 15% to the Management Incentives5; and (ii) 85% to the Sankaty Equity and the Tritronics Equity, pro rata relative to their respective remaining unpaid portions of the Senior Preference Amount.

4. Fourth, following completion of the distributions in paragraphs 1, 2 and 3, any remaining Available Proceeds will be distributed to the Baldwin Equity until the Junior Preference Amount is paid in full.

5. Finally, following completion of the distributions in paragraphs 1 through 4, any remaining Available Proceeds will be distributed: (i) 15% to the Management Incentives6; (ii) 15% to the Seller Equity and (iii) 70% to the Sankaty Equity.

[4]

To the extent that the Management Incentives are not fully vested or have not been fully awarded as of a Liquidity Event, this percentage may be reduced, in which event the percentage allocated to the Senior Preference Amount in this step would increase proportionately.

[5]

To the extent that the Management Incentives are not fully vested or have not been fully awarded as of a Liquidity Event, this percentage may be reduced, in which event the percentage allocated to the Senior Preference Amount in this step would increase proportionately.

[6]

To the extent that the Management Incentives are not fully vested or have not been fully awarded as of a Liquidity Event, this percentage may be reduced, in which event the percentage allocated to the Sankaty Equity (not the Seller Equity) would increase proportionately.

VOTING AGREEMENT

This VOTING AGREEMENT is dated as of May 13, 2011 (this “Agreement”), by and among ACT-DE LLC (the “Shareholder”) and Encompass Supply Chain Solutions, Inc. (“Newco”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Agreement, Sancompass, Inc., a Delaware corporation (the “Parent”) and Newco and Encompass Group Affiliates, Inc., a Florida corporation (“Encompass”), Encompass Parts Distribution, Inc., a Delaware corporation and a wholly-owned subsidiary of Encompass (“Encompass Parts”), Cyber-Test, Inc., a Delaware corporation (“Cyber-Test”), Vance Baldwin, Inc., a Florida corporation (“Vance Baldwin”), Tritronics, Inc., a Maryland corporation (“Tritronics”) and Encompass Service Solutions, Inc., a Delaware Corporation (“Encompass Service Solutions” and with Encompass, Encompass Parts, Cyber-Test, Vance Baldwin, Tritronics and Encompass Service Solutions, each a “Seller” and collectively, the “Sellers”) entered into an Asset Purchase Agreement, dated as of the date hereof (the “Asset Purchase Agreement”);

WHEREAS, pursuant to the Asset Purchase Agreement, Newco will acquire substantially all of the assets of the Sellers and assume certain of the liabilities of the Sellers (the “Purchase Transaction”);

WHEREAS, as of the date hereof, the Shareholder is the record and beneficial owner, a majority shares of Common Stock (as hereinafter defined);

WHEREAS, as a condition and inducement to Newco entering into the Asset Purchase Agreement, Newco has required that the Shareholder agree, and the Shareholder has agreed, to enter into this Agreement and abide by the covenants and obligations with respect to the Covered Shares (as hereinafter defined) set forth herein.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

Article I. GENERAL

Section 1.01 Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Asset Purchase Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person.

“Beneficial Ownership” by a Person of any securities means ownership, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, where such Person has or shares with another Person (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms “Beneficially Own” and “Beneficially Owned” shall have a correlative meaning.

“Common Stock” means the common stock of Encompass, as determined on an as-converted basis.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Covered Shares” means, with respect to the Shareholder, the Shareholder’s Existing Shares, together with any shares of Common Stock or other voting equity interest of Encompass and any securities convertible into or exercisable or exchangeable for shares of Common Stock or other voting equity interest of Encompass, in each case that the Shareholder has or acquires Beneficial Ownership of on or after the date hereof.

“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement).

“Existing Shares” means, with respect to the Shareholder, the shares of equity Beneficially Owned and (except as may be set forth on Schedule 1 hereto), owned of record by the Shareholder, as set forth opposite the Shareholder’s name on Schedule 1 hereto.

“Permitted Transfer” means a Transfer by the Shareholder that is permitted by Section 2.1 of the Stockholder Agreement and in which the transferee has agreed to be bound by the terms and provisions of this Agreement.

“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity, or any group comprised of two or more of the foregoing.

“Representatives” means the officers, directors, employees, agents, advisors and Affiliates of a Person.

“Stockholder Agreement” means that certain Stockholder Agreement, dated August 17, 2007, as amended, among Encompass and the holder of its Series C Preferred Stock.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, (i) of which such Person or any other Subsidiary of such Person is a general partner or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

Article II. VOTING

Section 2.01 Agreement to Vote.

The Shareholder hereby irrevocably and unconditionally agrees that during the term of this Agreement, at any meeting of the shareholders of Encompass, however called, including any adjournment or postponement thereof, held for the purpose of submitting the Purchase Transaction to the shareholders for approval, and in connection with any written consent of the shareholders of Encompass solicited for the purpose of obtaining shareholder approval for the Purchase Transaction, the Shareholder shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto:

(i)	appear at each such meeting or otherwise cause the Covered Shares to be counted as present thereat for purposes of calculating a quorum; and

(ii)	vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the Covered Shares (1) in favor of the adoption of the Purchase Transaction; and (2) subject to the last sentence of this Section 2.01, against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Sellers contained in the Asset Purchase Agreement, or of the Shareholder contained in this Agreement. The obligations of the Shareholder specified in this Section 2.01 shall apply whether or not the Purchase or any action described above is recommended by the Board of Directors of Encompass (or any committee thereof).

Notwithstanding anything to the contrary in this Agreement, if the board of directors of Encompass has accepted an Acquisition Proposal described in Section 9.1(d) of the Asset Purchase Agreement (a) the Shareholder shall not be restricted or prohibited from voting in favor of, consenting to or approving such Acquisition Proposal and (b) the Shareholder shall not be required to vote in favor of, consent to or approve the Purchase Transaction.

Section 2.02 No Inconsistent Agreements. The Shareholder hereby covenants and agrees that, except for this Agreement, the Shareholder (i) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Covered Shares (other than the Stockholder Agreement), (i) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy (except pursuant to Section 2.03 hereof), consent or power of attorney with respect to the Covered Shares (other than as set forth in the Stockholder Agreement) and (iii) has not taken and shall not knowingly take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing any of its obligations under this Agreement.

Section 2.03 Proxy. The Shareholder hereby irrevocably appoints as his proxy and attorney-in-fact, Michael Ewald and Ranesh Ramanathan, in their respective capacities as officers of Newco, and any individual who shall hereafter succeed to any such officer of Newco, and any other Person designated in writing by Newco (collectively, the “Grantees”), each of them individually, with full power of substitution, to vote or execute written consents with respect to the Covered Shares in accordance with Section 2.01 hereof and, in the discretion of the Grantees, with respect to any proposed postponements or adjournments of any annual or special meetings of the shareholders of Encompass at which any of the matters described in Section 2.01 was to be considered. This proxy is coupled with an interest and shall be irrevocable, and the Shareholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by the Shareholder with respect to the Covered Shares. Newco may terminate this proxy with respect to the Shareholder at any time at its sole election by written notice provided to the Shareholder. Notwithstanding anything to the contrary in this Agreement, the proxy granted by this Section 2.03 shall terminate and be of no further force and effect upon the termination of this Agreement or upon an acceptance by the board of directors of Encompass of an Acquisition Proposal described in Section 9.1(d) of the Asset Purchase Agreement.

Article III. REPRESENTATIONS AND WARRANTIES

Section 3.01 Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Newco as follows:

(a)	Authorization; Validity of Agreement; Necessary Action. The Shareholder has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Shareholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b)	Ownership. The Shareholder’s Existing Shares are, and all of the Covered Shares owned by the Shareholder from the date hereof through and on the Closing Date will be, beneficially owned and owned of record by the Shareholder except to the extent such Covered Shares are Transferred after the date hereof pursuant to a Permitted Transfer. The Shareholder has good and marketable title to the Shareholder’s Existing Shares, free and clear of any Encumbrances other than those imposed by applicable securities laws. As of the date hereof, the Shareholder’s Existing Shares constitute all of the shares of equity interest in Encompass or owned of record by the Shareholder. The Shareholder has and will have at all times through the Closing Date sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article II hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shareholder’s Existing Shares and with respect to all of the Covered Shares owned by the Shareholder at all times through the Closing Date.

(c)	No Violation. The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of its obligations under this Agreement will not, (i) conflict with or violate any Law, ordinance or regulation of any Governmental Entity applicable to the Shareholder or by which any of its assets or properties is bound or (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on the properties or assets of the Shareholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of his assets or properties is bound, except for any of the foregoing as could not reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(d)	Consents and Approvals. The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require the Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity.

(e)	Absence of Litigation. There is no Action pending or, to the knowledge of the Shareholder, threatened against or affecting the Shareholder or any of its Affiliates before or by any Governmental Entity that could reasonably be expected to materially impair the ability of the Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(f)	Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Newco, the Parent, or the Sellers in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Shareholder.

(g)	Reliance by Newco and the Parent. The Shareholder understands and acknowledges that Newco and the Parent are entering into the Asset Purchase Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement and the representations and warranties of Shareholder contained herein. The Shareholder understands and acknowledges that the Asset Purchase Agreement governs the terms of the Purchase and the other transactions contemplated thereby.

Article IV. OTHER COVENANTS

Section 4.01 Prohibition on Transfers, Other Actions. The Shareholder hereby agrees not to (i) Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest therein unless such Transfer is a Permitted Transfer; (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, the Shareholder’s representations, warranties, covenants and obligations under this Agreement or (iii) take any action that could restrict or otherwise affect the Shareholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void.

Section 4.02 Stock Dividends, etc. In the event of a stock split, stock dividend or distribution, or any change in the Common Stock or other equity by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.03 Notice of Acquisitions, Proposals Regarding Permitted Transfers. The Shareholder hereby agrees to notify Newco as promptly as practicable (and in any event within 48 hours) in writing of (i) the number of any additional shares of Common Stock or other securities of Encompass of which the Shareholder acquires Beneficial Ownership on or after the date hereof and (ii) any Permitted Transfers of the Covered Shares, Beneficial Ownership thereof or any other interest therein.

Section 4.04 Waiver of Appraisal Rights. To the fullest extent permitted by applicable law, the Shareholder hereby waives any rights of appraisal that it may have under applicable law.

Section 4.05 Further Assurances. From time to time, at Newco’s request and without further consideration, the Shareholder shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement. Without limiting the foregoing, the Shareholder hereby authorizes Newco to publish and disclose in any announcement or disclosure required by the SEC and in the Proxy Statement the Shareholder’s identity and ownership of the Covered Shares and the nature of the Shareholder’s obligations under this Agreement.

Article V. MISCELLANEOUS

Section 5.01 Termination. This Agreement shall remain in effect until the earliest to occur of (a) the termination of the Asset Purchase Agreement and (b) the making of any material waiver, amendment or other modification of the Asset Purchase Agreement without the prior written consent of the Shareholder; provided, however, that the provisions of this Section 5.01 and Section 5.03 through Section 5.12 shall survive any termination of this Agreement without regard to any temporal limitation. Nothing in this Section 5.01 and no termination of this Agreement shall relieve any party hereto from any liability or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the willful and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act.

Section 5.02 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Newco any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholder, and Newco shall have no authority to direct the Shareholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

Section 5.03 Notices. All notices, requests, demands, claims and other communications required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered, given or otherwise provided:

by hand (in which case, it will be effective upon delivery)

by facsimile (in which case, it will be effective upon receipt of confirmation of good transmission); or

by overnight delivery by a nationally recognized courier service (in which case, it will be effective on the Business Day after being deposited with such courier service); in each case, to the address (or facsimile number) listed below:

If to the Shareholder, to it at:

ACT-DE, LLC

c/o HIG Capital

855 Boylston Street, 11th Floor

Boston, MA 02116

Attention: William J. Nolan

Facsimile: 617-425-5668

with a copy (which shall not itself constitute notice) to:

Bingham McCutchen LLP

399 Park Avenue

New York, NY 10022

Attention: Neil Townsend, Esq.

Fascimile: 212-702-3644

If to the Parent or the Buyer, to it at:

Sancompass, Inc.

Encompass Supply Chain Solutions, Inc.

c/o Sankaty Advisors, LLC

111 Huntington Avenue

Boston, MA 02199

Attention: Legal Department

Facsimile: 617-652-3661

with a copy (which shall not itself constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention: Alyson Allen, Esq.

Facsimile: 617-235-0345

and

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention: David A. Fine, Esq.

Facsimile: 617-235-0030

If to the Seller, to it at:

Encompass Group Affiliates, Inc.

775 Tipton Industrial Drive

Lawrenceville, GA 30046

Attention: Robert Gowens

Email: rgowens@phoenixmanagement.com

with a copy (which shall not itself constitute notice) to:

Eckert Seamans Cherin & Mellott, LLC

Two Liberty Place

50 South 16th Street, 22nd Floor

Philadelphia, PA 19102

Attention: Gary A. Miller

Facsimile: 215-851-8383

Section 5.04 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

Section 5.05 Counterparts. This Agreement may be executed by facsimile or other image scan transmission and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 5.06 Entire Agreement. This Agreement and, to the extent referenced herein, the Asset Purchase Agreement, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written and oral, that may have related to the subject matter hereof in any way.

Section 5.07 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)	This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In addition, each of the parties hereto (i) irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the borough of Manhattan in the City of New York, or if such court does not have jurisdiction, the Supreme Court of the State of New York, New York County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum and (iii) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the United States District Court for the Southern District of New York located in the borough of Manhattan in the City of New York.

(b)	Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby. Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (i) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 5.07.

Section 5.08 Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by Newco and the Shareholder with the prior written consent of Encompass (which such consent shall not be unreasonably withheld or delayed). Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to Newco and the Shareholder.

Section 5.09 Remedies.

(a)	In the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, each party hereto agrees that the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy. Each party hereto waives all other remedies, including monetary remedies, with respect to any breaches of any covenants or agreements hereunder.

(b)	All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

Section 5.10 Severability. Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner adverse to any party or its shareholders. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to affect the original intent of the parties as closely as possible and to the end that the transactions contemplated hereby shall be fulfilled to the maximum extent possible.

Section 5.11 Successors and Assigns; Third Party Beneficiaries. Except in connection with a Permitted Transfer as provided herein, neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part (by operation of law or otherwise), by any party without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 5.12 Capacity as a Shareholder. The Shareholder does not make any agreement or understanding herein in his capacity as a director or officer of Encompass. The Shareholder makes his agreements and understandings herein solely in his capacity as the record holder and beneficial owner of the Covered Shares and, notwithstanding anything to the contrary herein, nothing herein shall limit or affect any actions taken by the Shareholder in his capacity as a director or officer of Encompass.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

SHAREHOLDER:	ACT-DE, LLC

Name:
Title:

NEWCO:	ENCOMPASS SUPPLY CHAIN SOLUTIONS, INC.

Name:
Title:

Schedule A

Existing Shares1

Beneficial Owner	Share of Common Stock	Share of Series C Preferred Stock	Total Shares of Common Stock (on an as-converted basis)
ACT-DE, LLC	0	913.79	78,399,417,171.49

[1]	As of the date hereof